

SUZANO PETROQUÍMICA

May 31, 2006
SZPQ-GRI – 006/2006



Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°. 82-34667

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of following documents:

- Notice of the Annual and Special General Meeting
- Minutes of the Annual and Special General Meeting (April 19, 2006)
- Announcement of May 10, 2006 – Approval of the proposal to enhance its governance model
- 1Q06 Earnings Release
- Quarterly Financial Statements for the quarter ended March 21, 2006
- Minutes of the Board of Directors Meeting (March 14, 2006)
- Minutes of the Board of Directors Meeting (May 10, 2006 – 4 p.m.)
- Summary of the Minutes of the Board of Directors Meeting (May 10, 2006 – 11 a.m.)
- Summary of the Main Deliberations of the Board of Directors Meeting held on May 10, 2006, at 4:00 p.m.
- Bylaws

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director

SUZANO PETROQUÍMICA S.A.
○ ESCRITÓRIO SP: Av. Dr. Chucri Zaidan, 80 - 10 e 11° andares - Vila Cordeiro - CEP 04583-110 - São Paulo - SP
○ ESCRITÓRIO RJ: Av. Rio Branco, 138 - 13° andar - Cond. Edif. Bozano Simonsen - CEP 20040-002 - Centro - RJ
○ UNIDADE MAUÁ: Av. Ayrton Senna da Silva, 2700 - Jd. Oratório - CEP 09380-901 - Mauá - SP
○ UNIDADE CAMAÇARI: Rua Hidrogênio, 1404 - Pólo Petroquímico - CEP 42810-000 - Camaçari - BA
○ UNIDADE DUQUE: Rua Marumbi, 1400 - Campos Elíseos - CEP 24221-000 - Duque de Caxias - RJ

RECEIVED
2006 JUN -8 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUZANO PETROQUÍMICA S.A.

Federal Tax ID CNPJ/MF No 04,705,090/0001-77

State Enrolment NIRE No 35 3 0018786 5

Publicly-held Company with Authorized Capital

NOTICE

Annual and Special General Meeting

Notice is hereby given that an Annual and Special General Meeting shall be held on the 19nd of the current month, at 4:00 PM, at the company's headquarter, Av. Brigadeiro Faria Lima, 1355, 9th floor, in this Capital City, in order to examine, discuss and vote the following agenda:

I - In Annual Shareholder's Meeting

1. to approve management report, financial statements, consolidated balance sheet and respective explanatory notes, all regarding the fiscal year ended December 31, 2005, together with Independent Auditor and Fiscal Council note;
2. allocation of the 2004 results, and approval of the dividend payment of R$ 0.0192 per common share and preferred share, with no monetary adjustments;
3. Election of the Board of Directors members;
4. Board of Directors members and Executive Officers remuneration definition; and
5. election of the Fiscal Council and establishment of its members remuneration.

Under the terms of Instruction 282 issued by CVM - Brazilian Securities Commission, the minimum percentage to request multiple votes in the Board of Directors election is equivalent to 5% of the Company's voting capital.

II - In Special General Meeting

1. Amendment to the company's Corporate Bylaws, without the respective consolidation, related to the following matters:

a) adjustment of provisions of the Corporate Bylaws and inclusion of new provisions in compliance with the conditions of the new Rules of Differentiated Practices of the Corporative Governance – Level 2 of the São Paulo Stock Exchange - BOVESPA, in force since the 6th day of February of the current year, as amended by Articles 9th, 18, 23, 38, 39, 40, 41, 42 and 45 and the inclusion of new provisions and the consequent renumbering of provisions of the Corporate Bylaws; and

b) definition of the new responsibilities of the Board of Directors, with amendment of subitem "d" and inclusion of subitem "u" and Second Paragraph to Article 19.

São Paulo, April 03, 2006.

David Feffer
Chairman of the Board of Directors

SUZANO PETROQUÍMICA S.A.

Federal Tax ID CNPJ/MF No 04,705,090/0001-77

State Enrolment NIRE No 35 3 0018786 5

Publicly-held Company with Authorized Capital

Minutes of the Annual and Special General Meeting

DATE: April 19, 2006
TIME: 04:00 PM
PLACE: Avenida Brigadeiro Faria Lima, 1355, 10th Floor – São Paulo – SP
ATTENDANCE: shareholders representing more than two thirds of the voting capital stock, shareholders holding preferred shares and independent external auditors, Deloitte Touche Tohmatsu Auditores Independentes (CRC No 2 SP 011609/O-8).
BOARD: Fábio Eduardo de Pieri Spina – Chairman. Fernando Ney de Moraes Arruda – Secretary

DOCUMENTS READ AND CALLS

1. Calls for Meeting: Official Gazette of the State of São Paulo and "Valor Econômico" newspaper of April 04, 05 and 06 of the current year;

2. Management Report, Financial Statements, Consolidated Financial Statements and respective Explanatory Notes, all of them related to the fiscal year ended on December 31, 2005, together with the Independent Auditors Opinion and Audit Committee's Opinion, published in the Official Gazette of the State of São Paulo and "Valor Econômico" newspaper, both of March 15 of the current year.

RESOLUTIONS UNANIMOUSLY TAKEN:

I - In Annual General Meeting

1. With the abstaining of those legally prevented, approved the Management Report, Financial Statements, Consolidated Financial Statements and respective Explanatory Notes, all of them related to the fiscal year ended on December 31, 2005, together with the Independent Auditors Opinion and Audit Committee's Opinion, with the following destination of the fiscal year's net profit: (a) R$ 762,221.73 for the legal reserve; (b) R$ 4,352,551.30 for payment of annual dividend, in the amount of R$ 0.0192 per common share and per outstanding preferred share to be paid and/or credited on May 09, 2006, without monetary restatement; (c) R$ 9,116,695.43 for the Capital Increase Reserve; and (d) R$ 1,012,966.16 for the Special Statutory Reserve;

2. Re-appointed as a member of the Board of Directors, with term of office until the Regular General Meeting of 2008: **President: David Feffer** (Federal Tax ID CPF/MF No 882,739,628-49 – ID Card RG No

4,617,720-6-SSP/SP), Brazilian, married, industrial, with business address at Avenida Brigadeiro Faria Lima, 1355, 9th floor, Postcode 01452-919, in this Capital City; **Vice-President: Daniel Feffer** (Federal Tax ID CPF/MF No 011,769,138-08, ID Card RG No 4,617,718-SSP/SP), Brazilian, married, lawyer, with business address at Avenida Brigadeiro Faria Lima, 1355, 9th floor, Postcode 01452-919, in this Capital City; **Vice- President: Boris Tabacof** (Federal Tax ID CPF/MF No 000,616,035-20 - ID Card RG No 6,167,083-SSP/SP), Brazilian, married, engineer, with business address at Avenida Brigadeiro Faria Lima, 1355, 10th floor, Postcode 01452-919, in this Capital City; and **other members: Jorge Feffer** (Federal Tax ID CPF/MF No 013,965,718-50 - ID Card RG No 4,617,719-X-SSP-SP), Brazilian, legally separated, business administrator, with business address at Avenida Brigadeiro Faria Lima, 1355, 9th floor, Postcode 01452-919, in this Capital City; **Adhemar Magon** (Federal Tax ID CPF/MF No 047,059,398-91, ID Card RG No 2,815,645-SSP/SP), Brazilian, married, business administrator, residing and domiciled in this Capital City, at Alameda Campinas, 1232, 4th floor, Postcode 01404-001; **Antonio de Souza Correa Meyer** (Federal Tax ID CPF/MF No 215,425,978-20 - ID Card RG No 3,334,695-1-SSP/SP), Brazilian, married, lawyer, residing and domiciled in this capital city, with business address at Rua da Consolação, 247, 5th floor, Postcode 01301-903; and, **as independent members: Claudio Thomaz Lobo Sonder** (Federal Tax ID CPF/MF No 066,934,078-20 and ID Card RG No 2,173,952-SSP/SP), Brazilian, married, engineer, residing and domiciled in this Capital City, with business address at Avenida Brigadeiro Faria Lima, 1355, 10th floor, Postcode 01452-919, in this Capital City; and **Pedro Pullen Parente** (Federal Tax ID CPF/MF No 059,326,371-53 - ID Card RG No 193,545- SSP/DF), Brazilian, married, engineer, residing and domiciled in Porto Alegre, State of Rio Grande do Sul, with business address at Avenida Érico Veríssimo, 400, 6th floor, Postcode 90160-180;

3. the preferred shareholders, even that the amount equivalent to 10% of the corporate capital has not been reached, exceptionally, re-appointed as a member of the Board of Directors, **as Independent Counselor**, with separate voting, with term of office until the Regular General Meeting of 2008: **Mr. Roger Agnelli** (Federal Tax ID CPF/MF No 007,372,548-07 - ID Card RG No 10,192,866-SSP/SP), Brazilian, married, economist, residing and domiciled in Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Graça Aranha, 26, 18th floor, Postcode 20030-900;

4. the total amount for the compensation of the Executive Board and the Board of Directors was established in R$4,953,000.00;

5. the following Audit Committee was elected, with a tenure up to the 2007 Annual General Meeting: as **Effective members: Luiz Augusto Marques Paes** (Federal Tax ID CPF/MF No 045,320,388-47; ID Card RG No 12,605,359-5-SSP/SP), Brazilian, married, lawyer, residing and domiciled in this Capital City, with business address at Rua Gomes de

Carvalho, 1306, 2nd floor, Postcode 04547-005; **Rubens Barletta** (Federal Tax ID CPF/MF No 397,909,328-04 – ID Card RG No 3,540,429-SSP/SP), Brazilian, legally separated, lawyer, residing and domiciled in this Capital City, with business address at Rua Senador Paulo Egídio, 72, 15th floor, Postcode 01006-010, and by the preferred shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, together with the Fundo Bradesco Templeton de Valor e Liquidez, representing more than 5% of the capital stock, in the exercise of its legal rights, was elected **José Edison da Silva** (Federal Tax ID CPF/MF No 392,593,588-69 and ID Card RG No 5,555,676-SSP/SP), Brazilian, married, bank employee, residing and domiciled in this Capital City, with business address at Rua Joel Jorge de Melo, 102, Postcode 04128-080; and as their respective **substitute members**: **Roberto Figueiredo Mello** (Federal Tax ID CPF/MF No 532,755,358-20 – ID Card RG No 3,922,596-SSP/SP), Brazilian, married, lawyer, residing and domiciled in this Capital City, with business address at Rua Líbero Badaró, 293, 27th floor, suite 27D, Postcode 01009-907; **Luiz Gonzaga Ramos Schubert** (Federal Tax ID CPF/MF No 080,501,128-53 – ID Card RG No 2,560,033-SSP/SP), Brazilian, married, lawyer, residing and domiciled in this Capital City, with business address at Rua Senador Paulo Egídio, 72 – 15th floor, Postcode 01006-010; and in the same way, by the preferred shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, together with the Fundo Bradesco Templeton de Valor e Liquidez, representing more than 5% of the capital stock, in the exercise of its legal rights, was elected **José Luís de Castro Neto** (Federal Tax ID CPF/MF No. 112.877.801-72 - ID Card RG No. 000.905-SSP/DF), Brazilian, married, bank employee and professor, residing and domiciled in this Capital, with business address at Rua Itambé, 45, ZIP Code 01239-902; and

6. for each effective member of the Audit Committee was established the minimum compensation set forth in the law;

II - In Special General Meeting

The shareholders entitled to vote approved, by unanimity of the attending shareholders:

1. The amendment to the company's Corporate Bylaws, without the respective consolidation, related to the following matters:

a) The amendment of Articles 9th, 18, 23, 38, 39, 40, 41, 42 and 45 of the Corporate Bylaws in compliance with the conditions of the new Rules of Differentiated Practices of the Corporative Governance – Level 2 of the São Paulo Stock Exchange - BOVESPA and the consequent renumbering of provisions of the Corporate Bylaws, which shall be in force with the following wording, respectively:

"**Article Nine** - The preferred shares shall be entitled to the following: a) Priority in the capital reimbursement, with no premium; b) Participate, in equal conditions with the common shares, in the distribution of dividends corresponding to at least thirty per cent (30%) of the fiscal year's net income, adjusted according to article 202, Share Companies Act; c) Right to tag along in public offers, by the amount equivalent to 80% of the price paid by shares which compose the control block, in case of tag along of the company, according to Title VIII hereof; d) Participate, in equal conditions with the common shares, in the receipt of bonus shares resulting from the capitalization of reserves or funds of any nature, or even division. **Paragraph One** - The preferred shares shall not be entitled to vote, except in the case of paragraph five below. **Paragraph Two** - The Company is entitled, upon decision by its General Meeting, to create, at any time, new classes of preferred shares or to increase the quantity of preferred shares of existing classes, without keeping proportion with the remaining ones, provided this quantity of preferred shares, with no voting right, does not exceed two thirds (2/3) of the issued capital stock. The creation or increase of preferred shares may also be carried out to meet a shareholder's request according to article 11 hereof. **Paragraph Three** - The decisions about any capital stock increase shall indicate how the first subsequent dividend, to which the new shares shall be entitled, will be calculated. **Paragraph Four** - In case of capital increase through capitalization of reserves or funds of any nature, the new shares, if issued, shall follow the respective proportions as regards the quantity, kind and classes of shares then existing, on the occasion of the increase, and must further be fully observed the rights assigned to each kind and class of shares issued by the Company. **Paragraph Five** - The preferred shares shall be entitled to vote on any subject submitted to the General Meeting as regards (a) the transformation, amalgamation, split and merger of the Company; (b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has interest, whenever by reason of a legal or bylaws provision, the approval of these agreements is decided in a General Meeting; (c) the evaluation of assets intended to carry out the capital increase of the Company; (d) the appointment of a specialized company to evaluate the economic value of the shares issued by the Company, in the cases set forth from article 42 on; and (e) the amendment to or revocation of the provisions hereof which result in the noncompliance by the Company with the requirements set forth in Section IV, item 4.1, in the Rules of Differentiated Practices of the Corporative Governance – Level 2 of BOVESPA (São Paulo Stock Exchange) (hereinafter referred as "Rules of Level 2"), it being provided that such voting right shall govern while the 'Agreement for Adoption of Differentiated Practices of the Corporative Governance Level 2' is in force."

"**Article 18** - The Board of Directors shall consist of five (5) to nine (9) members, who shall mandatorily be shareholders, residing or not in Brazil, elected by the General Meeting, which can dismiss them at any

time. The General Meeting shall assign the Chairman and up to two (2) Deputy Chairmen of the Board of Directors. **Paragraph One** - Among the Counselors, at least 20% (twenty percent) shall be Independent Counselors, as defined in the "Rules of Level 2", it being considered as independent also the counselor elected according to the faculty set forth in Article 141, 4th and 5th §§ of Law No. 6404/76. **Paragraph Two** - The members of the Board of Directors will take office upon the execution of the respective instrument, registered in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The members of the Board must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives."

"**Article 23** - In his temporary absences, the Board of Directors Chairman shall be replaced by one of the Deputy Chairmen of this body, and the replaced member must assign the substitute; and if such assignment does not occur, the Board of Directors shall make such assignment. **Paragraph One** - When there is any vacancy in the Board of Directors, a Special General Meeting must be convened for, within a period not exceeding twenty (20) days, to decide on the respective assignment, if necessary to maintain the minimum number of members of this body, or of the minimum percentage of Independent Counselors provided for in Paragraph One of Article 18 hereof or if the assignment for the position is deemed necessary. **Paragraph Two** - The replacements set forth in this article may result in the accumulation of the positions and the voting rights in the Board of Directors meetings, but not of the compensation and other benefits applicable to the replaced person."

"**TITLE VIII - The disposal of share control, the cancellation of publicly-held company registration and the interruption of differentiated practices of corporative governance. Article 38** - The disposal of the Company share control, both through only one transaction or through successive transactions, must be agreed subject to suspensive or termination condition, in which the acquirer of the control is obliged to present, within at most ninety (90) days, public acquisition offer of the remaining shares of other shareholders of the company, in order to assure equal treatment to the one given to the disposing Controlling Shareholder, except in the case set forth in the Sole Paragraph below. **Paragraph One** - The public offer price mentioned above shall be eighty percent (80%) of the price paid by share of the control block, for the holders of preferred shares issued by the Company. **Paragraph Two** - The Company will not register any transfer of shares for the purchaser or for the party that may hold the controlling power, while he/she does not subscribe the Controllers' Consent Term. **Paragraph Three** - The Company will not register a shareholders' agreement that provides about the exercising of the controlling power while its signatories do not subscribe the Controllers' Consent Term. **Article 39** - The public offer mentioned above must also be carried out: a) In case there is an

onerous assignment of the share subscription rights and of other securities or rights related to securities convertible into shares which may result in disposal of the Company control; b) In case of disposal of the control by the Controlling Shareholder of the Company, when the disposing controller shall be obliged to declare to the São Paulo Stock Exchange – BOVESPA, the amount assigned to the Company in this disposal and attach documentation to prove it. **Article 40** - The person who has Company shares and acquire the share control, in reason of a private agreement of share purchase entered with the Controlling Shareholder, involving any quantity of shares, must: a) To formulate the public offer mentioned in article 38 hereof; b) To compensate the shareholders who have bought shares at a stock exchange within six (6) months before the day when the Company control was sold, and must pay to them any difference between the price paid for the disposing Controlling Shareholder shares and the amount paid at any stock exchange for shares of the Company in the same period, duly adjusted until the moment of payment. **Article 41** - In the public offer of share acquisition to be carried out by the Company, provided the requirements set forth in the law in force are complied with, or by the Controlling Shareholder to cancel the publicly-held company registration of the Company or to stop the differentiated practices of corporative governance of Level 2 of the São Paulo Stock Exchange – BOVESPA, or also for corporate reorganization of which the resulting company is not classified as holder of corporate governance standard of Level 2, the minimum price to be offered must be equivalent to the economic value assessed in an evaluation report. **Article 42** - The evaluation report mentioned in the article above must be prepared by a specialized company, with proven experience and not linked to the Company, its managers and controllers, and the report must also comply with the requirements set forth in paragraph 1, article 8, Law 6,404/76 and contain the liability set forth in paragraph 6 of the same article of said Law. **Paragraph One** - The selection of the specialized company responsible for the determination of the economic value of the Company is the exclusive competence of the General Meeting, starting from the submission, by the Board of Directors, of a list with three names, and the respective resolution must be approved by majority of votes of the shareholders representing the Outstanding Shares attending the General Meeting which decides on the subject, and the blank votes shall not be counted, and each share, regardless kind or class, is entitled to one vote on this decision. If opened in first call, the General Meeting shall have the attendance of shareholders representing at least 20% (twenty percent) of the total Outstanding Shares; if opened in second call, it may have the attendance of any number of shareholders representing the Outstanding Shares. **Paragraph Two** - The costs to prepare the requested evaluation report must be fully borne by the offeror."

"**Article 45** - Any and all conflict between the Company, its shareholders, Officers and members of the Audit Committee, as regards the provisions hereof, the Share Companies Act, the Agreement of Adoption of

Differentiated Practices of Corporative Governance – Level 2, as well as the "Rules of Level 2", both of the São Paulo Stock Exchange – BOVESPA, if applicable, the norms issued by the National Monetary Board, Brazil Central Bank, the Stock Exchange Commission and other capital market norms, shall be settled through arbitrage, according to the provisions of the Rule of the Market Arbitrage Chamber, of the São Paulo Stock Exchange- BOVESPA."

b) Definition of the new responsibilities of the Board of Directors, with amendment of subitem "d" and inclusion of subitem "u" and Second Paragraph to Article 19 of the Corporate Bylaws, which shall be read as follows:

"**Article 19** - The Board of Directors has the competence to: a) determine the general guidelines of the Company businesses; b) elect and dismiss Executive Officers, at any time, and determine their functions and competences, whenever these are not foreseen herein; c) inspect and evaluate the Executive Officers' administration; examine, at any time, the Company books and documents; request information on agreements entered or about to be entered, and any other acts; d) decide on the issue of shares, according to paragraphs one through four, article 5 hereof; e) give its opinion on the management report and the Executive Board accounts, including as regards the proposal of allocation of income and the resulting proposal of distribution of dividends; f) select and dismiss the independent auditors, provided the right of veto set forth in the law; g) approve the accounting criteria and practices; h) issue opinions on any proposals or recommendations from the Executive Board to the General Meeting; i) authorize the acquisition of shares issued by the Company, for the purposes of cancellation or permanence with the treasury and subsequent sale; j) follow up and assess the economic and financial performance of the company; k) approve the global and long-term strategy of the company and the controlled companies; l) examine, approve and control the compliance with the multi-annual investment budged, and the operating annual budgets prepared by the Executive Board; m) decide on the assignment or not of the preemptive right to the old shareholders, or even reduce the term of this right, in the issues of shares, debentures convertible into shares and subscription bonus, the placement of which is made through one of the modalities set forth in article 172, Law No 6,404/76; n) according to what is set forth in letter "m" above, decide on the issue of securities, including promissory notes, for public or private distribution, in the country or abroad, according to the respective legislation and these bylaws; o) indicate the Executive Officer of Investors Relations; and p) create, if and when applicable, other Board of Directors Committees, according to what is set forth in article 20 and the following, and q) authorize the initial or subsequent participation of the Company as a member, a shareholder, or copartner, in any other company or undertaking, to grant this participation as collateral to third parties in the operations of the company and the sale, at any title, and under any conditions, of any participation in the assets

of the company; r) to authorize the Executive Board, through the establishment of competences and criteria to be defined by means of a decision approved at a Meeting of the Board of Directors, whose minutes should be duly registered with the Registry of Commerce of the State of São Paulo, to: r.1) acquire, encumber and dispose of properties of any nature, related to the fixed assets; r.2) establish collateral of any nature and chattel mortgage as guaranty; r.3) enter financial operations, either as an active party or not, including those called "vendor", in which the company acts as guarantor or endorser of its customers; r.4) to enter any other agreements within the competence amounts defined; r.5) to perform, or determine to be performed, any acts not expressly set forth herein, provided that they are legally within its competence; r.6) to lodge or quit actions, lawsuits, proceedings, measures or any legal or administrative demands, in addition to the adoption of measures aiming at the compensation of tax credits; s) decide on the creation of a Advisory Council to advise the Board of Directors members, indicating positions, compensation and working rules for that body. t) to decide on proposals from the Executive Board concerning the distribution of interest on its own capital and/or intermediate dividends; u) to approve in advance the filing, transaction, arrangement or waiver of lawsuits, proceedings, procedures, measures or any court or administrative demands, as well as the voluntary tax offset, which result or may result in obligations or rights to the Company, the individual value of which is higher than R$ 5,000,000.00 (five million Reais) or also that, in any way whatsoever, prejudice or may prejudice the Company's reputation or image. **Paragraph One** - As for letter "f" above, it is hereby set forth that in case the competences defined through a decision approved at a Meeting of the Board of Directors are exceeded, the approval of any of such matters is to be a competence of the Company Board of Directors. **Paragraph Two** - As for letter "u" above, if there is possibility of imminent damage to the Company, the decision may, in exceptional character, be submitted to the later approval of the Board of Directors, in its first subsequent meeting"; and

c) Improvement of wording of the caption of the Articles 23, the new wording of which has been mentioned above, and 26, both of the Corporate Bylaws, which shall be read as follows:

"**Article 26** - In the temporary absences: a) of the Chairman Executive Officer, the Board of Directors Chairman shall appoint his substitute; b) of any other Executive Officer, his substitute shall be appointed by the Board of Directors Chairman among the other members of the Executive or among the direct subordinates of the absent or impeded Executive Officer, upon his recommendation. In this last case, the direct subordinate replacing the absent or impeded Executive Officer shall take part in all routine activities and shall have all the responsibilities of the referred Executive Officer, including to be present in the Executive Board meetings to present the subjects concerning the replaced Executive Officer without, however, exercising the voting right or

receiving the replaced Executive Officer's compensation. **Paragraph One** - In case of any vacancy in the Executive Board, the Board of Directors shall meet to decide about the actions to be taken to fill the vacancy in case it is necessary to reach the minimum number of members in the Executive Board or if they deem convenient to fill the vacancy. The term of office of the Executive Officer so elected will cease simultaneously with the one of his peers. **Paragraph Two** - Provided what is set forth in article 26, b), above, the replacements set forth herein will result in the cumulation of positions, including the voting right, but not in the cumulation of compensation and other benefits applicable to the replaced person."

2. The increase of the tenure of the Board of Directors from one to two years, reelection being allowed, Article 16 of the Corporate Bylaws becoming effective with the following wording: "**Article 16** - The tenure for the Board of Directors is of 2 (two) years and that of the Executive Board is of one (1) year, but may be extended up to the occasion the new elected members take office. The reelection is admissible"; and

3. The publishing of these minutes as provided for in the 2nd paragraph of Article 130 of the Corporations' Law.

Read and approved, these minutes are signed by the attending people.

São Paulo, April 19, 2006
Fábio Eduardo de Pieri Spina, Board Chairman
Fernando Ney de Moraes Arruda, Secretary

The Shareholders:

Pp. SUZANO HOLDING S.A.

Fernando Ney de Moraes Arruda – Lawyer

Pp. CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

Camila Cristina Anello – Lawyer

P.p. CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND

Vanessa Leonel do Prado – Lawyer

P.p. CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FUND FOR TAX-EXEMPT TRUSTS

Vanessa Leonel do Prado – Lawyer
P.p. CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND

Vanessa Leonel do Prado – Lawyer

P.p. CNA – CAPITAL INTERNATIONAL EMERGING MARKETS EQUITY TRUST

Vanessa Leonel do Prado – Lawyer

P.p. ANNA CHRISTINA TRUCCO BIONDI

Alberto Raphael Mansur Levy – Shareholder

P.p. ARNALDO JOSÉ PACÍFICO

Alberto Raphael Mansur Levy – Shareholder

P.p. ETALE RUBINSTEIN WAINER

Alberto Raphael Mansur Levy – Shareholder

P.p. HEINRICH RATTNER

Alberto Raphael Mansur Levy – Shareholder

P.p. HENRIQUE CAMBIAGHI FILHO

Alberto Raphael Mansur Levy – Shareholder

P.p. HERMES MARCELO HUCK

Alberto Raphael Mansur Levy – Shareholder

P.p. JOSE SANCHEZ

Alberto Raphael Mansur Levy – Shareholder

P.p. LEVY RUBINSTEIN WAINER

Alberto Raphael Mansur Levy – Shareholder

P.p. LIZ GUIMARÃES VASCONCELOS

Alberto Raphael Mansur Levy – Shareholder

P.p. LUIZ EDUARDO BOAVENTURA PACÍFICO

Alberto Raphael Mansur Levy – Shareholder

P.p. MARCELO MANSUR LEVY

Alberto Raphael Mansur Levy – Shareholder

P.p. OTAVIO CARDOSO FERNANDES PONTES

Alberto Raphael Mansur Levy – Shareholder

P.p. PAULO MANSUR LEVY

Alberto Raphael Mansur Levy – Shareholder

P.p. RUBENS IOSEF MUSZKAT

Alberto Raphael Mansur Levy – Shareholder

P.p. TERESA ARAUJO BUENO

Alberto Raphael Mansur Levy – Shareholder

P.p. FUNDO BRADESCO TEMPLETON DE VALOR E LIQUIDEZ – FUNDO DE INVESTIMENTO EM AÇÕES

Vitor Tadeu Lupion Perito – Shareholder

VITOR TADEU LUPION PERITO

FANNY FEFFER

ALBERTO RAPHAEL MANSUR LEVY

ALFREDO FERNANDEZ DE LARREA ORTIZ DE ZARATE




SUZANO
PETROQUÍMICA

Suzano Petroquímica announces the approval of the proposal to enhance its corporate governance model


Contact the Investor Relations Area: + 55 11 3345-5827/5856/5886

São Paulo, May 10, 2006. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controller shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A. and Petroflex Indústria e Comercio S.A., announces to its shareholders and the market that the Board of Directors approved today the proposal for enhancement of the Company's management model, to be included as an amendment to the by-laws, which will be submitted to the Extraordinary Shareholders' Meeting, to be summoned shortly.

Following Suzano Group's[1] guidance to seek permanently for the implementation of best corporate governance practices, the approved proposal considers expanding the scope of work of the current Board of Directors' Committee to include the strategic concept of sustainability, besides the creation of a new one, the Audit Committee.


SZPQ4
NÍVEL 2


Latibex

The **Sustainability and Strategy Committee** will have as main attribution to advise the Board of Directors on the (i) accomplishment of its responsibilities regarding long term strategy and planning, and (ii) dissemination of the strategic concept of Sustainability, in order to reach worldwide accepted standards as reference in excellence.


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IBrX ÍNDICE BRASIL

The **Audit Committee**'s attributions are to advise the Board of Directors on (i) the financial statements analysis, assuring that the Executive Board develops and implements reliable internal controls, also regarding the quality of the information from the joint controlled companies; (ii) the control of the work of the independent auditors, internal auditors and internal controls, assuring that the auditors perform their work independently from each other and from the Executive Board, enabling the independent auditors to evaluate the other's practices; and (iii) monitoring the execution of the Code of Conduct and Corporative Policies regarding environmental, health and safety aspects.



In addition, the Board of Directors homologated Suzano Petroquímica's adhesion to the United Nations' Global Compact. Through this Compact, the United Nation Secretary-General invited the private sector to contribute, jointly with UN agencies and other social players, for the improvement of corporate social responsibility, aiming at a more sustainable and including world economy.


SUZANO
PETROQUÍMICA


Notice

Global Compact's principles regards commitment related to human rights, abolition of child labour, elimination of forced and compulsory labour, freedom of association and the effective recognition of the right to collective bargaining, among others, and are in line with Suzano Group's[1] conduct principles.

With this movement and in line with the corporate strategy of Suzano Group[1], the Company intends to establish guidelines and create channels that align short and long run goals and, therefore, assure its businesses sustainability based on economic responsibility, environmental balance, social justice and corporate governance.

São Paulo, May 10, 2006.

João Pinheiro Nogueira Batista

Chief Financial and Investor Relations Officer

(1) Suzano Group means the group of companies under the common control of Suzano Holding, i.e., Suzano Economic Group.




SUZANO
PETROQUÍMICA

Suzano Petroquímica Announces 1Q06 Results

Recovery in the domestic market and a 13.0% growth in local sales versus 1Q05

- Conference call in Portuguese: 05.17.06, at 9:30 am US EST
- Conference call in English: 05.17.06 at 11:00 am US EST
- Investor Relations Department: + 55 11 3345-5827/5856/5886

São Paulo, May 10, 2006 – Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controller shareholder in relevant players in the petrochemical sector - Rio Polímeros S.A. and Petroflex Indústria e Comércio S.A., announces today its earnings results for the first quarter 2006 (1Q06).

Special Features of this Earnings Results:

With the assumption of Polibrasil's control on September 1, 2005, and its subsequent incorporation by Suzano Petroquímica on November 30, since 3Q05 the Company decided to release its earnings results in a *pro forma* basis, in order to allow a better analysis of the business now held by Suzano Petroquímica and to insure a better comparison with previous periods and future results estimates. Therefore, operating and financial information, except where otherwise stated, is presented in a *pro forma* basis, considering full ownership (100%) of Polibrasil for all analyzed periods, and in Reais. Standard accounting data is available at the Brazilian Securities and Exchange Comission (CVM).

(1) Suzano Petroquímica Parent Company *pro forma* analysis fully reflects the performance of the polypropylene business previously conducted by Polibrasil that is currently conducted by the Company, besides the activities that were already executed by the Company in the past (monitoring the Company's share in its joint controlled companies).

(2) Suzano Petroquímica Consolidated *pro forma* analysis takes into consideration the Parent Company as described in item (1) consolidating proportionally the share held by the Company in the joint controlled companies Petroflex (20.12%), Politeno (34.99%) and Riopol (33.33%). As Politeno's sale took place in April 4th, 2006, its results regarding 1Q06 were consolidated on a regular basis, but the percentage used for this joint controlled company's consolidation is different from the Company's share because the preferred "Class B" shares are granted with a fixed annual dividend of 6% of the share's book value. Riopol's results will only be consolidated as of 2Q06 as the conclusion of the pre-operating stage only took place on March 31, 2006. The performance analysis of the companies where Suzano Petroquímica holds a joint control is disclosed at the Suzano Petroquímica Consolidated section.

(3) Until September 1, Polibrasil's financial statements reflected the results of the polypropylene compounding business, which on that date were transferred to Basell. In order to allow adjustments in past periods and improve comparison with the estimates, we indicate that the last 3 years polypropylene compounding business represented approximately 5% of Polibrasil's total sales volume, while net revenues arising from these sales were equivalent, in average, to 8% of Polibrasil's total net revenue.

All comparisons in this release refer to the same quarter of 2005 (1Q05), except otherwise stated.


SZPQ4
NÍVEL 2


Latibex


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IBrX ÍNDICE BRASIL









www.suzanopetroquimica.com.br
szpq_ri@suzano.com.br





Highlights of the quarter

Suzano Petroquímica accomplishes the first IFC disbursement

After signing a long term financing contract with the *International Finance Corporation* – IFC in December 2005, in January the Company received the first disbursement in the amount of US$ 160 million, which proceeds were fully directed to the settlement of the Promissory Notes issued in order to pay Basell, on September 1st, for Polibrasil's acquisition. As a result, a significant change in the Company's debt profile occurred. For more information see the "Financial Result and Debt" section.

Suzano Petroquímica is granted with the Embanews 2006 award

The Company won the 2006 Embanews Award in the Corporate Research category thanks to its original packages for the Polibrasil Footwear Collection. This award was granted for the first time in 1992 by the Embanews Magazine and is meant for companies which design innovative packages. The Corporate Research category evaluates criteria such as innovation, ease of implementation, suitability, ingenuity, safety and community benefits.

Suzano Petroquímica introduces the principle of rotation for market maker

Within Suzano Group's strategy of introducing the principle of rotation among market maker players for the shares issued by the Group's companies, with the expiration of Suzano Petroquímica's contract with Ágora Senior on February 28, 2006, Pactual Corretora started to act as market maker for the Company's preferred shares on March 1st, 2006.

Riopol takes the control of its industrial facility operations

On March 31st, the transfer of custody and responsibility for the industrial facility's operations from the construction consortium to Riopol occurred, after the conclusion of the performance and reliability tests, led by Riopol's operational team and coordinated by the construction consortium and the IT licensed, in order to insure the unit's hired performance. By that, Riopol concluded its pre-operating stage, and its results will take part of the Suzano Petroquímica Consolidated Results as of 2Q06, proportionally to the share held by the Company at Riopol.

Sale of the share in Politeno and exchange of Polipar's shares

On a Relevant Fact dated April 4, 2006, Suzano Petroquímica announced to the market that on that date it had sold to Braskem its share in Politeno, together with the other joint controlling shareholders Sumitomo and Itochu. In addition, the operation included an exchange of the shares issued by Norquisa, held by its controlled company Polipropileno Participações, for shares issued by Braskem held by Odebrecht, Braskem's controller.

As a result of this sale, SPQ Investimentos e Participações, a company controlled by Suzano Petroquímica and until that date a shareholder of Politeno, received from Braskem, in Reais, the amount equivalent to US$ 60.6 million, and Polipropileno Participações received 2,129,324 preferred shares issued by Braskem (BRKM5) from Odebrecht, delivering in exchange 75,669,544 shares issued by Norquisa.

The payment of US$ 60.6 million for Suzano Petroquímica's share in Politeno corresponded to a down payment, as the final value of the sale will be calculated pursuant to a linear formula that will measure the company's value after 18 months as a unique function of the domestic market spread, in other words, the difference between Politeno's polyethylene sale price and ethylene sale price in Brazil. The parametric equation that will calculate Politeno's value in the future is as follows:

Politeno's value [in US$ million] = 0.9175 x domestic market Spread [in US$/t] - 34.1



Considering the historical polyethylene spreads recorded in Brazil and the current level of domestic spreads, there is a strong possibility that Suzano Petroquímica will receive a second payment regarding the sale of Politeno. The chart simulates the payment/reception of a second payment at the end of the 18-month period according to several spreads possibilities.


Politeno Total Value² (100%)
(US$ million)
1st Installment
149 168 186 204 225 241 260 278 296 315 333 351 370
... 200 220 240 260 282 300 320 340 360 380 400 420 440 ...
... (78) (57) (39) (21) 0 16 35 53 71 90 108 126 145 ... Potential 2nd installment (US$ MM)
... (26) (20) (13) (7) 0 6 12 18 24 30 37 43 49 ... Potential Cash SZPQ (US$ MM)

Despite being carried out on April, therefore not in 1Q06, following the Independent Auditor's guidance, the Company is recognizing at this quarter's consolidated financial statements a provision for loss in the amount of R$ 35.1 million, regarding the booking of the down payment received by the Company for the sale of its share in Politeno and the investment amount recorded in the accounting books. The final result from this operation will be known and recorded in the Company's financial statements after the 18-month period, as already disclosed.

In the exchange of shares operation between Odebrecht and Polipropileno Participações, the later recorded an accounting profit of R$ 9.5 million. Therefore, the net effect on Suzano Petroquímica's consolidated financial statements in the quarter was the record of an accounting loss of R$ 25.6 million.

As already explained, the final result of the transaction in the Company's financial statements will only be known at the end of 18 months, following the previously presented equation which has as a variable the polyethylene spread in the domestic market. The value received as a signal by Suzano Petroquímica for its share in Politeno, US$ 60.6 million, points to an initial value of the asset Politeno of US$ 225 million which, using the formula, shows a domestic market spread of US$ 282/t, quite lower than the historical spread levels and the spreads currently observed in the domestic market. Therefore, the record of the signal and the registration of a loss in this operation in the quarter mean a merely accounting effect, as the final impact will depend on the spread of the next 18 months, which tendency is to be higher than US$ 282/t. The Company is already dicussing with its independent auditors the best way of recognizing this operation until its end, in 18 months.

SUZANO PETROQUÍMICA PARENT COMPANY

Industry and Economic Outlook

After a weak performance of the thermoplastic resins market in 2005, we noticed a recovery scenario for the domestic demand during 1Q06, led by the Brazilian interest rate decrease trend and consequent expansion in credit, besides the maintenance of the inflation at very comfortable levels. On the other hand, part of this growth in thermoplastic resins domestic consumption was captured by imports, which benefit from an appreciated Brazilian currency.

Shopping recovery in 1Q06 was focused not only in converters inventories build up, but mostly in attending market's needs led by a heated Brazilian industrial activity, which is currently going on, as indicated by recently disclosed Brazilian economic indexes.

Brazilian consumption of thermoplastic resins in 1Q06 recorded a 13.0% growth in comparison to 4Q05, and total thermoplastic resins imports grew by 18.9% in comparison to the same period of the previous year, according to Abiquim/Coplast estimates. This increase in thermoplastic resins imports, despite benefiting from current exchange rate levels, is another sign of domestic demand recovery in comparison to the end of 2005, as thermoplastic resins import volume in 1Q06 was practically stable in comparison to 1Q05. Thermoplastic resins export volume in 1Q06 grew by 9.5% versus the previous quarter, but recorded a 4.8% drop in comparison to 1Q05, once in the same period of 2005 there was a greater exporting effort, due to the weak domestic market scenario.

Also according to Abiquim/Coplast data, Brazilian polypropylene consumption grew by 13.9% in 1Q06 versus the previous quarter, while polypropylene imports recorded a slight 7.2% increase between these periods, as the import level of the resin had already recorded significant growth along the previous year as a result, mainly, of the appreciation of Real in 2005 and 2006. To face the polypropylene domestic demand recovery, part of the local resins producers' sales, which had been redirected to the export market in 4Q05, returned to the domestic market this quarter, with a consequent 13.3% decrease in polypropylene exports in 1Q06.

Brent oil average price in the quarter stood at US$ 62.00, a level 29.7% higher than the average recorded in 1Q05, deeply impacting the petrochemical industry's cost structure. This increased level of raw material prices, which are very pegged to international prices in US dollars, together with a scenario of appreciated local currency, which limits the sale price in Reais of petrochemical products, is deeply harmful to the profitability of Brazilian petrochemical players.


SUZANO
PETROQUÍMICA

Production


In thousand tons
+4.8%
125
138
144
1Q05
4Q05
1Q06

Suzano Petroquímica's production of polypropylene in 1Q06 reached 144.4 thousand tons, corresponding to a 92.4% average use of its installed production capacity. 1Q06's production was 4.8% higher than the production recorded in the previous quarter due to a maintenance stoppage in the Camaçari unit in December 2005. When comparing to 1Q05, 1Q06's production increased by 15.8%, mainly due to a lower production, in 1Q05, in the Camaçari and Mauá units as a result of programmed stoppages at these units and also at the Refinaria de Capuava (Recap), a raw material supplier of the Mauá site. It is worth mentioning that in 1Q05 there was also the effect of the polypropylene compound production, sold to Basell in September 2005. The Company ended the quarter with inventories of finished products at levels that are superior to normal, aiming at preparing itself for two programmed stoppages, one at Duque unit, in May, and another at Mauá Unit, which shall occur in June.

Installed Capacity use (%)


76.7%
88.2%
92.4%
1Q05
4Q05
1Q06

Sales


In thousand tons
+4.0%
110
127
132
16
27
26
96
100
107
6.9%
7.0%
1Q05
4Q05
1Q06
Domestic Sales
Exports

Total polypropylene sales volume in 1Q06 amounted to 132.2 thousand tons, volume 20.0% and 4.0% above the volume recorded in 1Q05 and 4Q05, respectively. In the period, polypropylene sales in the domestic market totaled 106.8 thousand tons 13.0% and 7.0% above domestic sales in the same period of the previous year and in 4Q05, respectively. Domestic sales recovery was partially focused on attending converters inventories build up, but was mostly focused on supplying the demand recovery, especially at food, consumption goods and electronic sectors.

Exports in the quarter totaled 25.4 thousand tons, corresponding to a 6.9% drop in comparison to the previous quarter, but a 62.2% growth in comparison to the same period of 2005. To attend a higher demand in 1Q06 from the domestic market, part of the exports were directed to the domestic market. South America represented the main destination of the Company's exports, with a 44% share in total exports. Compared to 4Q05, there was a significant reduction in the volume exported to Asia and an increase in sales to Europe.

Exports Destination 1Q06


Middle East 15%
Asia 4%
Europe 7%
Africa 30%
South America 44%




1Q06 Results

Net Operating Revenue


In R$ million
Exports
Domestic Sales
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06

Net operating revenue from the domestic market reached R$ 349.3 million in the quarter, 4.0% higher than in 4Q05, as despite the 7.0% increase in domestic sales between the periods, unitary net revenue from the domestic market in Reais dropped by 2.8%. However, it is worth mentioning that, given the strong connection between local prices and international polypropylene pricing in US dollars, and the exchange rate appreciation of about 4.1% between 4Q05 and 1Q06, unitary net revenues from the domestic market recorded a 1.3% growth in US dollars.

At the same time, exports revenue in 1Q06, of R$ 63.4 million, recorded a 14.6% drop in comparison to 4Q05. Export volume dropped only 6.9% between the periods and unitary net revenue from exports, when denominated in Reais, dropped by 8.3%; when denominated in US dollars, unitary net operating revenue from exports dropped 4.4%.

Therefore, Suzano Petroquímica Parent Company's net operating revenue in 1Q06 reached R$ 412.6 million, in line with the revenue recorded in 4Q05 due to a total sales volume 4.0% above the previous quarter, which neutralized the effect of an unitary net operating revenue denominated in Reais 3.3% lower. When denominated in US dollars, the Company's unitary net revenue in 1Q06 was 0.8% higher than 4Q05.

Cost of Goods Sold (COGS)


COGS distribution (%)
Main input 78%
Other inputs 8%
Labor 3%
Energy 1%
Others 6%
Depreciation 4%

Cost of goods sold (COGS) in the quarter was R$ 371.2 million, 10.8% above the same period of 2005, due to sales volume 20.0% higher. Unitary total COGS was 7.6% below 1Q05 mainly due to lower propylene cost in Reais. In comparison to 4Q05, COGS grew by 6.2% due to a sales volume 4.0% higher and a 2.1% increase in unitary COGS, resulting mostly from the inventories build up carried out in the previous quarter at costs relatively higher, that now have been sold, being part of the result.

SG&A Expenses

Selling, general and administrative expenses regarding the polypropylene business reached R$ 46.7 million in the quarter, 8.3% below 4Q05 and 14.0% higher than in the same period of the previous year. In comparison to 1Q05, the 14.0% raise in SG&A is basically due to the 20% higher volume of sales this quarter.



EBITDA

EBITDA (R$ million) and EBITDA margin (%) – Parent Company *Pro Forma*


19.0%
15.1%
16.5%
20.1%
12.6%
6.0%
8.5%
8.1%
3.1%
64.2
67.9
81.2
107.0
50.9
28.0
44.3
33.3
12.7
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06

Suzano Petroquímica Parent Company's EBITDA reached R$ 12.7 million in 1Q06, 61.9% below 4Q05 mostly due to a gross income 31.5% lower in this quarter.

When comparing to 1Q05, one can notice a 75.0% drop in EBITDA, once gross income in 1Q06 decreased 39.8% and operating expenses grew 32.0% between the periods.

EBITDA margin was 3.1% in the quarter, 5 b.p. below 4Q05 and 9.5 b.p. below that of 1Q05.

The quarter's EBITDA is impacted by non-recurrent expenses in the amount of R$ 4.3 million, what would elevate the EBITDA to R$ 17.0 million and EBITDA Margin in 1Q06 to 4.1%.

Financial Result and Debt

The Company concluded, in the quarter, the debt restructuring started in 2005. On January 26th, the first lot of the IFC financing was disbursed, in the amount of US$ 160.0 million. With these proceeds, the remaining Promissory Notes issued by the Company for financing Polibrasil's acquisition was settled. In addition, as a complement to the funding for the ongoing projects, the approximately R$ 93.0 million financing was approved at a BNDES Executive Board Meeting and is expected to be disbursed during 2Q06.

Besides this settlement, the Company pre paid a R$ 6.4 million debt with BNDES, as to release Politeno's shares that were this debt's guarantee in order to accomplish their sale to Braskem, as disclosed in Relevant Notice dated 04.04.06. An export pre payment between the Company and Banco Itaú in the amount US$ 5.2 million (corresponding to R$ 11.5 million) was also liquidated in advance.

Due to the need of cash in the short run, the Company funded (i) US$15.1 million (in 3 lots) with Banco Itaú BBA through an operation involving double index structures and a maximum term of 220 days and (ii) US$21.0 million as Trade Finance with a maximum term of 300 days, out of which US$ 15.0 million with Banco do Brasil and US$ 6.0 million with Banco Bradesco.

On March 31, 2006, Suzano Petroquímica's gross debt was R$ 1,177.4 million, compared to the R$1,175.6 million recorded on December 31, 2005. The Company's net debt on March 31, 2006 was R$ 1,187.5 million, 8.8% above net debt on December 31, 2005, due to the lower cash position recorded in March 31, 2006.


SUZANO
PETROQUÍMICA


Total Indebtedness (R$ million) and exposure per currency (%)
1,175.6
1,177.4
Exposure per term (%)
Exposure per index (%)


49.2%
50.8%
78.8%
21.2%
4Q05
1Q06
R$
US$


41.5%
58.5%
84.6%
15.4%
4Q05
1Q06
Short Term
Long Term


48%
32%
17%
41%
4Q05
1Q06
TJLP
US$ FIXED
TR
US$ LIBOR
CDI

In 1Q06, Suzano Petroquímica Parent Company's financial result was a positive R$ 17.9 million, mainly due to the favorable impact of the exchange variation over the Company's debt denominated in foreign currency, of R$ 49.0 million. The higher financial expenses in the quarter resulted from the commission payment regarding the financial restructuring carried out in the second half of 2005.

Net Debt / EBITDA

According to the Parent Company's pro forma Financial Statements, Net Debt /(EBITDA+Dividends) ratio was 6.85 in March 31, 2006, against 4.67 in December 31, 2005. This ratio was doubly affected by in 1Q06: (1) the higher net debt recorded in the quarter, due to the lower cash position versus the end of 2005, which caused the increase in the Company's net debt, even with a fairly stable total indebtedness in both periods; (2) a lower EBITDA in 1Q06 versus 1Q05, as for 1Q06 the accumulated EBITDA of the last twelve months was used for calculation. Taking into account the additional cash received for Politeno's sale, in Reais equivalent to US$ 60.6 million, and Braskem shares received by Polipropileno Participações, Net Debt/(EBITDA + Dividends) ratio falls to 5.84.


Net Debt / (EBITDA+Dividends)
Parent Company *Pro Forma*
4.67
6.85
20.74
12.31.05
03.31.06
03.31.06 with Politeno cash


Debt Amortization Schedule (US$ million)
67
7
26
48
48
62
71
53
20
44
64
12
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Debt amortization schedule, including funding and pre payment activities in 1Q06, resulted in an average maturity of 5.73 years on March 31, 2006. The average debt cost, on the other hand, remained stable in comparison to 4Q05, at US$+6.55% *p.a.*.




1Q06 Results

Net Income

In 1Q06, Suzano Petroquímica's registered a net loss of R$ 28.4 million, due to the record of the accounting loss regarding the sale of the stake in Politeno, as described in "Highlights of the quarter", reflected in the Parent Company's financial statements trough a negative equity in affiliates of R$ 24.0 million.

Capex


Capex in R$ thousand
5,894
5,334
1Q05
1Q06

In 1Q06 the Company invested R$ 5.3 million in capex, focused on the polypropylene expansion projects and environmental, product quality and production processes improvements.

The Company's investment projects currently on going are: (1) the 150 thousand tons/year expansion project for polypropylene production in the Mauá unit (SP), which will be accomplished in 2 stages (60 thousand tons/year in 2Q06 and 90 thousand tons/year in 2Q08); (2) the 100 thousand tons/year expansion project for polypropylene production in the Duque de Caxias unit (RJ) in 2Q07; (3) the construction of a marine terminal in Duque de Caxias for receiving the unit's propylene. The total budget for these projects amounts of approximately US$ 95.0 million, distributed as follows:

US$ million	2005	2006	2007	2008	Total
Capex Projects	2.0	52.6	26.6	13.8	95.0

Within the Company's expansion project, which foresees a US$ 52.6 million investment in 2006, despite the fact that the amount invested in 1Q06 seems to be small in contrast to the expected amount for the year, all projects are on schedule.

The projects mentioned above already hold defined investment sources, and will be financed by the *International Finance Corporation*-IFC (US$ 40 million) and BNDES.

Capital Markets

Suzano Petroquímica's shares average daily trading volume at Bovespa was R$ 2.6 million in the quarter, in line with the traded volume recorded in 4Q05 and 16.4% below the volume recorded in 1Q05, being worth mentioning that the 1Q05 was the first quarter after Suzano Petroquímica's IPO on December 2004, still reflecting some euphoria resulting from the market's positive outlook for the petrochemical sector at that time, which did not occur.


Average Financial Volume
SZPQ4 (R$ '000/day)
3,137
2,579
2,624
1Q05
4Q05
1Q06




Performance SZPQ4 vs. Ibovespa
FBI jan 2004 = 100


350
300
250
200
150
100
50
0
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
171
135
124
Suzano Petroquímica
Ibov
Petrochemical Sector

Suzano Petroquímica's preferred share traded at Bovespa ended the quarter priced at R$ 3.98/share, a 16.3% depreciation in the quarter. However, since January 2004, Suzano Petroquímica's share recorded a 35.4% appreciation, versus a 70.7% appreciation of the Ibovespa at the same period and a 23.7% average appreciation of the petrochemical industry index, pointing that Suzano Petroquímica had a better performance than the average of the sector during the period.

Social Environmental Responsibility and Sustainable Development

Suzano Petroquímica completed 6 years with no cases of occupational disease, mostly due to prevention programs internally developed by the Company, which guarantee a healthy work environment. Every occupational risk is monitored and stand below the limits settled by the Brazilian legislation.

An emergency drill took place at the Mauá unit (SP) in order to promote the training of the community to act in the case of an emergency. Considering the community around the unit (residences and schools), employees, outsourced and employees of other companies located at the same neighborhood, the drill had the participation of 1,700 people, and was supported by the São Paulo, Mauá and Santo André Public Defense, the Fire Department of the ABC region, the Mutual Aid Plan (PAM) of the companies located at that Industrial Pole, the Traffic Engineering Services (SET) and the Military Police Department. The drill was successfully concluded, achieving the goal of training people in the surroundings of Mauá unit.

Regarding the Company's activities related to the environment, during the quarter all initiatives for complying with the World Bank's standards for effluent release were concluded.

In 1Q06 the 5th Contest Reading is Necessary took place, in partnership with the Ecofuturo Institute, for children and youngsters between the ages of 7 and 14, students of public anf private schools, with the objective of stimulating and valuing creativity trough writing, revealing that writing is a way of sharing ideas, histories and adventures, bringing youngsters closer to books. The 5th edition of the contest had the participation of 5,853 schools, more than 400,000 children and youngsters and 21,000 papers being evaluated.

Also in partnership with the Ecofuturo Institute, Suzano Petroquímica opened, on January 2066, in Camaçari, its second Community Library Reading is Necessary (the first is located at Mauá), with 2,500 books. This initiative seeks the democratization of the access to books, to reading and writing, introducing literature in the life of communities.

Together with APOLP (The Association of the Industries of the Petrochemical Pole of ABC), we promoted, in the cities of Mauá, Rio Grande da Serra and São Paulo, the "Pole Gives Life 2006", offering services as eye doctors, physicians, cardiologists, measuring blood pressure, blood sugar, cholesterol , dental services, professional orientation and several lectures. The program has the focus of improving the quality of life of needy communities of the surroundings of São Paulo Petrochemical Pole.

Guidance for the propylene business

The petrochemical industry has been facing an adverse scenario since the beginning of 2005, which became a great challenge for the sector's players. The second generation players of the petrochemical chain have been suffering with the raw material elevated prices, due to the oil price increase, and also to the Real appreciation, which punishes the competitiveness of Brazilian exports and favors the entrance of imported products, aggravating the competition in the domestic market, many times in a prejudicial manner.

Despite this unfavorable scenario in the short run, the positive fundamentals for the Brazilian petrochemical sector remain unchanged for the medium/long run. The expected Brazilian economic growth, together with a higher population income and the expansion of credit to Individuals, reinforces the possibility of a plastic consumption increase in the country, therefore a favorable domestic market for the petrochemical sector. Moreover, many international projects, which were a great threat for the balance between supply and demand of petrochemical products worldwide, are late or, in some cases, even suspended, therefore reducing market pressure in the long run.

Recent Events

Suzano Petroquímica is granted with The São Paulo Award for Management Quality (*Prêmio Paulista da Qualidade em Gestão*)

On April 24, 2006, at a ceremony promoted by The São Paulo Institute of Management Excellency (*IPEG - Instituto Paulista de Excelência da Gestão*), with the participation of representatives of the State Government, the Company was granted with the **The São Paulo Award for Management Quality**, acknowledging the Company for being awarded with the National Quality Award 2005.

Suzano Petroquímica is granted with the Abiplast Design Award

Suzano Petroquímica was the winner of the Abiplast Design Award 2005, at the "Industry" category, with the collection of polypropylene packages "Polibrasil Calçados". At its first edition, the award was an initiative from the Plastic Industry Brazilian Association (Abiplast) and the Plastic Resins Industry Labor Union (Siresp), supported by the sector's productive chain, focusing on stimulating the imagination and technological innovation of plastic producers through design, contributing for the competitiveness of the Brazilian product. The award ceremony took place on April 17, 2006.

Suzano Petroquímica promotes the 3rd Suppliers Meeting

On April 11, 2006, Suzano Petroquímica promoted the 3rd Annual Suppliers Meeting, awarding those who rendered the best quality services in 2005. The suppliers are evaluated on a monthly basis and the results are shared with each supplier in order to improve its quality service and the relationship between the parties. In 2005, the two suppliers awarded were Jolivan transporter and the Capuava Refinery (Recap), raw material supplier for the Mauá unit. At the event, lectures on the Company's vision and strategy took place, so that suppliers could get to know the Company better.

The event is in line with the sustainability concept pursued by Suzano Petroquímica, aiming at contributing for the development of the productive chain of which the Company participates.

Suzano Petroquímica concludes the process of maintaining the ISO and OHSAS certifications

In April, Suzano Petroquímica went through the audit process for maintaining its certifications, ran by DNV, comprising the ISO 9001, ISO 14001 and OHSAS 18001 rules for all units. The auditing was successfully concluded.

SUZANO PETROQUÍMICA CONSOLIDATED

Summary of the *Pro Forma* Consolidated Results

Consolidated highlights (R$ million)	1Q06	1Q05	Δ% 1Q06/1Q05	4Q05	Δ% 1Q06/4Q05
Net Revenue	571.5	602.2	(5.1)	573.4	(0.3)
Gross Income	61.7	117.9	(47.7)	86.3	(28.5)
Gross Margin	*10.8%*	*19.6%*	*-8.8 b.p.*	*15.1%*	*-4.3 b.p.*
Ebitda	20.4	84.7	(75.9)	45.3	(55.0)
Ebitda Margin	*3.6%*	*14.1%*	*-10.5 b.p.*	*7.9%*	*-4.3 b.p.*

Production (000 t)	1Q06	1Q05	Δ% 1Q06/1Q05	4Q05	Δ% 1Q06/4Q05
Politeno	85.3	84.2	1.3	88.3	(3.4)
Petroflex	75.8	90.8	(16.5)	81.8	(7.3)
Riopol[1]	67.7	-	-	10.5	

1- Regarding pre-operating stage

Sales (000 t)	1Q06	1Q05	Δ% 1Q06/1Q05	4Q05	Δ% 1Q06/4Q05
Politeno	86.4	85.9	0.6	82.5	4.7
DM	67.3	68.6	(1.9)	64.3	4.7
EM	19.1	17.3	10.4	18.2	4.9
Petroflex	79.2	83.1	(4.7)	81.9	(3.3)
DM	50.2	53.2	(5.6)	48.8	2.9
EM	29.0	29.9	(3.0)	33.1	(12.4)
Riopol[1,2]	53.9	12.0	349.2	7.0	670.0
DM	45.1	12.0	275.8	4.6	880.4
EM	8.8	-	-	2.4	266.7

1 – Regarding pre-operating stage.

2 – 1Q05 sales regards only pre-marketing activities (not considering own resin production sales). Sales volume in 4Q05 includes 290 tons regarding pre-marketing, concluding this stage, being the remaining amount own resin production sales. Sales recorded in 1Q06 are fully from Riopol's own resins production.

Riopol

In 1Q06 Riopol produced 67.7 thousand tons of polyethylene, corresponding to 50.1% of its total installed capacity of 540 thousand tons/year of polyethylene. Riopol sold 45.1 thousand tons to the domestic market and exported 8.8 thousand tons.

It is worth mentioning that during 1Q06, Riopol was still in its pre-operating stage, which was concluded on March, 31 when the tests of performance and reliability ended and the transfer of custody and responsibility for the industrial facility's operations from the construction consortium to Riopol's team was accomplished. As from this date, with the facility being operated by Riopol, the company started its operating stage and its results will be consolidated at the Company's Consolidated Results as from 2Q06.

Therefore, the results from polyethylene sales in 1Q06 were booked at the Company's deferred assets, not generating any results this quarter. Riopol's results that had been booked until 2005 regarded the company's pre-marketing activities, which were concluded in 2005.

Politeno

Polyethylene domestic consumption grew by 7.2% in 1Q06 compared to the same period of the previous year, imports being 10.6% higher, benefiting from the appreciation of the Real, considering that polyethylene exports dropped 5.9% in 1Q06 versus 1Q05, in order to face a higher demand in 1Q06, which was weaker in 1Q05, stimulating exports.

Politeno's production in 1Q06 was 85.3 thousand tons, 1.3% above the same period of the previous year, as a result of the units' higher productivity and lower maintenance stoppages periods. Politeno's average operating rate in the quarter was 94.8%, versus an operating rate of 93.6% in 1Q05.

The company recorded total sales volume of 86.4 thousand tons of polyethylene in the quarter, in line with 1Q05 sales. From this total sales volume, 67.3 thousand tons were directed to the domestic market, 1.9% lower than in 1Q05. In order to reduce finished products inventories, exports reached 19.1 thousand tons in the quarter, 10.4% above 1Q05.

Petroflex

In the quarter, the domestic demand for synthetic elastomers (SBR and BR) recorded a 0.6% drop versus 1Q05, being noticed, however, an 8.7% increase in Brazilian imports of SBR and BR between the periods, benefited from a stronger Real, which also negatively impacted Brazilian exports in the period, which recorded a 7.9% drop in 1Q06 against 1Q05.

Petroflex produced 75.8 thousand tons of synthetic elastomers in the quarter, volume 16.5% lower than in 1Q05, corresponding to a 73.8% average operating rate. The company's reduced its production in order to be aligned with the market Outlook for the period: lower domestic demand, import growth and export competitiveness decrease.

The company recorded a sales volume of 79.2 thousand tons in the quarter, down by 4.7% compared to the same period of 2005. Domestic sales of 50.2 thousand tons recorded a 5.6% decrease in comparison to the same period of 2005, while exports recorded a 3.0% drop between the periods, totaling 29.0 thousand tons in 1Q06.

Net Operating Revenue

Consolidated net revenues reached R$ 571.5 million in the quarter, 5.1% lower than in 1Q05, mainly due to the lower unitary net operating revenue in Reais recorded in 1Q06, besides the lower sales volume by Petroflex and the non booking of Riopol's net operating revenue, as the revenue booked in 1Q05 regarded only the pre marketing activities, concluded in 2005.

Net Operating Revenue R$ million	1Q06	1Q05	Δ (%)	4Q05	Δ (%)
Suzano Petroquímica Parent Company	**412.6**	**403.8**	**2.2**	**410.0**	**0.6**
Politeno[1]	96.8	108.0	(10.4)	96.7	(0.1)
Petroflex[1]	62.1	76.0	(18.3)	66.7	(7.0)
Riopol[1]	-	14.4	-	(0.07)	-
Suzano Petroquímica Consolidated[2]	**571.5**	**602.2**	**(5.1)**	**573.4**	**(0.3)**

1 – Suzano Petroquímica share of 34.99% in Politeno, 20.12% in Petroflex and 33.33% in Riopol
2 – Pro forma consolidation, taking into consideration for all analyzed periods 100% share in Polibrasil, consolidated with Politeno, Petroflex and Riopol's shares.

- **Politeno:** Politeno's net operating revenue in the quarter reached R$ 276.7 million, 10.4% below 1Q05, due to unitary net revenue in Reais 10.8% lower in 1T06, slightly offset by a 0.6% higher sales volume in the period.

- **Petroflex:** Petroflex's net operating revenue in the quarter reached R$ 308.4 million, an 18.3% drop in comparison to the same period of the previous year, mostly due to a 14.3% lower unitary net revenue in Reais coupled with a 4.7% lower sales volume.

Cost of Goods Sold

Consolidated cost of goods sold (COGS) in the quarter was R$ 509.8 million, 5.3% above the same period of 2005, mostly explained by a larger contribution from the Parent Company, mainly due to the 20.0% increase in sales volume recorded in the quarter. The increase in petrochemical raw material prices in US dollars, due to the oil price increase, also negatively impacted the companies' costs. This effect was practically offset when denominated in Reais, due to the strong exchange appreciation recorded in the quarter.

Cost of Goods Sold R$ million	1Q06	1Q05	Δ (%)	4Q05	Δ (%)
Suzano Petroquímica Parent Company	**371.2**	**335.1**	**10.8**	**349.6**	**6.2**
Politeno[1]	82.5	81.9	0.7	79.5	3.8
Petroflex[1]	56.1	53.6	4.7	57.7	(2.8)
Riopol[1]	-	13.7	-	0.3	-
Suzano Petroquímica Consolidated[2]	**509.8**	**484.3**	**5.3**	**487.1**	**4.7**

1 – Suzano Petroquímica share of 34.99% in Politeno, 20.12% in Petroflex and 33.33% in Riopol
2 – Pro forma consolidation, taking into consideration for all analyzed periods 100% share in Polibrasil, consolidated with Politeno, Petroflex and Riopol's shares.

- **Politeno:** Politeno's COGS in the quarter was R$ 235.8 million, in line with the same period of the previous year, as the recorded sales volume was fairly stable between the periods and the increase in raw material prices in US dollars were offset by the Real appreciation, not generating a higher impact in costs denominated in Reais.



- **Petroflex:** Petroflex's COGS in the quarter was R$ 278.7 million, 4.7% above the COGS recorded in the same period of the previous year due to the increase in raw material prices, which contribution to COGS raise was expressive versus the combined effect of a 4.7% lower sales volume and the Real appreciation, which offset COGS increase in Reais.

SG&A Expenses

Consolidated selling, general and administrative expenses reached R$ 62.5 million in the quarter, 8.7% lower than in 4Q05 and 7.4% higher than in the same period of 2005.

- **Politeno:** Politeno's SG&A reached R$ 28.6 million in the quarter, an 8.1% increase in comparison to 1Q05, mostly as a result of higher selling and freight expenses resulting from the higher volume of exports recorded in the quarter.

- **Petroflex:** Petroflex's SG&A reached R$ 27.3 million in the quarter, 1.6% higher than in the same period of the previous year, reflecting mostly the effect of a greater volume of CPMF.

EBITDA

Suzano Petroquímica consolidated EBITDA reached R$ 20.4 million in the quarter, recording a 75.9% drop in comparison to 1Q05 mostly due to the decrease in the parent company and the controlled company's EBITDAs, all highly impacted by the combination of the raise in petrochemical input prices with currency appreciation, that reduces the competitiveness of exports, stimulates imports and limits the possibility of transferring the raise in costs to sale prices, once the reference prices in the international market, denominated in Dollars, generate low prices in Reais due to a lower exchange rate.

EBITDA (R$ million) and EBITDA Margin (%) – *Pro Forma* Consolidated


17,2%
14,7%
15,9%
18,1%
14,1%
7,1%
8,2%
7,9%
3,6%
82.3
92.3
110.3
129.6
84.7
46.3
56.5
45.3
20.4
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06

EBITDA R$ million	1Q06	1Q05	Δ (%)	4Q05	Δ (%)
Suzano Petroquímica Parent Company	**12.7**	**50.9**	**(75.0)**	**33.3**	**(61.9)**
Politeno	18.3	51.2	(64.3)	23.0	(20.4)
Petroflex	10.7	84.1	(87.3)	22.0	(51.4)
Riopol	-	(1.6)	-	0.8	-
Suzano Petroquímica Consolidated[1]	**20.4**	**84.7**	**(75.9)**	**45.3**	**(55.0)**

1 - Pro forma consolidation, taking into consideration for all analyzed periods 100% share in Polibrasil, consolidated with Politeno, Petroflex and Riopol's shares.

- **Politeno:** Politeno's EBITDA in the quarter, R$ 18.3 million, recorded a 64.3% drop in comparison to 1Q05, due to a strong decrease in the company's operating margin. In the period, Politeno's gross



income dropped 45.1% in comparison to the same period of the previous year, strongly impacting EBITDA in the quarter.

Petroflex: Petroflex's EBITDA in the quarter, R$ 10.7 million, recorded an 87.3% drop in comparison to 1Q05, also due to a strong drop in operating margin. In the period, Petroflex's gross income recorded a 73.3% decline in comparison to 1Q05, and this was the main effect for this drop in the Company's EBITDA.

Financial Result and Debt

The Company's consolidated net financial result in the year was a positive R$ 15.3 million, mostly as a consequence of the Parent Company's financial result, benefited by the Real appreciation in the period.

The Company's consolidated gross debt (considering principal amount and interests) as of March 31, 2006 totaled R$ 1,810.6 million, in line with December 31, 2005. However, consolidated net debt as of March 31, 2006 totaled R$ 1,721.8 million, 11.3% above the amount recorded in December 31, 2005 mostly due to a lower cash position in the parent company this quarter.

Net Debt / EBITDA

As from the pro forma consolidated financial statements, the Net Debt /EBITDA ratio was 10.50 in March 31, 2006 versus 6.67 recorded in March 31, 2005. It is worth mentioning that this ratio considers Riopol's indebtedness without considering its cash generation, as the Company has only became a result generator from 2Q06 on. It is also worth mentioning that, taking into consideration the cash received from Politeno's sale and Braskem shares received from Polipropileno Participações at the same operation, the Company's consolidated cash position increases substantially, and the Net Debt/EBITDA ratio would drop to 9.51.

Net Debt / EBITDA
Consolidated *Pro Forma*


6.67
10.50
9.51
12.31.05
03.31.06
03.31.06 with Politeno cash

Net Income/Loss for the Period

In the consolidated, Suzano Petroquímica registered a loss of R$ 28.4 million in 1Q06 due to the record, in the quarter, of an accounting loss of R$ 25.6 million, regarding the sale of the stake in Politeno, as described in "Highlights of the quarter".

Attachments

1. *Pro Forma* Balance Sheet – Parent Company and Consolidated
2. Pro Forma Financial Statements – Consolidated
3. Pro Forma Financial Statements – Parent Company

Annex 1 – Balance Sheet

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	3/31/2006	31/12/2005 Pro forma
Cash and cash equivalents	14,471	183,495
Other current assets	600,442	442,788
Long-term assets	123,896	127,240
Other permanent assets	1,178,594	1,213,889
Property, plant and equipment	461,767	473,718
Total Assets	**2,379,169**	**2,441,130**
Suppliers	128,121	130,837
Short-term loans	181,205	487,701
Other short-term liabilities	74,936	101,736
Long-term loans	996,176	687,895
Other long-term liabilities	36,588	41,541
Future Periods Results	23,967	24,866
Minority interest	-	-
Shareholders' equity	938,176	966,554
Total liabilities	**2,379,169**	**2,441,130**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	3/31/2006	31/12/2005 Pro forma
Cash and cash equivalents	40,322	215,729
Other current assets	842,391	664,034
Long-term assets	240,380	236,196
Other permanent assets	740,843	731,703
Property, plant and equipment	1,432,688	1,443,495
Total Assets	**3,296,625**	**3,291,157**
Suppliers	196,910	207,755
Short-term loans	306,940	591,269
Other short-term liabilities	154,506	145,687
Long-term loans	1,537,651	1,211,261
Other long-term liabilities	115,977	121,841
Future Periods Results	44,419	45,318
Minority interest	2,047	1,472
Shareholders' equity	938,176	966,554
Total Liabilities	**3,296,625**	**3,291,157**



SUZANO
PETROQUÍMICA

Annex 2 – Income Statement – Consolidated

Suzano Petroquímica - Consolidated Income Statement

R$ thousand

	1Q06	1Q05 Pro forma	Var. %	4Q05 Pro forma	Var. %
Gross Revenues	741,871	782,647	-5%	733,778	1%
Gross Revenues Deductions	(170,357)	(180,429)	-6%	(160,424)	6%
Net Revenues	**571,514**	**602,218**	**-5%**	**573,354**	**0%**
Cost of Goods Sold	(509,821)	(484,291)	5%	(487,054)	5%
Gross Income	**61,693**	**117,927**	**-48%**	**86,300**	**-29%**
Gross Margin	*10.8%*	*19.6%*	*-8.8 b.p*	*15.1%*	*-4.3 b.p.*
Selling Expenses	(41,661)	(39,994)	4%	(48,437)	-14%
General and Administrative Expenses	(20,811)	(18,160)	15%	(20,006)	4%
Other Net Operating Revenue (Expenses)	378	4,785	-92%	6,660	-94%
Activity Result	**(401)**	**64,558**	**-101%**	**24,517**	**-102%**
Activity Margin	-	11%	-	4%	-
Net Financial Revenues (Expenses)	15,292	(14,855)	-203%	(73,404)	-121%
Financial Revenues	11,421	5,972	91%	9,345	22%
Financial Expenses	3,871	(20,827)	-119%	(82,749)	-105%
Equity Results	-	-	0%	-	0%
Goodwill amortization	(17,589)	(1,090)	1514%	(13,936)	26%
Net non-Operating Revenues (Expenses)	(25,860)	(4,008)	545%	(258)	9923%
Income Before Income Tax and Social Contributi	**(28,558)**	**44,605**	**-164%**	**(63,081)**	**-55%**
Income Tax and Social Contribution	786	(11,392)	-107%	29,838	-97%
Monirity Interest	(605)	(6,171)	-90%	(91)	565%
Net Income/Loss for the Year	**(28,378)**	**27,042**	**-205%**	**(33,334)**	**-15%**
EBITDA	20,372	84,728	-76%	45,270	-55%
EBITDA Margin	*3.6%*	*14.1%*	*-10.5 b.p*	*7.9%*	*-4.3 b.p.*



Annex 3 – Income Statement – Parent Company

Suzano Petroquímica - Parent Company
Income Statement
R$ thousand

	1Q06	1Q05 Pro forma	Var. %	4Q05 Pro forma	Var. %
Gross Revenues	546,357	535,174	2%	533,397	2%
Gross Revenues Deductions	(133,709)	(131,338)	2%	(123,403)	8%
Net Revenues	**412,648**	**403,836**	**2%**	**409,994**	**1%**
Cost of Goods Sold	(371,230)	(335,061)	11%	(349,554)	6%
Gross Income	**41,418**	**68,775**	**-40%**	**60,440**	**-31%**
Gross Margin	*10.0%*	*17.0%*	*- 7,0 p.p*	*14.7%*	*-4,7 p.p*
Selling Expenses	(31,317)	(28,161)	11%	(37,301)	-16%
General and Administrative Expenses	(15,418)	(12,850)	20%	(13,684)	13%
Other Net Operating Revenue (Expenses)	40	5,644	-99%	5,930	-99%
Activity Result	**(5,277)**	**33,408**	**-116%**	**15,385**	**-134%**
Activity Margin	-	*8.3%*	-	*3.8%*	-
Net Financial Revenues (Expenses)	17,937	(12,865)	-239%	(69,893)	-126%
Financial Revenues	11,013	2,139	415%	4,244	159%
Financial Expenses	6,924	(15,004)	-146%	(74,137)	-109%
Equity Results	(24,032)	24,772	-197%	4,325	-656%
Goodwill Amortization	(17,589)	(1,090)	1514%	(13,936)	26%
Net non-Operating Revenues (Expenses)	(155)	(3,633)	-96%	(277)	-44%
Income Before Income Tax and Social Contributi	**(29,116)**	**40,592**	**-172%**	**(64,396)**	**-55%**
Income Tax and Social Contribution	738	(7,355)	-110%	30,883	-98%
Minority Interest	-	(6,195)	-100%	179	-100%
Net Income/Loss for the Year	**(28,378)**	**27,042**	**-205%**	**(33,334)**	**-15%**
Number of shares	12,686	50,887	-75%	33,336	-62%
Income (loss) per Share	*3.1%*	*12.6%*	*- 9,5 p.p*	*8.1%*	*-5,0 p.p*


RECEIVED
2006 JUN -8 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Suzano Petroquímica S.A.

Quarterly Financial Statements for the Quarter Ended March 31, 2006 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes



Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1.981
04717-906 - São Paulo - SP
Brasil

Telefone: (11) 5186-1000
Fac-símile: (11) 5186-1654
www.deloitte.com.br

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying consolidated and individual quarterly financial statements of Suzano Petroquímica S.A. (the "Company"), and subsidiaries, consisting of the balance sheet as of March 31, 2006 and the related statements of income for the quarter then ended and explanatory notes, all prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the jointly-controlled subsidiaries Rio Polímeros S.A. and Politeno Indústria e Comércio S.A. for the quarter ended March 31, 2006, whose investments (R$485,135 thousand e R$164,269 thousand) represent 20.4% and 6.9%, respectively , of the assets of the Company and the proportional consolidated assets represent 35.6% e 7.3%, respectively of the total consolidated assets, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investments, consolidated assets and liabilities and result of operations, and amounts included in explanatory notes to the quarterly financial statements, originated from the financial statements of these jointly-controlled subsidiaries, is based in the reports of these other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and on the reports of other independent auditors on the investments in jointly controlled subsidiaries mentioned in paragraph 1, we are not aware of any material modifications that should be made to the quarterly financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. As mentioned in Note 25 to the financial statements, the Company acquired the remaining capital stock (50%) of Polibrasil Participações S.A. ("Polibrasil") and began to consolidate Polibrasil on September 1st, 2005. The Company management decided to present additional financial information that was denominated "pro forma" statement of income, which presents the Company's results of operations as if Polibrasil had been acquired and merged as from January 1st, 2005. Note 25 describes the assumptions and resulting "pro forma" adjustments used to prepare the "pro forma" financial information. The "pro forma"

financial information for the quarter ended March 31, 2005 has been subject to the same review procedures mentioned in paragraph 2 and, based on our special review, except for the omission of "pro forma" adjustments that would reflect the full participation on income, the finance costs that would have been incurred and the goodwill amortization, all retroactively computed to January 1st, 2005, we are not aware of any material modification that should be made to this "pro forma" financial information to made it consistent with Brazilian accounting practices.

5. The statements of cash flows and of changes in financial position for the quarter ended March 31, 2006 are presented for purposes of additional analysis and are not a required part of the basic quarterly financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subject to the review procedures applied in the special review of the quarterly financial statements and, based on our special review and on the reports of other auditors on the quarterly financial statements of the jointly controlled subsidiaries mentioned in paragraph 1, we are not aware of any material modification that should be made to these additional statements to make them consistent with the quarterly financial statements taken as a whole.

6. Brazilian accounting practices vary in certain significant aspects from generally accepted accounting principles in the United States of America. The Company has presented the nature and effect of such differences in Note 26 to the financial statements.

7. We had previously audited the individual and consolidated balance sheets as of December 31, 2005, presented for comparative purposes, and issued unqualified audit reports thereon, dated March 9, 2006. We had previously reviewed the individual and consolidated balance sheet and statements of income for the quarter ended March 31, 2005, presented for comparative purposes, and issue unqualified special review report thereon, dated May 2, 2005.

8. Except for Note 26 on U.S. GAAP information, the accompanying financial statements and complementary data reflect a translation and partial compilation from the quarterly financial information issued in the Portuguese language. Certain schedules of the original quarterly financial information have not been included in the accompanying statements.

São Paulo, May 9, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

COMPANY'S BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 3/31/2006	4- 12/31/2005
1	TOTAL ASSETS	2,379,169	2,441,130
1.01	CURRENT ASSETS	614,913	626,283
1.01.01	CASH AND CASH EQUIVALENTS	14,471	183,495
1.01.01.01	CASH AND BANK ACCOUNTS	8,985	173,392
1.01.01.02	TEMPORARY CASH INVESTIMENTS	5,486	10,103
1.01.02	CREDITS	353,186	229,889
1.01.02.01	TRADE ACCOUNTS RECEIVABLE	208,945	108,014
1.01.02.02	RECOVERABLE TAXES	66,964	48,789
1.01.02.03	DEFERRED TAXES	18,686	16,583
1.01.02.04	OTHER CREDITS	58,591	56,503
1.01.03	INVENTORIES	243,889	208,727
1.01.04	OTHER	3,367	4,172
1.01.04.01	PREPAID EXPENSES	3,367	4,172
1.02	NONCURRENT ASSETS	123,896	127,240
1.02.01	MISCELLANEOUS CREDITS	120,719	124,210
1.02.01.01	RECOVERABLE TAXES	40,855	43,530
1.02.01.02	DEFERRED TAXES	37,533	38,898
1.02.01.03	JUDICIAL DEPOSITS	4,569	4,565
1.02.01.04	TRADE ACCOUNTS RECEIVABLE	10,254	11,406
1.02.01.05	OTHER CREDITS	27,508	25,811
1.02.02	LOANS DUE FROM RELATED PARTIES	3,177	3,030
1.02.02.01	LOANS DUE FROM AFFILIATES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	3,177	3,030
1.02.02.03	LOANS DUE FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	1,640,360	1,687,607
1.03.01	INVESTMENTS	730,897	758,906
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	716,153	740,154
1.03.01.02.01	SUZANO QUÍMICA LTDA.	135,901	167,637
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	485,135	485,135
1.03.01.02.03	PETROFLEX IND E COMÉRCIO S..A.	64,669	65,656
1.03.01.02.04	SUZANOPAR PETROQUÍMICA LTDA	828	888
1.03.01.02.05	POLIPROPILENO PARTICIPAÇÕES S.A.	29,620	20,838
1.03.01.03	OTHER INVESTMENTS	14,744	18,752
1.03.01.03.01	UNAMORTIZED NEGATIVE GOODWILL	(20,452)	(16,445)
1.03.01.03.02	OTHER	35,196	35,197
1.03.02	PROPERTY AND EQUIPMENT	461,767	473,718
1.03.02.01	OTHER ASSETS	461,767	473,718
1.03.03	DEFERRED CHARGES	447,696	454,983

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

COMPANY'S BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2006	4- 12/31/2005
2	TOTAL LIABILITIES	2,379,169	2,441,130
2.01	CURRENT LIABILITIES	384,262	720,274
2.01.01	LOANS	181,205	487,701
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	128,121	130,837
2.01.04	TAXES AND CONTRIBUTIONS	9,124	7,019
2.01.05	DIVIDENDS PAYABLE	4,393	4,353
2.01.06	PROVISIONS	159	0
2.01.06.01	INCOME TAXES	159	0
2.01.07	DEBT WITH RELATED COMPANIES	0	282
2.01.08	OTHER	61,260	90,082
2.01.08.01	SALARIES AND PAYROLL TAXES	8,774	17,009
2.01.08.02	ACCOUNTS PAYABLE	31,594	42,584
2.01.08.03	ADVANCES FROM CUSTOMERS	20,892	30,489
2.01.08.04	SECURITIZATION FUND OBLIGATION	0	0
2.02	LONG TERM LIABILITIES	1,032,764	729,436
2.02.01	LOANS	996,176	687,895
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	16,362	16,014
2.02.03.01	OTHER	16,362	16,014
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	20,226	25,527
2.02.05.01	DEFERRED TAXES	0	0
2.02.05.02	PENSION PLAN PROVISION	0	0
2.02.05.03	ACCOUNTS PAYABLE	20,226	25,527
2.02.05.04	TAX PAYABLE	0	0
2.02.05.05	ACCOUNTS PAYABLE TRADE	0	0
2.03	DEFERRED INCOME	23,967	24,866
2.05	SHAREHOLDERS' EQUITY	936,176	966,554
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	0	0
2.05.04	PROFIT RESERVES	140,271	140,271
2.05.04.01	LEGAL RESERVE	10,207	10,207
2.05.04.02	STATUTORY RESERVES	130,064	130,064
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	(28,378)	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

COMPANY'S STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2006 TO 03/31/2006	4- FROM 01/01/2006 TO 0 3/31/2006	5- FROM 01/01/2005 TO 03/31/2005	6- FROM 01/01/2005 TO 03/31/2005
3.01	GROSS REVENUE (SALES AND SERVICES)	546,357	546,357	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	(133,709)	(133,709)	0	0
3.03	NET REVENUE (SALES AND SERVICES)	412,648	412,648	0	0
3.04	COST OF GOODS AND SERVICES SOLD	(371,230)	(371,230)	0	0
3.05	GROSS PROFIT	41,418	41,418	0	0
3.06	OPERATING REVENUES (EXPENSES)	(70,379)	(70,379)	26,893	26,893
3.06.01	SELLING EXPENSES	(31,317)	(31,317)	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(15,418)	(15,418)	(4,421)	(4,421)
3.06.03	FINANCIAL	17,937	17,937	698	698
3.06.03.01	INTEREST INCOME	11,013	11,013	1,030	1,030
3.06.03.02	INTEREST EXPENSE	6,924	6,924	(332)	(332)
3.06.04	OTHER OPERATING INCOME	40	40	0	0
3.06.05	OTHER OPERATING EXPENSES	(17,589)	(17,589)	(167)	(167)
3.06.05.01	GOODWILL AMORTIZATION	(17,589)	(17,589)	(167)	(167)
3.06.06	EQUITY PICK UP FROM INVESTEES	(24,032)	(24,032)	30,783	30,783
3.07	OPERATING INCOME	(28,961)	(28,961)	26,893	26,893
3.08	NON OPERATING INCOME	(155)	(155)	5	5
3.08.01	INCOME	0	0	5	5
3.08.02	EXPENSES	(155)	(155)	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	(29,116)	(29,116)	26,898	26,898
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	738	738	144	144
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(28,378)	(28,378)	27,042	27,042
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	226,695	226,695
	INCOME PER SHARE			0,11929	0,11929
	LOSS PER SHARE	(0,12518)	(0,12518)		

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2006	4- 12/31/2005
1	TOTAL ASSETS	3,296,625	3,291,157
1.01	CURRENT ASSETS	882,714	879,763
1.01.01	CASH AND CASH EQUIVALENTS	40,322	215,729
1.01.01.01	CASH AND BANK ACCOUNTS	13,745	14
1.01.01.02	TEMPORARY CASH INVESTMENTS	26,577	215,715
1.01.02	CREDITS	504,902	366,473
1.01.02.01	TRADE ACCOUNTS RECEIVABLE	323,425	214,312
1.01.02.02	RECOVERABLE TAXES	85,701	69,360
1.01.02.03	DEFERRED INCOME TAXES	19,899	17,241
1.01.02.04	OTHER CREDITS	74,607	65,560
1.01.02.05	RELATED PARTIES	1,170	0
1.01.03	INVENTORIES	332,517	292,429
1.01.04	OTHER	4,973	5,132
1.01.04.01	PREPAID EXPENSES	4,973	5,132
1.02	NONCURRENT ASSETS	240,380	236,196
1.02.01	MISCELLANEOUS CREDITS	240,380	236,196
1.02.01.01	RECOVERABLE TAXES	141,182	141,292
1.02.01.02	DEFERRED INCOME TAXES	45,647	46,558
1.02.01.03	JUDICIAL DEPOSITS	7,113	7,594
1.02.01.04	TRADE ACCOUNTS RECEIVABLE	16,396	13,024
1.02.01.05	OTHER CREDITS	30,042	27,728
1.02.02	LOANS DUE FROM RELATED COMPANIES	0	0
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	0	0
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	2,173,531	2,175,198
1.03.01	INVESTMENTS	80,585	71,083
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	80,585	71,083
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,432,688	1,443,495
1.03.03	DEFERRED CHARGES	660,258	660,620

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2006	4- 12/31/2005
2	TOTAL LIABILITIES	3,296,625	3,291,157
2.01	CURRENT LIABILITIES	658,355	944,711
2.01.01	LOANS	305,110	591,269
2.01.02	DEBENTURES	1,830	0
2.01.03	SUPPLIERS	196,910	207,755
2.01.04	TAXES AND CONTRIBUTIONS	20,817	15,268
2.01.05	DIVIDENDS PAYABLE	5,634	5,586
2.01.06	PROVISIONS	35,289	0
2.01.06.01	INCOME TAX AND SOCIAL CONTRIBUTION	159	0
2.01.06.02	OTHERS	35,130	0
2.01.07	DEBT WITH RELATED COMPANIES	0	282
2.01.08	OTHER	92,765	124,551
2.01.08.01	SALARIES AND PAYROLL TAXES	10,911	23,309
2.01.08.02	ACCOUNTS PAYABLE	35,518	45,752
2.01.08.03	ADVANCES FROM CUSTOMERS	21,278	31,743
2.01.08.04	OBLIGATION FROM SECURITIZATION FUND	25,058	23,747
2.02	LONG TERM LIABILITIES	1,653,628	1,333,102
2.02.01	LOANS	1,505,461	1,211,261
2.02.02	DEBENTURES	32,191	0
2.02.03	PROVISIONS	18,762	20,364
2.02.03.01	CONTINGENCIES	18,762	20,364
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	97,214	101,477
2.02.05.01	DEFERRED INCOME TAXES	1,404	1,412
2.02.05.02	PENSION PLAN	0	4,476
2.02.05.03	ACCOUNTS PAYABLE	26,075	25,674
2.02.05.04	TAXES PAYABLE	56,398	55,871
2.02.05.05	SUPPLIERS	13,337	14,044
2.03	DEFERRED INCOME	44,419	45,318
2.04	MINORITY INTEREST	2,047	1,472
2.05	SHAREHOLDERS' EQUITY	938,176	966,554
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID, /AFFIL, COMPANIES	0	0
2.05.04	PROFIT RESERVES	140,271	140,271
2.05.04.01	LEGAL RESERVE	10,207	10,207
2.05.04.02	STATUTORY RESERVE	130,064	130,064
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	(28,378)	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2006 TO 03/31/2006	4- FROM 01/01/2006 TO 03/31/2006	5- FROM 01/01/2005 TO 03/31/2005	6- FROM 01/01/2005 TO 03/31/2005
3.01	GROSS REVENUE (SALES AND SERVICES)	741,871	741,871	515,060	515,060
3.02	DEDUCTIONS OF GROSS REVENUE	(170,357)	(170,357)	(114,760)	(114,760)
3.03	NET REVENUE (SALES AND SERVICES)	571,514	571,514	400,300	400,300
3.04	COST OF GOODS AND SERVICES SOLD	(509,821)	(509,821)	(316,761)	(316,761)
3.05	GROSS PROFIT	61,693	61,693	83,539	83,539
3.06	OPERATING EXPENSES/REVENUES	(64,391)	(64,391)	(49,316)	(49,316)
3.06.01	SELLING EXPENSES	(41,661)	(41,661)	(25,914)	(25,914)
3.06.02	GENERAL AND ADMINISTRATIVE	(20,811)	(20,811)	(14,078)	(14,708)
3.06.03	FINANCIAL	15,292	15,292	(7,856)	(7,856)
3.06.03.01	INTEREST INCOME	11,421	11,421	5,706	5,706
3.06.03.02	INTEREST EXPENSE	3,871	3,871	(13,562)	(13,562)
3.06.04	OTHER OPERATING REVENUES	653	653	0	0
3.06.05	OTHER OPERATING EXPENSES	(17,864)	(17,864)	(1,468)	(1,468)
3.06.05.01	GOODWILL AMORTIZATION	(17,589)	(17,589)	(629)	(629)
3.06.05.02	OTHERS	(275)	(275)	(839)	(839)
3.06.06	EQUITY PICK UP FROM INVESTEES	0	0	0	0
3.07	OPERATING INCOME	(2,698)	(2,698)	34,223	34,223
3.08	NON OPERATING RESULT	(25,860)	(25,860)	613	613
3.08.01	REVENUES	0	0	613	613
3.08.02	EXPENSES	(25,860)	(25,860)	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(28,558)	(28,558)	34,836	34,836
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(978)	(978)	(7,263)	(7,263)
3.11	DEFERRED INCOME TAX	1,763	1,763	(432)	(432)
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY INTEREST	(605)	(605)	(99)	(99)
3.15	NET INCOME/LOSS FOR THE PERIOD	(28,378)	(28,378)	27,042	27,042
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	226,695	226,695
	INCOME PER SHARE	0	0	0,11929	0,11929
	LOSS PER SHARE	(0,12518)	(0,12518)	0	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

EXPLANATORY NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of Reais, unless otherwise indicated)

1) OPERATIONS

The operations of Suzano Petroquímica S.A. (the "Company"), a publicly-owned company, include: (a) manufacturing, development, importation and exportation of polypropylene used in the production of auto parts, household appliances, containers, bottles, packaging, carpets, furniture and other; (b) holding company of investments in any company or enterprise; (c) leasing or granting the use of its assets relating to the above activities referred to in item (a) above; and (d) rendering of services relating to the activities described above.

Up to November 30, 2005, the Company was a holding company which held certain investments in jointly-controlled companies. The Company began to have its own operations after the acquisitions described in Note 2 below.

The Company holds investments in the following jointly-controlled subsidiaries:

Politeno Indústria e Comércio S.A. ("Politeno")

Production of polyethylene used for production of plastic bags and films, packaging, domestic utilities, toys, agricultural canvas, cleaning products and other.

On April 5, 2006 the Company sold its interest in this subsidiary as explained in Note 27.

Petroflex Indústria e Comércio S.A. ("Petroflex")

Production of emulsion and solution elastomers used for production of tires, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A. ("Rio Polímeros")

On October 31, 2005, Rio Polímeros completed its premarketing operations, which included purchasing and resale of polyethylene manufactured by third parties, the objectives of which were the training of sales, logistics and technical assistance teams, and testing of distribution systems, to prepare for the operating phase of the plant.

In the first quarter of 2006, Rio Polímeros carried on the construction of the Gas-chemical plant in Duque de Caxias, aiming the annual production of 540 thousands tons of polyethylene, from the fraction of natural gas produced in Bacia de Campos. The construction, engineering and assembling services, initiated in November 2001, were conducted by the Consortium of ABB Lummus and Snamprogetti.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Production of polyethylene was initiated in November of 2005 in preoperating regime and on March 31, 2006 Rio Polímeros concluded the performance tests of the plant.

2) CHANGE IN OPERATIONS AND CORPORATE STRUCTURE

On September 1st, 2005, the Company acquired all capital stock of Brasil Poliolefinas Ltda. from Basell International Holdings BV ("Basell"). Brasil Poliolefinas Ltda.'s sole asset was 50% of the capital stock of Polibrasil Participações S.A. ("Polibrasil"). As a result of this acquisition, the Company held 100% of the capital stock of Polibrasil, which in turn held 98.1% of the capital stock of Polipropileno S.A., which in turn owns 100% of the capital stock of Polibrasil Resinas S.A., an operating company with total annual production capacity of 625,000 tons of polypropylene and 25,000 tons of polypropylene compounds.

The price of the acquisition of Basell Brasil Poliolefinas Ltda., subsequently renamed Suzano Poliolefinas Ltda., amounted to R$668,493, generating goodwill of R$418,460, representing expectation of future profitability.

On September 30, 2005, the indirect subsidiaries Suzano Poliolefinas Ltda. and Polibrasil Participações S.A. were merged into the direct subsidiary Suzano Química Ltda., which became a direct shareholder of Polipropileno S.A.

On November 29, 2005, the subsidiary Suzano Química Ltda. acquired an additional 1.38% of Polipropileno S.A. for R$17,927 in a public offering, generating goodwill of R$10,320. Polipropileno S.A. then redeemed its remaining capital stock (less than 5% of total stock) by means of a deposit of R$6,582 to make future liquidation payments to the remaining minority shareholders that did not participate in the public offering. As a result, Suzano Química Ltda. became the owner of 100% of the capital stock of Polipropileno S.A.

On November 30, 2005, Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A. were merged into the Company, which became an operating company, a manufacturer of polypropylene.

3) PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and the rules and regulations of the Brazilian Securities Exchange Commission (CVM).

The Company's consolidated financial statements as of March 31, 2006, which reflect the 100% ownership interest in the Polibrasil companies, are not comparable to the financial statements as of and for the quarter ended March 31, 2005, which reflected the 50% ownership of that jointly-controlled subsidiary.

Note 25 includes a "pro forma" income statement as of March 31, 2005 as if Polibrasil Participações S.A. had been consolidated by the Company as from January 1, 2005 and considering the seller's interest (Basell) as minority interest.

The preparation of financial statements requires the use of estimates. Accounting estimates were based on objective and subjective factors, including management's judgment in determining the adequate amount to be recorded in the financial statements. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, provisions for losses on other current assets, useful lives of fixed assets, goodwill and its amortization, deferred income tax assets, provision for contingencies and the fair value of financial instruments. The Company reviews estimates and assumptions regularly. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may differ from the estimates included in these financial statements.

4) DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

a) Recognition of revenues and expenses

The result of operations is determined based on the accrual basis. Sales revenue is recognized when all related risks and benefits of products are transferred to the customer. Revenue is not recognized if there is significant uncertainly as to its realization.

b) Items denominated in foreign currencies

Monetary assets and liabilities denominated in foreign currencies are recorded based on the exchange rate at the balance-sheet date. Changes in exchange rates result in transaction gains and losses which are recognized currently in income.

c) Rights and obligations

Monetarily restated according to contractual financial charges or exchange rates, to reflect amounts accrued through the balance sheet date.

d) Cash and cash equivalents

Cash and cash equivalents include petty cash, bank accounts and highly-liquid temporary cash investments with original maturities of less than 90 days. Temporary cash investments are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

e) Marketable securities

Represented by stock of listed companies recorded at the lower of cost or fair market value.

f) Allowance for doubtful accounts

Determined by means of the analysis of historic losses, assessment of balances with realization risks, specific risks of the portfolio, past experience and negotiations in process.

g) Inventories

Stated at average cost of acquisition or production, which does not exceed market value. Production costs reflect the full absorption method based on normal the utilization of production capacity; the impact of underutilization of capacity is charged to income currently. Spare parts are stated at acquisition cost and charged to manufacturing costs upon consumption or obsolescence.

h) Investments

Goodwill from acquisitions relates to the expectation of future profitability and is being amortized over periods of seven to ten years. Capital stock in companies which have been destined for sale is reclassified to current assets and is carried at the lower of cost or market value. The Company reviews the accounting practices used by subsidiaries and, in case of differences with the Company's accounting practices, records adjustments to conform these practices.

i) Property, plant and equipment

Stated at acquisition or construction cost, plus interest and other financial charges incurred during construction. Depreciation is computed under the straight-line method at the rates based on the estimated useful lives of the assets (see Note 13).

j) Deferred charges

Expenditures incurred during preoperating phase are recorded at cost and deferred and amortized after the start-up for ten years. In the consolidated balance sheet and in the Company's individual balance sheet after the merger of subject companies, balances of goodwill resulting from the acquisition of subsidiaries mentioned in Note 2 are reclassified to deferred charges. Goodwill from acquisitions relates to the expectation of future profitability, and is being amortized over a period of seven to ten years.

k) Scheduled shutdown of plants

Costs incurred as a result of scheduled shutdown of plants for maintenance purposes are charged to income currently.

l) Income and social contribution taxes

Recognized on the accrual basis. Deferred income taxes have been provided for on temporary differences between the tax basis and book basis of assets and liabilities. Deferred income taxes on tax losses and temporary differences were recognized taking into account the historical profitability and the expectations of generation of future taxable income based on feasibility studies. Subsidiaries located in the State of Bahia or which operate plants located there are entitled to a benefit of reduction in and/or exemption of income tax which was granted in prior years. The benefit is deducted from income tax payable and recorded by the individual companies as capital reserves, directly in shareholders' equity. For purposes of the consolidated financial statements, income tax expense is stated at the amount net of the tax-incentive exemption or reduction.

m) Provisions

A provision is recorded in the balance sheet when the Company has an obligation by law or resulting from a past event and it is probable that funds or assets will be needed to settle such obligation. Provisions are recorded based on the best estimates of the risk involved which are supported by the external legal counsel's opinion.

n) Deferred income

Related to unamortized negative goodwill from acquisitions. Negative goodwill is amortized only in the event that the investment is sold or written off.

o) Foreign subsidiary's currency translation method

Financial statements of foreign subsidiaries have been translated into local currency under the current rate method, i.e., assets, liabilities and shareholders' equity at the exchange rate in force at the balance sheet date and statement of income elements at the yearly average exchange rate. The effects from the changes in exchange rates on the opening equity and from the use of the average exchange rate to translate statement of income elements are recognized on income currently.

p) Interest on capital

Recorded originally in accounting records as finance income, when declared or paid by subsidiaries or affiliates, and as finance expense when interest is appropriated to shareholders. However, for purposes of the financial statements the Company uses the

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essence of the transaction and, accordingly, credits and charges for interest on capital are considered as dividends received and paid and do not flow through income. Consequently, interest on capital received from subsidiaries and affiliates is credited to the investment caption, and interest on capital paid or payable to shareholders is charged to retained earnings.

q) Pension plan contributions

Contributions to private defined-contribution pension plans, computed according to the rules of such plans, are charged monthly to income. For the few cases of employees who remain entitled to defined-benefit plans, a provision is recorded to recognize the possible deficit, if any, determined on the basis of studies developed by independent actuaries.

r) Financial instruments - derivatives

Derivative contracts are accounted at period end using their respective settlement values. Gains and losses earned or incurred as from these instruments are recognized as revenues and expenses currently.

5) CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements include the Company and its direct and indirect subsidiaries, and the Company's jointly-controlled subsidiaries, which were proportionally consolidated, according to the following percentage shares:

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	2006		2005	
	Voting %	Total %	Voting %	Total %
Suzano Química Ltda.	-	-	(b)	(b)
Suzanopar Petroquímica Ltd.	100.00	100.00	100.00	100.00
Polibrasil Participações S.A.	-	-	(a)	(a)
Polipropileno S.A.	-	-	(b)	(b)
Polibrasil Resinas S.A.	-	-	(b)	(b)
Polibrasil Compostos S.A.	-	-	(b)	(b)
Norcom Compostos Termoplásticos do NE S.A.	-	-	(c)	(c)
Polipropileno Participações S.A.	96.46	96.46	96.46	93.40
Petroflex Indústria e Comércio S.A.	20.14	20.14	20.14	20.12
Rio Polímeros S.A.	33.33	33.33	33.33	33.33
SPQ Investimentos e Participações Ltda.	100.00	100.00	100.00	100.00
Politeno Indústria e Comércio S.A.	35.00	33.89	35.00	33.89
Politeno Empreendimentos Ltda.	99.99	99.99	99.99	99.99

(a) Company merged into Suzano Química Ltda. as of September 30, 2005.

(b) Companies merged into Suzano Petroquímica S.A. as of November 30, 2005.

(c) Company alienated to Basell as of September 1, 2005.

Description of the main consolidation procedures:

- Elimination of assets and liabilities between consolidated companies.
- Elimination of participation in capital, reserves and retained earnings of consolidated subsidiaries.
- Elimination of income, expenses and unrealized income from intercompany transactions.
- Segregation of minority interests from equity and results of operations.
- The elements of the financial statements of jointly-controlled subsidiaries were consolidated and eliminated (when this was the case) at the subject percent rate of participation in total capital (proportional consolidation).
- The financial position of the Securitization Fund (FIDC) formed by receivables of the jointly-controlled subsidiary Petroflex was consolidated into the Company according to its share on the subsidiary's capital. The amount of subordinated shares owned by the jointly-

controlled subsidiary was eliminated against the total equity of the FIDC, the net amount of which was classified as a current liability with FIDC investors.

6) CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	03/31/2006	12/31/2005	03/31/2006	12/31/2005
Petty cash	-	14	-	14
Bank accounts	8,985	173,378	13,745	177,649
Temporary cash investments	5,486	10,103	26,577	38,066
	14,471	183,495	40,322	215,729

7) TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated	
	03/31/2006	12/31/2005	03/31/2006	12/31/2005
Domestic clients	308,387	279,476	420,407	383,082
Foreign clients	62,769	44,359	101,943	86,441
	371,156	323,835	522,350	469,523
Discounted receivables	(2,047)	(11,427)	(22,295)	(37,462)
Vendor operations (*)	(141,239)	(186,483)	(141,910)	(189,642)
Allowance for doubtful accounts	(8,671)	(6,505)	(18,325)	(15,083)
	219,199	119,420	339,821	227,336
Receivables classified under current assets	208,945	108,014	323,425	214,312
Receivables classified under long-term assets	10,254	11,406	16,396	13,024

(*) Vendor operations have been contracted with financial institutions according to limits defined by the Company, which guarantees payment by the corresponding client (principal and financial charges), As of March 31, 2006, R$1,115 of total vendor operations were past due,

The summary of aging of accounts receivable is as follows:

	Company		Consolidated	
	03/31/2006	12/31/2005	03/31/2006	12/31/2005
Current accounts:				
From 1 to 30 days	203,177	114,218	256,557	176,183
From 31 to 60 days	85,713	105,026	140,122	150,906
From 61 to 90 days	24,809	48,380	30,917	54,210
From 91 to 360 days	24,705	20,438	30,567	38,624
More than 360 days	10,253	11,406	16,113	1,918
	348,658	299,468	474,277	421,841
Past-due accounts:				
From 1 to 30 days	12,549	16,977	23,322	22,066
From 31 to 60 days	1,285	818	3,117	4,072
From 61 to 90 days	1,553	264	2,184	1,886
From 91 to 360 days	2,471	1,595	6,744	5,869
More than 360 days	4,640	4,713	12,705	13,789
	22,498	24,367	48,073	47,682
	371,156	323,835	522,350	469,523

8) INVENTORIES

	Company		Consolidated	
	03/31/2006	12/31/2005	03/31/2006	12/31/2005
Finished products	186,511	156,145	229,675	188,530
Work in progress	6	6	9,257	10,958
Raw materials	35,063	32,742	59,286	61,536
Auxiliary materials and other	8,931	8,578	9,204	13,615
Maintenance materials	15,032	14,534	26,746	21,068
Provision for losses in inventories	(1,654)	(3,278)	(1,654)	(3,278)
	243,889	208,727	332,516	292,429

9) RECOVERABLE TAXES

	Company		Consolidated	
	03/31/2006	12/31/2005	03/31/2006	12/31/2005
Recoverable income and social contribution taxes	3,249	5,809	7,370	13,365
Recoverable ICMS tax	96,718	85,704	205,520	193,039
Provision for losses on ICMS tax credits	(5,408)	(4,092)	(10,779)	(9,140)
Other	13,260	4,898	24,772	13,388
	107,819	92,319	226,883	210,652
Amount classified under current assets	66,964	48,789	85,701	69,360
Amount classified under long-term assets	40,855	43,530	141,182	141,292

The Company and its jointly-controlled subsidiaries have accumulated ICMS tax credits as a result of the interstate sales, the tax rate of which is lower than the rate on purchases of raw materials, and of export sales which are exempted from this State tax,

The Company and the jointly-controlled subsidiaries have developed tax planning strategies for recovery of accumulated ICMS tax credits represented by the initiatives discussed below, The provisions for losses on these credits have been determined on the basis of the average discounts granted in negotiations,

Company

Plant located in Duque de Caxias - RJ

Deferral (exemption) of payment of ICMS on purchases of raw materials performed within the State of Rio de Janeiro, in the importation of materials and merchandise destined to manufacturing and in the importation of machinery, equipment, spare parts and accessories for machinery and equipment, As a result, there are no new credits on these acquisitions, permitting the realization of existing credits,

Plant located in Camaçari - BA

1) Deferral (exemption) of payment of ICMS on importation of materials used for manufacturing purposes, on purchases from suppliers located in the State of Bahia and on

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importation of machinery and equipment, As a result, there are no new credits on these acquisitions, permitting the realization of existing credits,

2) Monthly transfer of ICMS tax credits arising from local sales to the naphtha cracker (Bahiaplast Program),

3) Negotiations with the tax authorities of the State of Bahia for the transfer of R$30 million of tax credits to third parties, with a maximum discount estimated in 10%,

4) Transfer of exportation of products manufactured in the Camaçari plant to the plant in Duque de Caxias,

Plant located in Mauá - SP

1) Negotiations with the State tax authorities for the transfer of ICMS tax credits on exports, amounting to R$14 million, to be used in 2006 for the payment of raw material purchases without any discount,

2) Negotiation of a special tax regime for appropriation and automatic transfer of export tax credits by means of insurance (Fast-Track),

3) Negotiation of tax incentive project for the plastic industry chain, aimed at the reduction of the intra-state tax rate of basic and intermediary petrochemical products to 12%, neutralizing the accumulation of credits resultant from the inter-state sales,

Jointly-controlled subsidiaries

Politeno

The Company's participation on the total ICMS tax credits of this jointly controlled subsidiary amounts to R$47,995 as of March 31, 2006 (R$45,471 in 2005), As explained in footnote n° 27, on April 5, 2006 the Company sold its interest in the subsidiary.

Rio Polímeros

The Company's participation on the tax credits of Rio Polímeros S.A, on March 31, 2006 amounts to R$49,050 (R$51,247 in 2005), being a portion of R$48,590 the long-term obligation, based on current legislation, from the ICMS on the importation of equipment and spare parts for the setting up of the plant.

The Company and the jointly controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the asset to the likely value to be recovered.

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10) INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income tax assets

Deferred income tax assets of the Company, its subsidiaries and jointly controlled subsidiaries included in the financial statements arise from temporary differences and tax losses,

On March 31, 2006, the Company has accumulated tax losses for purposes of corporate income tax amounting to R$122,227 (R$120,603 in 2005) and tax losses for purposes of social contribution tax amounting to R$136,936 (R$135,451 in 2005),

The composition of deferred income tax assets is as follows:

	03/31/2006					
	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Politeno Indústria e Comércio S.A.	Total	12/31/2005
Current:						
Tax losses	13,011	-	948	-	13,959	12,523
Temporary differences	5,675	-	265	-	5,940	4,718
	18,686	-	1,213	-	19,899	17,241
Long term:						
Tax losses	29,846	984	-	-	30,830	30,814
Temporary differences	7,687	-	3,532	3,598	14,817	15,744
	37,533	984	3,532	3,598	45,647	46,558

The Company's management and the management of jointly-controlled subsidiaries, based on profit projections, recognized tax credits on accumulated tax losses (for both corporate income and social contribution tax purposes). These tax losses do not expire, but are limited to 30% of yearly taxable income.

Based on its projections the Company's management and the management of jointly-controlled subsidiaries, estimated the realization of such tax credits as follow:

Year of realization	Consolidated
Current (2006)	19,899
2007	14,387
2008	12,141
2009	10,427
2010	8,692
Long term	45,647
Total	65,546

b) Income tax expense reconciliation

	Company		Consolidated	
	03/31/ 2006	03/31/ 2005	03/31/2006	03/31/ 2005
Income before income taxes	(29,116)	(26,898)	(28,558)	(34,836)
Unrecognized tax credits of certain companies	-	(3,885)	26,025	(4,965)
	(29,116)	(30,783)	(2,533)	(39,801)
Combined income and social contribution tax rate	34%	34%	34%	34%
Income taxes at the combined rate	9,900	10,466	861	13,532
Exchange rate changes on foreign investments	-	-	(14)	(435)
ADENE tax incentives	-	-	900	(5,652)
Equity method pick up	(8,171)	(10,466)	-	-
Goodwill amortization	(1,002)	-	(1,002)	157
Interest on capital to shareholders (collected and paid)	-	-	-	-
Tax credits on temporary differences from prior years	-	-	-	(48)
Other permanent additions (exclusions)	11	144	40	141
Total income tax credit (expense)	738	144	785	(7,695)
Current income taxes	-	-	(978)	(7,263)
Deferred income taxes	738	144	1,763	(432)
	738	144	785	(7,695)

The Company has tax incentives up to fiscal year 2013, consisting of a 25% reduction of corporate income tax on the portion of operating profits earned by the Camaçari plant, which is located in the State of Bahia, a tax-incentive region subject to the jurisdiction of ADENE (Northeast Region Development Agency).

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11) INVESTMENTS

	Company		Consolidated	
	03/31/2006	12/31/2005	03/31/2006	12/31/2005
Consolidated investees	716,153	740,154	-	-
Goodwill (negative goodwill)	(20,452)	(16,445)	-	-
Other investments at acquisition cost:				
Petroquímica União S.A.	33,385	33,385	33,385	33,385
Nordeste Química S.A. - Norquisa	-	-	55,703	63,427
Allowance for losses	-	-	(12,758)	(30,596)
Other	1,811	1,812	4,255	4,867
	730,897	758,906	80,585	71,083

In the consolidated balance sheet as of March 31, 2006, goodwill and negative goodwill has been reclassified to deferred income, respectively, and originated from the following subsidiaries:

	Goodwill (negative goodwill)
Petroflex Indústria e Comércio S.A.	(17,593)
Polipropileno Participações S.A.	(2,859)
	(20,452)

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Position and summary of activity of investments in consolidated subsidiaries:

Subsidiaries	SPQ Investimentos e Participações Ltda.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Suzanopar Petroquímica Ltd.	Polipropileno Participações S.A. (2)	Total
a) Interest in the capital as of December 31, 2005						
Quotas and shares owned:						
Quotas	144,375,597	-	-	-	-	
Common shares	-	421,294,800	4,759,2742	69,999	11,358,906,301	
Preferred shares	-	97	2,320,592	-	5,276,545,162	
Voting capital	100.00%	33.33%	20.14%	100.00%	96.46%	
Total capital	100.00%	33.33%	20.12%	100.00%	93.54%	
b) Information on subsidiaries as of March 31, 2006						
Capital	144,376	1,460,546	161,880	632	66,344	
Adjusted shareholders' equity	135,901	1,455,407	321,429	827	31,666	
Adjusted results for the period	3,394	-	(4,909)	(61)	(140)	
c) Investments						
Balance as of December 31, 2004	163,563	-	-	-	-	163,563
Distributed profits	(25,020)	-	-	-	-	(25,020)
Acquisition	-	466,980	68,550	837	20,836	557,203
Capital increase	-	18,155	-	-	-	18,155
Equity in gains of subsidiaries	29,094	-	1,018	51	2	30,165
Interest on own capital	-	-	(2,011)	-	-	(2,011)
Receivable dividends	-	-	(1,901)	-	-	(1,901)
Balance as of December 31, 2005	167,637	485,135	65,656	888	20,838	740,154
Acquisition of minority stock	-	-	-	-	31	31
Equity in losses of subsidiaries	(31,736)	-	(987)	(61)	8,752	(24,032)
Balance as of March 31, 2006	135,901	485,135	64,669	827	29,621	716,153
Last stock price at São Paulo Stock Exchange - BOVESPA:						
3/31/06 - ON	-	-	16.40	-	-	
3/31/06 - PNA	-	-	15.95	-	-	

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The summary of activity of the investment caption of SPQ Investimentos e Participações Ltda. in the jointly-controlled subsidiary Politeno Indústria e Comércio S.A. as of December 31, 2005 and March 31, 2006 are as follows:

	Politeno Indústria e Comércio S.A.	
	03/31/2006	12/31/2005
a) % Share ownership		
Voting capital	35.00%	35.00%
Total capital	33.89%	33.89%
b) Shares owned		
Common	21,847,901,299	21,847,901,299
Preferred A	453,216,540	453,216,540
Preferred B	117,770,373	117,770,373
c) Information on subsidiary as of March 31, 2006		
Capital	359,868	359,868
Adjusted shareholder's equity	480,804	470,557
Adjusted result for the period	7,674	63,241
d) Investment		
December 31, 2004	147,044	147,044
Dividends	(16,052)	(16,052)
Equity in gains of subsidiary	29,692	29,692
December 31, 2005	160,684	160,684
Equity in gains of subsidiary	3,585	
Equity value as of March 31, 2006	164,269	
Provision for loss on sale of investment *	(35,099)	
Net book value of investment as of March 31, 2006	129,170	
Last stock price at São Paulo Stock Exchange (per thousand shares):		
02/22/06 - PNA	18.00	19.49
03/31/06 – PNB	6.24	5.01

(*) SPQ Investimentos e Participações Ltda. alienated on April 5, 2006 its investment at Politeno, as discussed in Note 27

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The balance sheets and income statements of subsidiaries and jointly controlled subsidiaries included in consolidation are as follows (total amounts, no proportional participation in case of jointly controlled subsidiaries):

	Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd		Polipropileno Participações S.A		Politeno Indústria e Comércio S.A.	
	Preoperating		Consolidated		Company		Company		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
ASSETS										
Current assets	187,541	157,321	519,006	499,468	828	888	525	512	288,672	294,271
Cash and cash equivalents	7,135	41,829	85,182	58,310	828	888	185	180	13,251	13,665
Trade accounts receivable	64,383	25,202	172,640	186,913	-	-	-	-	174,897	178,291
Inventory	101,025	64,360	150,332	182,188	-	-	-	-	72,313	74,950
Tax credits	12,027	16,003	55,262	63,244	-	-	340	332	8,729	7,357
Other assets	2,971	9,927	55,590	8,813	-	-	-	-	19,482	20,008
Long-term assets	150,391	150,360	32,236	29,121	-	-	-	-	184,530	164,016
Tax credits	148,739	148,739	17,556	25,877	-	-	-	-	146,087	148,287
Other assets	1,652	1,621	14,680	3,244	-	-	-	-	38,443	15,729
Permanent assets	3,143,745	3,117,985	428,899	419,017	-	-	34,325	24,827	176,524	194,832
Investments	-	-	2,225	2,225	-	-	34,324	24,827	30,980	53,607
Fixed assets	2,510,422	2,517,354	426,674	416,792	-	-	-	-	141,287	137,066
Deferred assets	633,323	600,631	-	-	-	-	-	-	4,257	4,159
TOTAL ASSETS	3,481,677	3,425,666	980,141	947,606	828	888	34,849	25,339	649,725	653,119

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	Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd		Polipropileno Participações S.A		Politeno Indústria e Comércio S.A.	
	Preoperating		Consolidated		Company		Company		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
LIABILITIES AND EQUITY										
Current liabilities	386,702	266,560	302,200	462,162	-	-	7	-	161,266	148,935
Loans	266,612	146,411	60,879	156,233	-	-	-	-	72,048	68,290
Other liabilities	120,090	120,149	241,321	305,929	-	-	7	-	89,218	80,645
Long-term liabilities	1,639,568	1,703,699	356,512	159,108	-	-	3,176	3,030	7,653	10,999
Loans	1,453,771	1,515,779	279,649	81,111	-	-	3,176	3,030	1,822	5,237
Other liabilities	185,797	187,920	76,863	77,997	-	-	-	-	5,831	5,762
	-	-	-	-	-	-	-	-	-	1
SHAREHOLDERS' EQUITY	1,455,407	1,455,407	321,429	326,336	828	888	31,666	22,309	480,804	493,184
			-							
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,481,677	3,425,666	980,141	947,606	828	888	34,849	25,339	649,725	653,119
INCOME STATEMENT										
Net revenue	-	43,285	308,378	377,659	-	-	-	-	276,745	308,614
Cost of goods sold	-	(41,008)	(278,730)	(266,641)	-	-	-	-	(235,847)	(234,137)
Gross profit	-	2,277	29,648	111,018	-	-	-	-	40,898	74,477
Operating expense	-	(4,638)	(24,206)	(28,148)	-	(5)	(9)	(67)	(29,408)	(28,168)
Interest income (expense)	-	38	(13,357)	(12,215)	16	310	(131)	(112)	558	(3,164)
Operating income	-	(2,323)	(7,915)	70,655	16	305	(140)	(179)	12,048	43,145
Nonoperating income	-	-	55	(1,946)	-	-	9,497	-	(240)	46
Income tax	-	756	2,951	(26,173)	-	-	-	-	(4,134)	(15,084)
Minority interest	-	-	-	-	-	-	-	24	-	-
NET INCOME (LOSS)	-	(1,567)	(4,909)	42,536	16	305	9,357	(155)	7,674	28,107

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12) RELATED PARTIES

The balances and transactions with related parties are described below, There have been no relevant commercial transactions among the Company and subsidiaries and jointly--controlled subsidiaries and among subsidiaries.

	Company 03/31/2006		
	Assets		
	Current Accounts receivable	Non current Intercompany loans	Revenues
Consolidated related parties			
Polipropileno Participações S.A.	-	3,177	147
	-	3,177	147

	Company		
	12/31/2005		3/31/2005
	Liabilities		
	Current Accounts payable	Non current Intercompany loans	(Expenses)
Consolidated related parties			
Polipropileno Participações S.A.	3,030	-	-
Non consolidated related parties			
Suzano Holding S.A.	-	282	(805)
	3,030	282	(805)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

	Consolidated				
	03/31/2006			12/31/2005	3/31/2005
	Assets	Liabilities		Liabilities	Transactions
	Long-term	Current	Revenue	Current	Revenue
	Accounts receivable	Accounts payable	(expense or purchases)	Accounts payable	(expense or purchases)
Company with nonconsolidated related parties	-	-	-	282	(805)
From Suzano Química Ltda, with nonconsolidated parties	-	-	-	-	-
Jointly-controlled subsidiaries with nonconsolidated related parties	-	-	-	-	-
Polibrasil Participações S,A, (*)				-	-
Rio Polímeros S,A,	1,212	-	(84,942)	-	-
Politeno Indústria e Comércio S,A,	-	-	-	-	(86,124)
Petroflex Indústria e Comércio S,A,	58	-	(21,156)	-	(22,820)
	1,270	-	(106,098)	282	(109,749)

13) PROPERTY, PLANT AND EQUIPMENT

	Company						
	Weighted yearly Average depreciation - %	03/31/2006			12/31/2005		
		Cost	Depreciation	Net book value	Cost	Depreciation	Valor residual
Land	-	13,598	-	13,598	13,596	-	13,596
Buildings	4	95,419	(27,499)	67,920	95,419	(26,575)	68,844
Machinery and equipment	10	594,509	(258,107)	336,402	586,634	(243,176)	343,458
Furniture, fixture and installation	10	72,446	(45,781)	26,665	71,551	(44,934)	26,617
Computer hardware and other	20	15,335	(12,720)	2,615	14,942	(12,485)	2,457
Vehicles	20	3,953	(2,606)	1,347	3,651	(2,557)	1,094
Other items	10	5,435	(3,535)	1,900	11,059	(4,654)	6,405
Construction in progress	-	11,320	-	11,320	11,247	-	11,247
		812,015	(350,248)	461,767	808,099	(334,381)	473,718

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

	Consolidated						
	Weighted yearly average depreciation rate - %	03/31/2006			12/31/2005		
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Land	-	24,466	-	24,466	22,569	-	22,569
Buildings	4	95,535	(27,502)	68,033	95,525	(26,577)	68,948
Buildings	2,5	14,686	(2,693)	11,993	14,686	(2,596)	12,090
Buildings	5	21,822	(16,451)	5,371	21,809	(15,332)	6,477
Machinery and equipment	10	595,882	(258,200)	337,682	587,874	(243,240)	344,634
Machinery and equipment	5,7	66,547	(21,963)	44,584	66,917	(22,510)	44,407
Machinery and equipment	6,7	168,395	(135,269)	33,126	166,060	(133,830)	32,230
Furniture, fixture and installations	10	77,007	(47,692)	29,315	75,911	(46,903)	29,008
Vehicles	20	4,394	(2,794)	1,600	4,110	(2,759)	1,351
Leasehold improvements	50	327	(232)	95	327	(216)	111
Leasehold improvements	4,7	-	-	-	1,893	(909)	984
Computer hardware and other	20	21,733	(17,172)	4,561	22,160	(16,242)	5,918
Other items	10	8,775	(4,748)	4,027	11,184	(4,658)	6,526
Construction in progress	-	867,835	-	867,835	868,242	-	868,242
		1,967,404	(534,716)	1,432,688	1,959,267	(515,772)	1,443,495

From the total balance of construction in progress, R$867,835 (R$868,242 in 2005) relate to the participation of the Company in the balance of investments made in the construction, assembly and engineering of the plant of Rio Polímeros, being conducted by ABB Lummus/Snamprogetti. The project involves the transfer of technology from Univation Technologies for the production of polyethylene and from ABB Lummus Global Technologies for the production of ethylene.

Transfer of land use rights

Under the agreement signed with the city authorities of Duque de Caxias, based on the applicable legislation, Rio Polímeros S,A, has the right of use of the land where the petrochemical plant is located for a period of 50 years, renewable for another 50 years. As per the agreement, the city authorities transferred the right of use of 87,49% of the land destined to the construction of the plant. The legal process aimed at transferring the right of use of the remaining portion of the land has been conducted at the 4th Civil Court of Duque de Caxias.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

14) DEFERRED CHARGES

	Politeno Indústria e Comércio S.A.	Rio Polímeros S.A.	Suzano Petroquímica S.A.	Goodwill reclassified from investments	Total
Technology	-	-	75,785	-	75,755
Preoperating expenses	16,180	211,108	35,892	-	263,189
Goodwill	-	-	418,374	-	418,374
Other	5,814	-	48,901	-	54,714
Amortization	(20,550)		(131,226)	-	(51,775)
Net book value - 2006	1,455	211,108	447,696	-	660,258
Net book value - 2005	1,420	200,210	454,983	4,007	660,620

Technology

From the total balance of technology, R$47,869 relates to the acquisition of rights for the use of the "Spheripol" technology by means of an agreement signed in 1998 with Baselltech USA Inc., which has been used in the Company's Mauá plant, with capacity of 300 thousand tons per year. This advanced production technology was licensed by Basell, a worldwide leader in the production of polypropylene.

Preoperating expenses

Suzano Petroquímica S.A.

Assets are related to the preoperating expenses of the merged company Polibrasil Participações S.A., which are almost fully amortized.

Rio Polímeros

These deferred charges refer principally to manufacturing costs incurred during the preoperating phase of the Rio Polímeros plant (R$67,382), construction of a water transportation system in partnership with Petrobras (R$16,373), and disbursements for payroll, services, taxes and other (R$127,353) incurred during the preoperating phase.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Goodwill

From the total balance of goodwill, R$398,896 (net of amortization of R$19,478) refer to the acquisition of Basell Brasil Poliolefinas Ltda, (see Note 2), which was computed based on the equity value of Polibrasil as of August 31, 2005 and recorded based on the expectation of future profitability, being amortized over seven years, the period used in the projections that determined the business valuation. There has been no specific allocation from the acquisition price to property, plant and equipment since the book value approximated its fair value as determined by independent appraisers on the date of acquisition. After the merger of the acquired companies on November 30, 2005, the goodwill balance was transferred to deferred charges in the Company's balance sheet, maintaining the amortization period of seven years.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

15) LOANS

	Index or currency	Yearly interest rate - %	03/31/2006 Current	03/31/2006 Long term	12/31/2005 Current	12/31/2005 Long term
COMPANY						
In local currency:						
BNDES (National Bank for Economic and Social Development)	TJLP	5	27,429	13,715	27,195	20,396
BNDES – privatization	TR	6.50	-	-	6,382	-
Compror	CDI	0	13,041	-	-	-
Promissory notes	-	CDI + 0.60	-	-	377,184	-
Export credit note - Banco Itaú (1)	-	CDI + 0.462	4,856	75,000	1,738	75,000
Export credit note - Banco Bradesco	-	105.50 CDI	8,229	96,000	3,945	96,000
Export credit note - Banco do Brasil	-	106 CDI	4,454	100,000	140	100,000
			58,009	284,715	416,584	291,396
In foreign currency:						
IFC – Portion A	US$	Libor + 2.75	1,143	85,810	-	-
IFC – Portion B	US$	Libor + 2.00	2,875	240,049	-	-
IFC – Portion C	US$	Libor	183	21,724	-	-
Compror (2)	US$	5.40	19,861	-	-	-
Advance on export contracts	US$	5.34	45,621	-	-	-
Advanced export - Banco ABN Amro Real	US$	Libor + 1.60	61	119,483	53	128,739
Export credit note - Banco Votorantim	US$	7.97	770	217,240	5,046	234,070
FINIMP (import funding)	US$	5.20	52,283	-	57,656	-
Advanced export - Banco Santander	US$	Libor + 1.79	397	27,155	861	29,268
Advanced export - Banco Itaú	US$	Libor + 4.50	-	-	7,501	4,422
			123,196	711,461	71,117	396,499
			181,205	996,176	487,701	687,895

(1) In connection with this loan, the Company contracted a cross-currency swap to exchange this loan for a loan denominated in U,S, dollars plus nominal interest of 7.84% per year and effective cost of 6.,80% per year, The objective of this transaction was to decrease the finance cost of the loan.

(2) The Company contracted a cross-currency swap to exchange the interest rate of this contract for the greater between the fluctuation of US$ and 51% to 59% of CDI.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES	Index or currency	Yearly interest rate - %	03/31/2006 Current	03/31/2006 Long term	12/31/2005 Current	12/31/2005 Long term
Rio Polímeros S,A,:						
Local currency:						
BNDES - Subcredit A	TJLP	5	21,185	162,236	16,347	161,105
BNDES - Subcredit B	TJLP	5	4,163	31,878	3,204	31,656
BNDES - Subcredit C	Currency basket	5	5,566	41,760	4,651	44,979
BNDES - Sub A	TJLP	4.50	798	5,509	638	5,471
BNDES - Sub B	US$	3	131	924	116	996
			31,843	242,307	24,956	244,207
Foreign currency:						
U,S, Exim Bank	US$	5.51	14,771	138,368	10,102	152,741
Advance on Export Contracts	US$	5.10 a 5.48	31,346	-	-	-
SACE	US$	5.51	10,911	103,915	13,746	108,312
			57,028	242,283	23,848	261,053
			88,871	484,590	48,804	505,260

SUBSIDIARIES	Index or currency	Yearly interest rate - %	03/31/2006 Current	03/31/2006 Long term	12/31/2005 Current	12/31/2005 Long term
Petroflex Indústria e Comércio S,A,:						
Local currency:						
BNDES	TJLP/UMBND	3.50 and 5	2,246	5,779	1,580	4,841
FINEP	URTJLP	6.40	616	5,765	739	5,756
Resolution No, 2,770	-	105.50 CDI	-	-	22,921	-
			2,862	11,544	25,240	10,597
Foreign currency:						
Exim Bank	US$	Libor + 1.25	199	291	223	418
BNDES	BNDES currency basket	-	-	-	465	1,537
Interest on discount export bills	US$	4.75	109	-	160	-
Advance on export contracts	US$	Libor + 2.50	65	12,237	66	3,768
Advances on export exchange contracts	US$	5	4,525	-	2,451	-
FINIMP	US$	4.50	2,658	-	2,827	-
			7,556	12,528	6,192	5,723
			10,418	24,072	31,432	16,320

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES	Index or currency	Yearly interest rate - %	03/31/2006 Current	03/31/2006 Long term	12/31/2005 Current	12/31/2005 Long term
Politeno Indústria e Comércio S,A,:						
Local currency:						
BNDES	TJLP	3.30	1,042	401	654	428
FINAME	TJLP	8.30 to 9.30	-	-	325	212
FINEP	TJLP	2.36	-	-	139	-
			1,042	401	1,118	640
Foreign currency:						
FINIMP	US$	Libor + 2	12,774	221	15,590	1,148
Advances on export exchange contracts	US$	2.75 to 3.98	10,802	-	6,611	-
			23,576	221	22,201	1,148
			24,618	622	23,319	1,788
SPQ Investimentos e Participações Ltda,-						
Overdraft bank account			-	-	12	-
Consolidated:						
Local currency			93,755	538,967	467,910	546,840
Foreign currency			211,355	966,494	123,359	664,421
			305,110	1,505,461	591,269	1,211,261

In January 2006, the subsidiary Petroflex issued debentures amounting to R$160,000, with a total term of five years, (final maturity at December 1, 2010). These debentures bear interest at 104.5% CDI. On March 31, 2006 the proportional amount of the obligation consolidated by the Company was R$34,021, being R$1,830 current and R$32,191 non current.

The long-term portion of loans matures as follows:

	Company	Jointly-controlled subsidiaries: Rio Polímeros S.A.	Jointly-controlled subsidiaries: Petroflex Indústria e Comércio S.A.	Jointly-controlled subsidiaries: Politeno Indústria e Comércio S.A.	Consolidated
2007	13,715	48,459	1,940	622	64,736
2008	73,612	56,151	4,591	-	134,354
2009	107,215	58,458	6,715	-	172,388
2010	107,215	58,458	5,926	-	171,599
2011 onwards	694,419	263,064	4,901	-	962,384
	996,176	484,590	24,073	622	1,505,461

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The indices or reference rates of loans referred to above posed the following variations during the twelve months period from April 1, 2005 to March 31, 2006 and for 2005 fiscal year:

Index or rate	Yearly rate %	
	04/01/2005 a 03/31/2006	2005
TJLP - long-term interest rate	9,75	9,75
CDI - interbank deposit certificate	16,50	18,92
UMBNDES - monetary unit of BNDES	(19,52)	(14,00)
URTJLP - TJLP related ratio	3,41	3,59
TR - reference rate	2,79	2,83
IGP-M - general market price index	0,36	1,20

Guarantees of loans

Company

Promissory notes are guaranteed by the parent company, Suzano Holding S.A., with a cost of 0,3% per year.

Jointly-controlled subsidiaries

- Rio Polímeros

  Cash flow of future operations, supported by export contracts, capital stock of Rio Polímeros owned by shareholders (Suzano Petroquímica S.A., Unipar and Petrobras Química S.A. - Petroquisa), and subrogation of the license of use of land.

  Due to the delay in the construction of the plant and of the beginning of testing phase, Rio Polímeros is conducting negotiations with banks to obtain the extension of loan terms by means of postponing initial maturities to 2007.

- Petroflex Indústria e Comércio S.A.

  - BNDES - guarantee provided by related companies Braskem S,A,, Suzano Petroquímica S,A, and Unipar and mortgage of property located in Triunfo, State of Rio Grande do Sul, whose value is R$11,882.

  - FINEP - first degree mortgage of property located in Duque de Caxias, State of Rio de Janeiro, whose value is R$19,608.

- Politeno Indústria e Comércio S,A, - guaranteed by subject financed equipment (Government Agency for Machinery and Equipment Financing - FINAME), personal

guarantees of management officers (BNDES), inventories (Financiadora de Estudos e Projetos - FINEP) and promissory notes (FINIMP).

As per certain loan agreements, the Company shall attend each semester and annually certain financial covenants, computed using financial statements prepared in accordance with generally accepted accounting principles in Brazil (Banco Votorantim and Banco ABN-AMRO), and generally accepted accounting principles in the United States of America for the contract with the IFC.

16) PROVISION FOR CONTINGENCIES

The provision recorded to recognize probable losses in administrative and judicial disputes related to tax, labor and government-mandated pensions is considered sufficient, according to the assessment of legal counsel and other legal advisors.

The consolidated provision for contingencies is formed by the individual provisions of the Company and jointly-controlled subsidiaries as follows (proportional amounts in the case of the later):

	03/31/2006	12/31/2005
Tax matters:		
Suzano Petroquímica S.A.	4,355	4,354
Politeno Indústria e Comércio S.A.	-	1,968
Petroflex Indústria e Comércio S.A.	1,738	1,718
	6,093	8,040
Labor matters:		
Suzano Petroquímica S.A.	5,533	5,601
Petroflex Indústria e Comércio S.A.	468	471
	6,001	6,072
Civil matters:		
Suzano Petroquímica S.A.	6,474	6,059
Other-		
Petroflex Indústria e Comércio S.A.	194	193
	18,762	20,364

Labor lawsuit concerning clause 4 (relating to the Company (only the plant located in Camaçari) and jointly-controlled subsidiary Politeno)

Under the collective negotiation agreement between the Company (plant located in Camaçari, State of Bahia) and Politeno, among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990. Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements. The Regional Labor Court decided in favor of the workers' union, and this decision was later changed in part due to the appeal filed with the Superior Labor Court, In 1998, the companies' association filed an extraordinary appeal with the Federal Supreme Court.

Initially the Federal Supreme Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over Federal law, particularly law concerning the public order in Brazil. The Federal Supreme Court's decision on this matter is not definitive. The Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted until then has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded.

17) CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income. Preferred shares have no voting rights and are entitled to the same dividend as common shares. The bylaws provide for the recognition of a special reserve for future capital increase, in the amount of 90% of the profits remaining after appropriation of the legal reserve and dividend distribution, aiming to assure adequate operating conditions. The balance of this special reserve cannot surpass 80% of the amount of capital. The amount remaining after the constitution of

this special reserve for future capital increase might be destined to the statutory reserve till this reserve reaches 20% of capital.

18) NET SALES AND COST OF PRODUCTS SOLD

	Company			Consolidated					
	03/31/2006			03/31/2006			03/31/2005		
	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit
Domestic market	349,285	(307,736)	41,549	468,012	(409,377)	58,635	329,476	(261,105)	68,371
Foreign markets	63,363	(63,494)	(131)	103,502	(100,444)	3,058	70,824	(55,655)	15,168
	412,648	(371,230)	41,418	571,514	(509,821)	61,693	400,300	(316,761)	83,539

19) COMPENSATION OF DIRECTORS AND SENIOR OFFICERS

	03/31/2006	03/31/2005	03/31/2006	03/31/2005
Compensation	2,478	1,699	3,039	2,834

The compensation of directors and senior management officers is classified under "General and administrative expenses".

20) FINANCIAL INCOME (EXPENSES)

	03/31/2006	03/31/2005	03/31/2006	03/31/2005
Financial expenses	(42,293)	(332)	(47,133)	(12,721)
Exchange gains on foreign-currency denominated liabilities	49,217	-	51,004	(841)
	6,924	(332)	3,871	(13,562)
Financial income	11,013	1,030	12,255	4,717
Exchange losses on foreign-currency denominated assets	-	-	(835)	989
	11,013	1,030	11,421	5,706

21) FINANCIAL INSTRUMENTS

The Company and the jointly-controlled subsidiaries participate in operations involving the usual financial instruments described below.

The fair market values estimated for the assets, liabilities and financial instruments recognized in the Company's financial statements as of March 31, 2006 which are different from the corresponding book values can be summarized as follows:

	Book value	Fair value
Marketable securities (stock for sale)	34,779	33,047
Investments carried at cost-		
Petroquímica União S,A,	33,385	50,049
Swap contracts	3,689	69

The jointly-controlled subsidiaries disclosed in their financial statements that there are no relevant differences between the fair market values and book values of assets, liabilities and financial instruments recorded in the consolidated financial statements.

The criterion for determination of fair market values stated above is as follows:

- Marketable securities

The economic value of preferred shares of Petroquímica União S.A. ("PQU") was estimated based on technical analysis of discounted cash flows developed by third parties, In addition to these shares, the Company owns other shares which are available for sale, amounting to R$1,394, reflecting market value in light of the fact that this is lower than book value.

The criteria used to determine the fair values in the above table are as follows:

- Investments carried at cost

  Estimated in accordance with the discounted cash flow, as discussed above for preferred shares.

- Swap contracts

  The swap contracts were re-priced based on market value obtained from banks.

There were no unrecorded financial instruments as of March 31, 2006 (Company and jointly-controlled subsidiaries).

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

22) INSURANCE COVERAGE (Unaudited)

The Company and the jointly-controlled subsidiaries adopt a policy of maintaining adequate insurance coverage for property, plant and equipment items and inventories subject to risk, based on the orientation of insurance consultants. The coverage of principal insurance policies is as follows:

Entity and type of risk	Subject assets or individuals	Coverage amount (*)
Suzano Petroquímica S,A,:		
Civil responsibility and unrealized profits	Products and operations	227,471
Fire	Plants	805,358
Civil responsibility	Directors and management officers	35,111
Civil responsibility	Products and operations (in the country)	59,471
Civil responsibility	Products located abroad and constructions	54,408
Civil responsibility	Miscellaneous	59,235
Petroflex Indústria e Comércio S.A.:		
Fire, lightning and explosion	Inventories	183,573
Fire, lightning and explosion	Buildings, building content and unrealized profits	1,111,694
Civil responsibility	Directors and management officers	23,407
Civil responsibility	Miscellaneous	15,629
Rio Polímeros S.A.:		
Acts of terrorism	Business interruption	234,070
Civil responsibility	Constructions, assembly services and installation of machinery and equipment	23,407
Civil responsibility	Commercial e manufacturing sites	23,407
Civil responsibility	Merchandise	16,500
Civil responsibility	Directors and management officers	18,726
Civil responsibility	Miscellaneous	16,385
Politeno Indústria e Comércio S.A.:		
Civil responsibility and unrealized profits	Products and operations	756,280
Civil responsibility	Directors and management officers	23,407
Civil responsibility	Miscellaneous	18,699

(*) Proportional amounts for jointly-controlled subsidiaries,

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

23) GUARANTEES GRANTED TO OTHERS

Guarantees assumed by the Company in connection with the obligations of subsidiaries and jointly-controlled subsidiaries are as follows:

	2006	2005
Petroflex Indústria e Comércio S.A.- BNDES	16,746	16,746
Rio Polímeros S.A.:		
Carta de fiança – Unibanco	19,226	49,085
Carta de fiança - Banco do Brasil	9,027	9,027
	28,253	58,112
	44,999	74,858

24) PENSION PLANS

In January 2005, the Company created a private defined-contribution supplementary pension plan for its employees. This plan, named Suzano Prev is sponsored also by other companies of Suzano Group.

Previnor - Associação de Previdência Privada

As a result of the merger of Polibrasil Participações and subsidiaries, the Company assumed the responsibility for the pension plan relating to the employees of these companies, which is managed by Previnor - Associação de Previdência Privada, a private pension entity. The main objective of Previnor is to supplement pension benefits provided by the Federal social security system to the employees of Previnor and its sponsors and their relatives. Previnor collects monthly contributions from the sponsors, computed on the basis of the monthly compensation of employees, and maintains a defined contribution plan for scheduled benefits and defined-benefit plan for risk and proportional benefits. Contributions for 2006 amounted to R$913 (R$637 in 2005).

The pension plan of Politeno and a portion of the plan of Petroflex are also managed by Previnor.

Petroflex, besides being sponsor of the plan managed by Previnor, for a portion of its employees is co-sponsor of Fundação Petrobras de Seguridade Social - Petros (Petrobras sponsors 90% of the plan), which is a defined-benefit plan. The estimated actuarial obligation of Petroflex is recognized and the Company's participation on this liability amounts to R$107 as of March 31, 2006 (R$105 in 2005).

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The jointly-controlled subsidiaries Politeno and Petroflex disclose in their financial statements the information required by CVM Instruction No. 371/00, and there is no additional deficit arising from pension plans attributable to these companies that should be recorded.

25) "PRO FORMA" FINANCIAL INFORMATION

As a result of the acquisition of Basell Brasil Poliolefinas Ltda., the consolidated financial statements for the year ended March 31, 2006, which incorporate all merged operations of Polibrasil, are not comparable to the financial statements for the quarter ended March 31, 2005, which consolidated only 50% of those operations.

In the original statements of income, only 50% of Polibrasil's operations are included from January to March of 2005 while 100% are included for the same period of 2006.

The following "pro forma" financial information consolidates 100% of Polibrasil companies as if the acquisition of the its remaining capital stock and the merger of the companies had taken place on January 1st, 2005, Basell's interest was recorded as minority interest.

The "pro forma" information is presented only for comparative purposes and does not purport to be indicative of what would have occurred if the acquisition had actually been made at January 1st, 2005, nor is it necessarily indicative of future operating results:

The following criteria and assumptions were used in the preparation of the "pro forma" financial information:

a) The participation acquired from Basell on September 1st, 2005 (50%) was classified as minority interest for periods prior to the acquisition date.

b) The participation in the result of the quarter ended March 31, 2005, equivalent to the shares acquired on September 1st, 2005 (50%) was classified as minority interest.

c) The "pro forma" financial information does not include "pro forma" adjustments relating to the amortization of goodwill resulting from the acquisition.

d) The "pro forma" financial information does not include "pro forma" adjustments relating to the additional interest cost that would have been incurred to fund the acquisition had it occurred on January 1, 2005.

e) Except for the impacts discussed in item a) and b) above, the income statement of Polibrasil Participações S.A. and its subsidiaries for the quarter ended March 31, 2005 were integrally consolidated to the prior income statement of the Company and other controlled and jointly-controlled subsidiaries.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

"PRO FORMA" CONSOLIDATED STATEMENTS OF INCOME FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

	Company		Consolidated	
	2006	2005 Pro forma	2006	2005 Pro forma
GROSS REVENUES	546,357	535,174	741,871	782,647
Deductions of gross revenue	(133,709)	(131,338)	(170,357)	(180,429)
NET REVENUES	412,648	403,836	571,514	602,218
Cost of sales	(371,230)	(335,061)	(509,821)	(484,291)
GROSS PROFIT	41,418	68,775	61,693	117,927
OPERATING EXPENSES				
Selling expenses	(31,317)	(28,161)	(41,661)	(39,994)
General and administrative	(15,418)	(12,850)	(20,811)	(18,160)
Interest expenses	6,924	(15,004)	3,871	(20,827)
Interest income	11,013	2,139	11,421	5,972
Equity in gains (losses) of subsidiaries	(24,032)	24,772	-	-
Goodwill amortization	(17,589)	(1,090)	(17,589)	(1,090)
Other operating income (expenses)	40	5,644	378	4,785
OPERATING INCOME (LOSS)	(28,961)	44,225	(2,698)	48,613
Nonoperating expenses	(155)	(3,633)	(25,860)	(4,008)
INCOME (LOSS) BEFORE INCOME TAXES	(29,116)	40,592	(28,558)	44,605
Current income taxes	-	(6,308)	(978)	(10,364)
Deferred income taxes	738	(1,047)	1,763	(1,028)
INCOME (LOSS) BEFORE MINORITY INTEREST	(28,378)	33,237	(27,773)	33,213
Minority interest	-	(6,195)	(605)	(6,171)
NET INCOME	(28,378)	27,042	(28,378)	27,042

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

26) SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BRAZIL (BRAZILIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

I - Description of GAAP differences

The consolidated financial statements of the Company are prepared in accordance with BR GAAP, which comply with those prescribed by Brazilian corporate law and specific standards established by the CVM. Note 3 to the consolidated financial statements summarizes the accounting policies adopted by the Company. Accounting policies, which differ significantly from U.S. GAAP, are summarized below.

a) Inflation accounting

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all nonmonetary assets and liabilities became their historical basis. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the "Índice Geral de Preços -Mercado - IGP-M" index, which is a widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements. Such indexes do not necessarily represent changes in general price levels, as would be required under U.S. GAAP.

b) Reversal of fixed asset revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred income tax effects recorded in the financial statements prepared in accordance with BR GAAP have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c) Capitalization of interest in relation to construction in progress

Under BR GAAP, prior to January 1, 1996 the Company was not required to capitalize the interest cost of borrowed funds as part of the cost of the related asset. Under U.S. GAAP, capitalization of borrowed funds during construction of major facilities is recognized as part of the cost of the related assets.

Under U.S. GAAP, interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period financing denominated in Brazilian reais is capitalized.

d) Deferred charges

BR GAAP permits the deferral of research and development costs and of preoperating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under Brazilian GAAP has been reversed.

e) Different criteria for amortization of technology

Under BR GAAP, the amount of R$47,869 of legal rights to use the technology Polibrasil acquired from Basell is being amortized by the straight-line method over five years, which is a period allowed by Brazilian corporate law.

Under U.S. GAAP, the technology right is being amortized by the period of the contract which allows Polibrasil to use this technology, which is twenty years. The difference presented in the shareholders' equity reconciliation relates to the timing effects of these two different amortization periods used.

f) Accounting for direct financing lease

BR GAAP does not require specific accounting for different classifications of lease arrangements by the lessor. Consequently, virtually all lease contracts are considered operating leases, with receipt of payments and depreciation of the fixed asset being recorded in the statement of operations throughout the period of the lease arrangement.

U.S. GAAP requires the lessor to determine if the lease arrangement is a sales-type lease, direct finance lease or operating lease as defined under SFAS No. 13, "Accounting for Leases".

g) Pension plan

In determining the pension benefit obligations for BR GAAP, Brazilian Accounting Standard NPC No. 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC No. 26, the transitional obligation at adoption date, which is the difference between the plan's net assets and the projected benefit obligation at that date, was fully recognized directly to retained earnings.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

For the purpose of U.S. GAAP, the Company recognizes these effects according to SFAS No. 87, "Employer's Accounting for Pensions". An initial transition obligation determined based on an actuarial valuation is recognized and actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, are recorded in accordance with these standards and therefore result in deferral differences. Under SFAS No. 87, the Company defers actuarial gains and losses.

h) Acquisitions

Under Brazilian accounting practices, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the book value of net assets and is amortized on a straight-line basis over the periods estimated to be benefited.

Under U.S. GAAP, business combinations are accounted for by the purchase method utilizing fair values. Goodwill is not amortized and is tested annually for impairment or more frequently if events or changes in circumstances indicate that the goodwill is impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of reporting unit goodwill is lower than the carrying amount of such goodwill, an impairment loss is recognized.

i) Impairment test

SFAS No. 142, "Goodwill and Other Intangible Assets", addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

j) Impairment of long-lived assets

Under BR GAAP, the carrying value of fixed assets is written down to realizable values when it is estimated that such assets will not be realized when compared to the results of future discounted cash flow projection. Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to Be Disposed of", addresses accounting for the impairment of long-lived assets. Under SFAS No. 144, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment provision was required under U.S. GAAP nor BR GAAP for all periods presented.

k) Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date; no information is disclosed on diluted earnings per share. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Subsequent changes in the Company's share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under BR GAAP.

Under U.S. GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's bylaws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. In accordance with Emerging Issues Task Force - EITF No. 03-6, "Participating Securities and the "two-class" Method under FASB Statement No. 128", since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders.

The computation of basic earnings per share is as follows:

	3/31/2006			12/31/2005		
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted:						
Net (loss) income available under U.S. GAAP	(26.3)	-	(26.3)	(73.9)	-	(73.9)
Weighted average shares outstanding	97,375.0	129,320.0	226,695.0	97,375.0	129,320.0	226,695.0
(Loss) earnings per share U.S. GAAP (in Brazilian reais - R$)	(0.27)	-	-	(0.76)	-	-

l) Investments in affiliated companies

As discussed in Note 5, under BR GAAP, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company's principal investments accounted for using proportional consolidation are Polibrasil (up to August 2005), Petroflex, Rio Polímeros and Politeno. Under U.S. GAAP, proportional consolidation is not applied. This is a presentational difference only and does not affect the net income nor shareholders' equity as determined under U.S. GAAP. Refer to item "n" below.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for at cost, and investments with voting participation of more than 20% and less than 50% have been accounted for on the equity method for all years presented.

m) Transactions between entities under common control

Under U.S. GAAP, accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Under BR GAAP, some transactions between entities under common control could be recognized based on values other than transferred carrying amounts.

The adjustment presented under this caption represents the above-mentioned difference relating to transference of shares of the subsidiaries Petroflex and SPQ Investimentos e Participações occurred among entities under common control of the Company.

n) Minority interest

Minority interest corresponds to the respective participations of minority shareholders in all adjustments from subsidiaries these financial statements.

As detailed in Note 9 not all subsidiaries are wholly owned by the Company and therefore the U.S. GAAP adjustments identified for each of such subsidiaries are allocated to their

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

respective minority shareholders based on their participation.

o) Accounting for derivative financial instruments

Under BR GAAP, derivative financial instruments are recorded at liquidation values as determined on each balance sheet date. Under U.S. GAAP, since none of the Company's derivative financial instruments qualify for hedge accounting, the derivative instruments are reported at fair value on each balance sheet date and classified as an asset or a liability.

The following table provides a detail of our derivative financial instruments outstanding as of December 31, 2005 (as of December 31, 2004, the Company had no outstanding derivative instruments):

Type	Maturity date	Notional amount	Gain (loss)
CDI rate x interest of 5.40% p.y. + U.S. dollar	2006	9,189	(5)
CDI rate x interest of 5.40% p.y. + U.S. dollar	2006	9,675	(3)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2008	8,333	(22)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2009	8,333	(35)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2009	8,333	(45)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2010	8,333	(36)
CDI rate x interest of 7.84% p.ay. + U.S. dollar	2010	8,333	(54)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2011	8,333	(34)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2011	8,333	(4)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2012	8,333	113
CDI rate x interest of 7.84% p.y. + U.S. dollar	2012	8,333	56
Total fair value			(69)
Settlement value recorded under BR GAAP			3.607
U.S. GAAP adjustment			(3,676)

p) Equity adjustment - Norquisa

The equity adjustment reflected in the reconciliation refers to the investment that Politeno and Polipropileno Participações hold in Norquisa, considering the adjustments posted into its financial statements in accordance with U.S. GAAP. These adjustments are mainly represented by the equity adjustment on those entities as a consequence of the investment that Norquisa holds in Braskem S.A. (a petrochemical operating company located in the Northeast Region of Brazil) and relates basically to price level adjustment, deferred charges reversal, pension plan, business combinations and deferred taxes.

Under U.S. GAAP, both Politeno and Polipropileno Participações discontinued applying the equity method when their investments at Norquisa was reduced to zero, as the U.S.

GAAP shareholders' equity of Norquisa was negative by the time Company's subsidiaries Politeno and Polipropileno Participações ceased to have influence over the administration of Norquisa, changing the valuation criteria of this investment from equity method to cost method on such date. The subsidiaries did not provide for additional losses as they have neither guaranteed obligations of Norquisa nor are otherwise committed to provide further financial support for Norquisa.

q) Classification of export notes

Certain subsidiaries of the Company have discounted certain export notes under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under BR GAAP, such transactions are classified as a reduction of accounts receivable as mentioned in Note 6. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$2,047 and R$11,427 as March 31, 2006 and 2005 and 2004, respectively.

r) New accounting pronouncements

On March 31, 2004, the EITF reached final consensus on EITF No. 03-06, "Participating Securities and the "two-class" Method under FASB No. 128, Earnings per Share". Typically, a participating security is entitled to share in a company's earnings, often via a formula tied to dividends on the Company's common stock. The issue clarifies what is meant by the term participating security, as used in FASB No. 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the "two-class" method must be used to compute the instrument's effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the "two-class" method, losses should also be allocated. However, EITF No. 03-06 limits this allocation only to situations when the security has the right to participate in the earnings of the Company, and an objectively determinable contractual obligation to share in net losses of the Company. The consensus reached in EITF No. 03-06 is effective for fiscal periods beginning after March 31, 2004. Earnings per share in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF No. 03-06. EITF No. 03-06 has been adopted in 2005.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an Amendment of ARB No. 43, Chapter 4", which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an Amendment of APB Opinion No. 29", which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

In March 2005, the FASB issued FASB Interpretation - FIN No. 47, "Accounting for Conditional Asset Retirement Obligations", which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations", as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Management does not expect the adoption of this FIN will have an impact on the Company's financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by this SFAS) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

II - Reconciliation of the differences between U.S. GAAP and BR GAAP in net income

	Ref.	Quarter ended March 31, 2006
Net loss as reported under BR GAAP		(28,378)
U.S. GAAP adjustments relating to investments accounted for using the equity method	(l)	7,953
Adjustments from consolidated companies:		
Inflation accounting, net of depreciation	(a)	(305)
Different criteria for-		
Capitalization of interest, net from depreciation	(c)	2,600
Pension plan	(g)	
Different criteria for amortization of technology	(e)	497
Derivative financial instruments	(o)	(201)
Direct financing lease	(f)	
Business combinations Polibrasil	(h)	12,340
Transactions between entities under common control	(m)	4,007
Minority interest on U.S. GAAP adjustments	(n)	(1,665)
Reversal of provision for loss of investment - Norquisa	(p)	(10,271)
Deferred income tax on the above adjustments		(12,883)
Net loss under U.S. GAAP		(26,306)

III - Reconciliation of the differences between U.S. GAAP and BR GAAP in shareholders' equity

	Ref.	March 31, 2006
Shareholders' equity as reported under BR GAAP		938,176
U.S. GAAP adjustments relating to investments accounted for using the equity method	(l)	(137,765)
Adjustments from consolidated companies:		
Inflation accounting, net of depreciation	(a)	5,362
Different criteria for:		
Capitalization of interest, net from depreciation	(c)	(57,368)
Pension plan	(g)	4,712
Different criteria for amortization of technology	(e)	4,325
Derivative financial instruments	(o)	(3,676)
Minority interest on U.S. GAAP adjustments	(n)	
Business combinations Polibrasil	(h)	53,396
Transactions between entities under common control	(m)	20,452
Equity adjustment in Norquisa's investment	(p)	(35,099)
Deferred income tax on the above adjustments		(15,675)
Shareholders' equity under U.S. GAAP		776,840

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

IV - Condensed financial information under U.S. GAAP

Based on the reconciling items and discussion above, the Company's consolidated balance sheet, statement of operations, and statement of changes in shareholders' equity under U.S. GAAP are as follows:

(a) Condensed balance sheets under U.S. GAAP

Assets	03/31/2006	12/31/2005
Current assets:		
Cash and cash equivalents	16,278	185,388
Short-term investment	34,779	40,521
Trade accounts receivable	210,992	119,440
Inventories	243,889	208,727
Deferred taxes	18,686	16,583
Other debtors	97,572	75,069
Prepaid expenses	10,688	11,868
Total current assets	632,884	657,596
Investments	575,634	591,237
Goodwill, net	424,788	424,290
Property, plant and equipment	462,370	469,773
Long-term assets:		
Intangible, net	36,608	37,377
Deferred income tax	37,533	38,898
Recoverable VAT	40,855	45,530
Trade accounts receivable	10,254	11,406
Other debtors	28,404	28,376
Total long-term assets	153,654	161,587
Assets	2,249,330	2,304,483

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Liabilities and shareholders' equity	03/31/2006	12/31/2005
Current liabilities:		
Trade accounts payable	128,120	130,837
Payroll and related charges	8,824	17,009
Taxes payable other than income	7,150	5,135
Short-term debt	183,252	468,254
Interest payable on short-term debt	-	30,755
Dividends proposed and payable	4,393	-
Other accounts payable	62,460	77,708
Total current liabilities	394,199	729,698
Noncurrent liabilities:		
Loans and financings	996,176	678,318
Fair market value of derivative financial instruments	69	7,421
Provision for contingencies	16,362	16,014
Interest payable on long-term debt	-	9,577
Deferred income taxes	43,481	30,598
Other accounts payable	20,159	29,906
Total noncurrent liabilities	1,076,247	771,834
Minority interest	2,046	(192)
Shareholders' equity:		
Share capital	826,283	826,283
Profit reserves	(49,445)	(23,139)
	776,838	803,144
Liabilities and shareholders' equity	2,249,330	2,304,484

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

(ii) Condensed statements of operations under U.S. GAAP

	03/31/2006
Net sales	412,648
Cost of sales	(372,608)
Gross profit	40,040
Operating expenses:	
Selling and marketing	(31,316)
General and administrative	(15,657)
Other operating income (expenses), net	498
Operating expenses	(6,435)
Nonoperating income (expenses):	
Financial income (expenses), net	20,053
Other	(36,060)
Loss before income tax, equity in affiliates and minority interest	(22,442)
Income tax benefit (expense):	
Current	-
Deferred	(12,145)
Loss before equity in earnings (losses) of affiliates and minority interest	(34,587)
Equity in earnings (losses) of affiliates	10,520
Loss before minority interest	(24,067)
Minority interest	(2,239)
Net loss for the quarter	(26,306)
(Loss) earnings per share - common	(0.27)
(Loss) earnings per share - preferred	-

(iv) Condensed statements of changes in shareholders' equity under U.S. GAAP

	2006
At beginning of the quarter	803,144
Capital increase	
Net loss	(26,306)
Dividends and interest attributed to shareholders' equity declared	-
At end of the quarter	776,838

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

27) SUBSEQUENT EVENT

On April 4, 2006, the subsidiary SPQ Investimentos e Participações Ltda. ("SPQ"), together with Sumitomo Chemical Company Limited and Itochu Corporation ("Japanese Group"), established a stock purchase agreement with Braskem, in order to sell their total capital stock in the jointly-controlled subsidiary Politeno.

The initial amount paid by Braskem to SPQ and to the Japanese Group, on April 6 2006, was equivalent to US$111,275,800, being US$60,629,210 attributable to SPQ. The final price of the transaction will be calculated based on the price adjustment formula which will measure the so-called "spread" of actual polyethylene price, in relation to the ethylene price, in the domestic market in the period of eighteen months from the date of the agreement. The preliminary result of the sale of Politeno's stock represents a loss of R$35,099, which was provided for in the financial statements for the quarter ended March 31, 2005.

The Company, through its subsidiary Polipropileno Participações S.A., exchanged with Odebrech S.A. 75,669,544 shares issued by Nordeste Química S.A. – Norquisa, which represents 8.9% of the voting capital and 10.9% of total capital for 2,129324 preferred "A" shares issued by Braskem. On March 31, 2006 the market value of such shares was R$34.3 million (R$16.12 per share) and the book value was R$24.8 million.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

COMPLEMENTARY INFORMATION
STATEMENTS OF CHANGES IN FINANCIAL POSITION
(In thousands of Brazilian reais - R$)

	Quarter ended March 31, 2006	
	Company	Consolidated
SOURCES OF FUNDS		
From operations:		
Net loss	(28,378)	(28,376)
Minority interest	-	606
Items not affecting working capital:		
Depreciation and amortization	17,961	20,826
Splitter depreciation - Polibrasil	4	307
Deferred income taxes - long term	1,365	944
Realization of recoverable ICMS	-	320
Provision for contingence	415	435
Equity in losses of subsidiaries	24,032	-
Goodwill amortization	17,589	17,589
Monetary and exchange variations on long-term items, net	(11,973)	(32,932)
Other	-	25,632
Funds from operations	21,015	5,351
Other sources:		
Borrowings (long-term loans)	318,787	361,014
Increase in long-term liabilities	-	130
Decrease in long-term assets	10,302	11,245
Other	(1)	(1)
TOTAL SOURCES	350,103	377,739
USES OF FUNDS		
In permanent assets		
Additions to permanent investments	30	35,160
Additions to property, plant and equipment	4,052	8,611
Additions to deferred charges	9,190	19,844
	13,272	63,615
Additions to long-term assets	8,176	16,690
Decrease in long-term liabilities	4,013	8,069
Other	-	60
TOTAL USES	25,461	88,434
INCREASE IN WORKING CAPITAL	324,642	289,305
Increase (decrease) in current assets	(11,370)	2,949
Increase (decrease) in current liabilities	(336,012)	(286,356)
INCREASE IN WORKING CAPITAL	324,642	289,305

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

COMPLEMENTARY INFORMATION

STATEMENT OF CASH FLOWS
(In thousands of Brazilian reais - R$)

	Quarter ended March 31, 2006	
	Company	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(28,378)	(28,378)
Minority interest	-	644
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	17,962	20,827
Disposal of permanent assets	4	307
Equity in losses of subsidiaries	24,032	-
Goodwill amortization	17,589	17,589
Monetary and exchange variations	(17,980)	(16,810)
Provision for contingencies	415	415
Deferred income taxes	(738)	(1,159)
Allowance for recoverable VAT	1,316	1,636
Allowance for losses in investments	-	25,633
Other	(7,011)	(5,961)
Changes in assets and liabilities:		
Decrease in trade account receivables	(101,944)	(121,904)
Decrease in inventories	(33,542)	(38,539)
Decrease in recoverable taxes	(16,816)	(18,674)
Increase in other current and long-term assets	624	3,112
Increase in trade accounts payable	(2,998)	(11,877)
Decrease in other current and long-term liabilities	(60,595)	(61,582)
Net cash from operating activities	(208,060)	(234,761)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash collected on sale of equipment	73	72
Acquisitions, net of cash acquired (including goodwill)	(39)	(38)
Acquisition of minority interest	(30)	(30)
Additions to property, plant and equipment	(4,051)	(20,354)
Additions to deferred charges	(9,191)	(19,845)
Net cash from investing activities	(13,238)	(40,195)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of dividends	40	(1,857)
Borrowings	438,002	549,467
Repayments of loans	(385,768)	(448,061)
Net cash from financing activities	52,274	99,549
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(169,024)	175,407
Cash and cash equivalents at beginning of period	183,495	215,729
Cash and cash equivalents at end of period	14,471	40,322

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital

Minutes of the Board of Directors Meeting

On March 14, 2006, at 11:00 a.m., in the corporate headquarters, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in this Capital, the Board of Directors of SUZANO PETROQUÍMICA S.A. held a meeting, with the attendance of its undersigned members, also with the attendance of the members of the Audit Committee, Messrs. Luiz Augusto Marques Paes, Rubens Barletta and José de Alencar, and also, upon invitation, Messrs. Armando Guedes Coelho and José Ricardo Roriz Coelho, Superintendent Director of Planning and Interest and Superintendent Director of the Polypropylene Unit, respectively, and Messrs. João Pinheiro Nogueira Batista, Financial and Investors' Relations Director, Sérgio Arthur Ferreira Alves and Fábio Eduardo de Pieri Spina, Directors. Mr. David Feffer, Chairman of the Board of Directors, took the chair of the meeting, who invited me and Fábio Eduardo de Pieri Spina to act as Secretaries. Subsequently, the Chairman stated that the purpose of this meeting was to take knowledge and deliberate about (i) the "Suzano Code of Conduct"; (ii) the updating of the Company's "Vision, Mission and Values"; (iii) the Management Report, the Financial Statements, the Restated Financial Statements and the respective Explanatory Notes, related to the fiscal year ended on December 31, 2005, together with Independent Auditors' Opinion; and (iv) the proposal of destination of net profit of the fiscal year ended on December 31, 2005. Upon the matter being discussed, it has been approved (i) the "Suzano Code of Conduct"; (ii) the updating of the Company's "Vision, Mission and Values"; (iii) the Management Report, the Financial Statements, the Restated Financial Statements and the respective Explanatory Notes, related to the fiscal year ended on December 31, 2005, together with Independent Auditors' Opinion, the Counselors having unanimously decided to issue the following "BOARD OF DIRECTORS OPINION - The Board of Directors of Suzano Petroquímica S.A., in the exercise of its attributions provided for in law and in the Corporate Bylaws, manifests according to the Management Report, the Financial Statements, the Restated Financial Statements and the respective Explanatory Notes, related to the fiscal year ended on December 31, 2005, which have been sent to it, together with the Independent Auditors' Opinion, issued by Deloitte Touche Tohmatsu Auditores Independentes. São Paulo, March 14, 2006"; and (iv) the proposal of destination of net profit of the fiscal year ended on December 31, 2005, to be submitted to the appreciation of the Regular General Meeting of 2006, as follows: (a) R$ 762,221.73 for the legal reserve; (b) R$ 4,352,551.30 for payment of annual dividend, in the amount of R$ 0.0192 per common share and per outstanding preferred share; (c) R$ 9,116,695.43 for the Capital Increase Reserve; and (d) R$ 1,012,966.16 for the Special Statutory Reserve.

CLOSURE:
There being no further businesses, these minutes were drawn up, approved, and signed by all the Members of the Board of Directors. São Paulo, March 14, 2006.

David Feffer, Chairman of the Meeting
Fábio Eduardo de Pieri Spina, Secretary

Members of the Board of Directos:
David Feffer, President
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Jorge Feffer, Member of the Board
Cláudio Thomaz Lobo Sonder, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Adhemar Magon, Member of the Board
Pedro Pullen Parente, Member of the Board
Roger Agnelli, Member of the Board

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital

Summary of the Minutes of the Board of Directors Meeting

On May 10, 2006, at 11:00 a.m. in the corporate headquarters, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in the City of São Paulo, State of São Paulo, a meeting was held of the undersigned members of the Company's Board of Directors. Mr. David Feffer, Chairman of the Board of Directors, took the chair of the meeting, who invited me, Fabio Eduardo de Pieri Spina, to act as Secretary. Taking the word, the Chairman stated that the purpose of this meeting was to deliberate about the appointment of honorary member of the Board of Directors, the election of the Executive Board and appointment of the members of the Strategy Committee. Upon the matters being discussed, it has been verified that the Board of Directors, by unanimous voting: (1) appointed as **Honorary Member of the Board of Directors**, with term of office until the Regular General Meeting of 2008: **AUGUSTO ESTEVES DE LIMA JUNIOR** (2) elected the **Executive Board**, with term of office until the meeting of the Board of Directors that elects the officers after the Regular General Meeting of 2007: **President Director: DAVID FEFFER; Planning and Equities Superintendent Director: ARMANDO GUEDES COELHO ; Superintendent Director of the Polypropylene Plant - JOSÉ EDUARDO RORIZ COELHO ; Financial Director - JOÃO PINHEIRO NOGUEIRA BATISTA** who holds cumulatively the position of **Investors' Relations Director**, and elected as **Executive officers: FÁBIO EDUARDO DE PIERI SPINA**; and **SÉRGIO ARTHUR FERREIRA ALVES** (3) finally, appointed as members of the **STRATEGY COMMITTEE**, with term of office until the meeting of the Board of Directors that elects the new members of the Strategy Committee after the Regular General Meeting of 2008: as **Coordinator: CLAUDIO THOMAZ LOBO SONDER** and as other **members: DAVID FEFFER; DANIEL FEFFER ; and JORGE FEFFER.**

There being no further businesses, these minutes were drawn up, approved, and signed by all the Members of the Board of Directors. São Paulo, May 10, 2006.

David Feffer, Chairman of the Meeting
Fábio Eduardo de Pieri Spina, Secretary

Members of the Board of Directos:
David Feffer, President
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Jorge Feffer, Member of the Board
Cláudio Thomaz Lobo Sonder, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Adhemar Magon, Member of the Board
Pedro Pullen Parente, Member of the Board
Roger Agnelli, Member of the Board

SUZANO PETROQUÍMICA S.A.

Federal Tax ID CNPJ/MF No 04,705,090/0001-77

State Enrolment NIRE No 35 3 0018786 5

Publicly-held Company with Authorized Capital

Summary of the Main Deliberations of the Board of Directors Meeting held on May 10, 2006, at 4:00 p.m.

The following is a summary of the main deliberations of the Board of Directors meeting held on May 10, 2006, at 4:00 p.m.: (1) proposal of a new management model, with enlargement of the scope of attributions of the Board of Directors Committee currently existing, with inclusion of the strategic concept of sustainability, in addition to the creation of the Audit Committee; (2) homologation of the company's adhesion to the UN Global Agreement; and (3) homologation of the "Quality, Health, Safety, Environmental Conservation and Social Actuation Policy".

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital

Minutes of the Board of Directors Meeting

On May 10, 2006, at 4:00 p.m., in the corporate headquarters, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in this Capital, the Board of Directors of SUZANO PETROQUÍMICA S.A. held a meeting, with the attendance of its undersigned members. Mr. David Feffer, Chairman of the Board of Directors, took the chair of the meeting, who invited me, Fábio Eduardo de Pieri Spina to act as Secretaries. Subsequently, the Chairman stated that the purpose of this meeting was to take knowledge and deliberate about (i) new management model of the Company; **(ii)** homologation of the company's adhesion to the UN Global Agreement ; and **(iii)** homologation of the "Quality, Health, Safety, Environmental Conservation and Social Actuation Policy". After a discussion on the subjects, the Board of Directors decided, unanimously: **1.** proposal of a new management model, with enlargement of the scope of attributions of the Board of Directors Committee currently existing, with inclusion of the strategic concept of sustainability, denominated "Strategy and Sustainability Committee", in addition to the creation of the Audit Committee, to be forwarded to the Extraordinary General Shareholders'Meeting of the Company; **2** homologation of the company's adhesion to the UN Global Agreement; e **3.** homologation of the "Quality, Health, Safety, Environmental Conservation and Social Actuation Policy". There being no further businesses, these minutes were drawn up, approved, and signed by all the Members of the Board of Directors. São Paulo, May 10, 2006.

David Feffer, Chairman of the Meeting
Fábio Eduardo de Pieri Spina, Secretary

Members of the Board of Director:
David Feffer, President
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Jorge Feffer, Member of the Board
Cláudio Thomaz Lobo Sonder, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Adhemar Magon, Member of the Board
Pedro Pullen Parente, Member of the Board
Roger Agnelli, Member of the Board


RECEIVED
2005 JUN -8 P 12:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUZANO PETROQUÍMICA S.A.

BYLAWS

TITLE I
Name, headquarter, term and object

Article 1
SUZANO PETROQUÍMICA S.A. is a joint stock company of authorized capital, governed by these bylaws and the applicable legal provisions, operating in an ethically responsible way and respecting the human rights.

Article 2
The company is headquartered in the city, municipality and court district of São Paulo, Capital of the State of São Paulo, and it is submitted to its court jurisdiction.

Sole Paragraph
The opening and closing of branches, offices, plants, laboratories, agencies and warehouses shall occur upon decision by the Executive Board.

Article 3
The term for the Company's duration is perpetual.

Article 4
The object of the Company is:
a) The participation, as a member or shareholder in any company or undertaking;
b) The industry, trade, development, import, export, transportation, agency and consignment of petrochemical products and its byproducts, compounds and derivates, such as polypropylene, polypropylene films, polyethylenes, elastomers and its respective manufactured products;
c) The leasing or loan for use of goods owned by it or of which it has the possession resulting from a leasing agreement, provided that this is done aiming the social object mentioned in letter "b" above, and
d) The rendering of services related to the above mentioned activities.

TITLE II
Capital and shares

Article 5
The capital stock, fully paid in, is of eight hundred and twenty-six million, two hundred and eighty-two thousand, nine hundred and ten reals and forty-four cents (R$ 826,282,910.44), divided into two hundred and twenty-six million, six hundred and ninety-five thousand, three hundred and eighty (226.695.380) registered shares, with no face value, of which ninety-seven million, three hundred and seventy-five thousand and four hundred and forty-six (97.375.446) are common and one hundred and twenty-nine million, three hundred and nineteen thousand, and nine hundred and thirty-four (129.319.934) are preferred.

Paragraph One

According to resolution by the Board of Directors, the capital stock may be increased, regardless any amendment to the bylaws, through the issue of new common shares, up to the limit of one hundred and thirty-nine million, six hundred and fifty-nine thousand, nine hundred and sixty-seven (139,659,967) common shares and new preferred shares, up to the limit of two hundred and seventy-nine million, three hundred and nineteen thousand, nine hundred and thirty-four (279,319,934) preferred shares, respecting, in this last case, the limit of two thirds (2/3) of the total issued shares.

Paragraph Two
In the resolution on the issuance of preferred shares, the Board of Directors shall indicate the quantity, price and issuance conditions, the form of subscription, whether in cash or in installments, and, in this case, the minimum amount to be paid at the moment of the subscription and the terms and conditions for payment of the balance.

Paragraph Three
Except what is set forth in the next paragraph, in case the capital is increased, the shareholders shall have the preemptive right in the subscription of the shares to be issued, in the proportion of the number and kind of shares held by them. The term for the exercise of this right shall be thirty (30) days, counted from the publication of the respective Notice to Shareholders.

Paragraph Four
The Board of Directors may either suspend the preemptive right or reduce the term of its exercise by the shareholders in any issue of shares, debentures convertible in shares or subscription bonus, whose placement is made through (i) the sale at a stock exchange or public subscription; or (ii) swap by shares, in a public offer of control acquisition, according to the law.

Article Six
The Company is prohibited to issue founder's shares.

Article Seven
The adoption of book-entry shares with no voting right is permitted, and those shall be kept in deposit accounts opened in the name of its holders, at a financial institution duly authorized by the Securities and Exchange Commission – CVM, and may be charged from the shareholders the compensation set forth in paragraph 3, article 35, Law 6,404/76.

Article Eight
Each common share shall be entitled to one vote in the General Meetings.

Article Nine
The preferred shares shall be entitled to the following:

a) Priority in the capital reimbursement, with no premium;
b) Participate, in equal conditions with the common shares, in the distribution of dividends corresponding to at least thirty per cent (30%) of the fiscal year's net income, adjusted according to article 202, Share Companies Act;

c) Right to tag along in public offers, by the amount equivalent to 80% of the price paid by shares which compose the control block, in case of tag along of the company, according to Title VIII hereof;

d) Participate, in equal conditions with the common shares, in the receipt of bonus shares resulting from the capitalization of reserves or funds of any nature, or even division.

Paragraph One
The preferred shares shall not be entitled to vote, except in the case of paragraph five below.

Paragraph Two
The Company is entitled, upon decision by its General Meeting, to create, at any time, new classes of preferred shares or to increase the quantity of preferred shares of existing classes, without keeping proportion with the remaining ones, provided this quantity of preferred shares, with no voting right, does not exceed two thirds (2/3) of the issued capital stock. The creation or increase of preferred shares may also be carried out to meet a shareholder's request according to article 11 hereof.

Paragraph Three
The decisions about any capital stock increase shall indicate how the first subsequent dividend, to which the new shares shall be entitled, will be calculated.

Paragraph Four
In case of capital increase through capitalization of reserves or funds of any nature, the new shares, if issued, shall follow the respective proportions as regards the quantity, kind and classes of shares then existing, on the occasion of the increase, and must further be fully observed the rights assigned to each kind and class of shares issued by the Company.

Paragraph Five
The preferred shares shall be entitled to vote on any subject submitted to the General Meeting as regards (a) the transformation, amalgamation, split and merger of the Company; (b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has interest, whenever by reason of a legal or bylaws provision, the approval of these agreements is decided in a General Meeting; (c) the evaluation of assets intended to carry out the capital increase of the Company; (d) the appointment of a specialized company to evaluate the economic value of the shares issued by the Company, in the cases set forth from article 42 on; and (e) the amendment to or revocation of the provisions hereof which result in the noncompliance by the Company with the requirements set forth in Section IV, item 4.1, in the Rules of Differentiated Practices of the Corporative Governance – Level 2 of BOVESPA (São Paulo Stock Exchange) (hereinafter referred as "Rules of Level 2"), it being provided that such voting right shall govern while the "Agreement for Adoption of Differentiated Practices of the Corporative Governance Level 2" is in force.

Article 10
In case any shareholder retires from the company, the amount to be paid by the Company as a reimbursement for the shares of the shareholders who have exercised

the right of retirement, in the cases set forth by law, must correspond to the equity value assessed according to article 45, Law No 6,404/76, except in the cases in which the economic value of such shares, assessed according to the evaluation procedure accepted by Law No 6,404/76, is less than the mentioned equity value, and in this case the criteria of economic value shall be applied for the reimbursement calculation.

Article 11
The shareholder has the power to require the conversion of part or even the totality of his common shares into preferred shares and, in this case, each common share shall simply be converted into a preferred share, observed the limit of two thirds (2/3) of the total issued shares.

TITLE III
General Meeting

Article 12
The annual General Meeting shall be held within the four (4) months after the end of the fiscal year; and the special General Meeting when convened by the Chairman of the Board of Directors, by any Deputy Chairman of the Board of Directors, or further in the cases set forth in law.

Article 13
The General Meeting will be installed by the Chairman of the Board of Directors or, is his absence, by the Chairman of the Executive Board, or by any Executive Officer, and, then, the shareholders will choose the Chairman of the General Meeting, who will invite one of the members present to serve as secretary.

TITLE IV
Company Management

Article 14
The Company administrative bodies are:
a) the Board of Directors; and
b) the Executive Board.

Article 15
The Board of Directors is the body of collegiate decision, and the company shall be exclusively represented by its Executive officers.

Article 16
The tenure for the Board of Directors is of two (2) years and the tenure for the Executive Board is of one (1) year, but may be extended up to the occasion the new elected members take office. The reelection is admissible.

Article 17
The Annual General Meeting will set the annual global amount for the compensation of the Board of Directors and the Executive Board, which shall be divided between such bodies by the Board of Directors and each body has to decide on the form in which the fixed amount will be distributed among its respective members.

SECTION I – THE BOARD OF DIRECTORS

Article 18

The Board of Directors shall consist of five (5) to nine (9) members, who shall mandatorily be shareholders, residing or not in Brazil, elected by the General Meeting, which can dismiss them at any time. The General Meeting shall assign the Chairman and up to two (2) Deputy Chairmen of the Board of Directors.

Paragraph One

Among the Counselors, at least 20% (twenty percent) shall be Independent Counselors, as defined in the "Rules of Level 2", it being considered as independent also the counselor elected according to the faculty set forth in Article 141, 4th and 5th §§ of Law No. 6404/76.

Paragraph Two

The members of the Board of Directors will take office upon the execution of the respective instrument, registered in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The members of the Board must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Article 19

The Board of Directors has the competence to:

a) determine the general guidelines of the Company businesses;
b) elect and dismiss Executive officers, at any time, and determine their functions and competences, whenever these are not foreseen herein;
c) inspect and evaluate the Executive officers' administration; examine, at any time, the Company books and documents; request information on agreements entered or about to be entered, and any other acts;
d) decide on the issue of shares, according to paragraphs one through four, article 5 hereof;
e) give its opinion on the management report and the Executive Board accounts, including as regards the proposal of allocation of income and the resulting proposal of distribution of dividends;
f) select and dismiss the independent auditors, provided the right of veto set forth in the law;
g) approve the accounting criteria and practices;
h) issue opinions on any proposals or recommendations from the Executive Board to the General Meeting;
i) authorize the acquisition of shares issued by the Company, for the purposes of cancellation or permanence with the treasury and subsequent sale;
j) follow up and assess the economic and financial performance of the company;
k) approve the global and long-term strategy of the company and the controlled companies;
l) examine, approve and control the compliance with the multi-annual investment budged, and the operating annual budgets prepared by the Executive Board;
m) decide on the assignment or not of the preemptive right to the old shareholders, or even reduce the term of this right, in the issues of shares, debentures convertible into shares and subscription bonus, the placement of

which is made through one of the modalities set forth in article 172, Law No 6,404/76;

n) according to what is set forth in letter "m" above, decide on the issue of securities, including promissory notes, for public or private distribution, in the country or abroad, according to the respective legislation and these bylaws;

o) indicate the Executive Officer of Investors' Relations; and

p) create, if and when applicable, other Board of Directors Committees, according to what is set forth in article 20 and the following, and

q) authorize the initial or subsequent participation of the Company as a member, a shareholder, or copartner, in any other company or undertaking, to grant this participation as collateral to third parties in the operations of the company and the sale, at any title, and under any conditions, of any participation in the assets of the company;

r) to authorize the Executive Board, through the establishment of competences and criteria to be defined by means of a decision approved at a Meeting of the Board of Directors, whose minutes should be duly registered with the Registry of Commerce of the State of São Paulo, to:

r.1) acquire, encumber and dispose of properties of any nature, related to the fixed assets;

r.2) establish collateral of any nature and chattel mortgage as guaranty;

r.3) enter financial operations, either as an active party or not, including those called "vendor", in which the company acts as guarantor or endorser of its customers;

r.4) to enter any other agreements within the competence amounts defined;

r.5) to perform, or determine to be performed, any acts not expressly set forth herein, provided that they are legally within its competence;

r.6) to lodge or quit actions, lawsuits, proceedings, measures or any legal or administrative demands, in addition to the adoption of measures aiming at the compensation of tax credits;

s) decide on the creation of a Advisory Council to advise the Board of Directors members, indicating positions, compensation and working rules for that body.

t) to decide on proposals from the Executive Board concerning the distribution of interest on its own capital and/or intermediate dividends;

u) to approve in advance the filing, transaction, arrangement or waiver of lawsuits, proceedings, procedures, measures or any court or administrative demands, as well as the voluntary tax offset, which result or may result in obligations or rights to the Company, the individual value of which is higher than R$ 5,000,000.00 (five million Reais) or also that, in any way whatsoever, prejudice or may prejudice the Company's reputation or image.

Paragraph One

As for letter "f" above, it is hereby set forth that in case the competences defined through a decision approved at a Meeting of the Board of Directors are exceeded, the approval of any of such matters is to be a competence of the Company Board of Directors.

Paragraph Two

As for letter "u" above, if there is possibility of iminent damage to the Company, the decision may, in exceptional character, be submitted to the later approval of the Board of Directors, in its first subsequent meeting.

Article 20
With the purpose to (i) increase the interaction and cooperation between the Executive Board and the Board of Directors, (ii) provide a deep analysis of relevant and strategic subjects, providing the Board of Directors decision making process with proper information and a greater quality and efficiency as well as (iii) to be in compliance with the most modern rules of corporative governance, the possibility of creation of Board of Directors Committees is herein established, and its purpose shall be to state an opinion on the subjects of its competence, according to the terms hereof and Board of Directors decisions.

Paragraph One
Each Committee shall consist of two (02) to five (05) people, members or not of the Board of Directors, appointed by the Board of Directors and with the same term of office of its members, and the Board of Directors Chairman must further appoint a Coordinator for each Committee. The members of the Committees may take part in more than on Committee, at the Board of Directors discretion, and shall have the same duties and legal responsibilities of the company managers. The Board of Directors may dismiss or replace the Committee members at any time. The Committees
shall decide by majority of its members, and the Coordinator shall have the casting vote when the Committee is made up by an even number of members.

Paragraph Two
The Committees may count on the cooperation of other professionals, as well as the administrative structure of support. The compensation of such professionals, including the Committees' members, and the expenses of the administrative structure of support, shall be borne by the Company. When deemed necessary, the Committees may also determine the hiring of external advisory professionals, whose fees shall be paid by the Company.

Paragraph Three
The Board of Directors must create Internal Bylaws containing specific rules concerning the Committees' works, competence, compensation and procedures.

Article 21
Without prejudice to the creation of other Committees by the Board of Directors, it is also created the Strategy Committee, which shall have its duties set forth by the Board of Directors, including, among others, to assist the Board of Directors in the compliance with its responsibilities concerning the area of long-term strategy of the Company. Such Committee must give an opinion prior to any decision of the Board of Directors on the subjects set forth in letter "a" and "k", article 19 hereof.

Article 22
The Board of Directors Chairman must, at his sole discretion, with the help of the respective Board of Directors Committees in the cases of letters "b", "c" and "d" below:
a) represent the Board of Directors before third parties;
b) suggest to the Board of Directors on the general direction of the corporate businesses to be transmitted to the Executive Board;

c) prepare all the elements necessary to the practice of the acts of competence of the Board of Directors; and

d) follow-up and support the actions of the Executive Board and/or any of its members.

Article 23

In his temporary absences, the Board of Directors Chairman shall be replaced by one of the Deputy Chairmen of this body, and the replaced member must assign the substitute; and if such assignment does not occur, the Board of Directors shall make such assignment.

Paragraph One

When there is any vacancy in the Board of Directors, a Special General Meeting must be convened for, within a period not exceeding twenty (20) days, to decide on the respective assignment, if necessary to maintain the minimum number of members of this body, or of the minimum percentage of Independent Counselors provided for in Paragraph One of Article 18 hereof or if the assignment for the position is deemed necessary.

Paragraph Two

The replacements set forth in this article may result in the accumulation of the positions and the voting rights in the Board of Directors meetings, but not of the compensation and other benefits applicable to the replaced person.

Article 24

The Board of Directors will meet upon call by its Chairman, any of its Deputy Chairmen, or the Chairman of the Executive Board, or two of the Executive Officers, with at least two (02) days of advance, and the call must contain the order of the day, and can be made through electronic mail and the quorum for its opening is of at least two thirds (2/3) of its members, in 1st call, and a majority of its members in 2nd call. The resolutions of the Board of Directors shall be taken by a majority of its members attending to the meeting, among who must be present the Chairman or any Deputy Chairman of this body.
The Board of Directors Chairman shall have the casting vote.

Paragraph One

The members of the Board may take part in the meeting by phone, video conference or another mean of communication; and in order to make sure that the members of the Board effectively take part at the meeting and the authenticity of their votes, those members must submit, within the three (3) days following such meeting, at the company's headquarter or send by fax, documents executed by them confirming that they will take part and the content of their votes, and such action is dispensed with by the execution of the corresponding minutes of the Board of Directors meeting by such member, which shall mention the form through which that member has taken part.

Paragraph Two

Any member of the Board of Directors will be entitled to be represented, through written document or by means of electronic mail, by one of its peers in the Board of Directors meetings, either to be counted for "quorum" purposes for installment of the

meeting, or to vote, with the power to indicate or not the meaning of its vote. Such representation shall end simultaneously with the closure of the Board of Directors meeting.

Paragraph Three
Likewise, votes by letter, telegram, electronic mail or fax are allowed, when received by the Board of Directors Chairman or his substitute until the moment of the meeting.

Paragraph Four
The Board of Directors Chairman is entitled to invite to take part in the meetings, but without voting rights, any member of the Board of Directors or the Executive Board Committees who is not a member of the Board of Directors, and, further, any other officer of the Company or the representative of its independent auditor, or any third party which may contribute with opinions, information and suggestions as aids for the Board of Directors members' resolutions.

Paragraph Five
The Board of Directors may also appoint as honorary member a person of professional acknowledged competence and who has a history of dedication to the Company, who may be consulted, for information, in the Board of Directors meetings.

SECTION II – THE EXECUTIVE BOARD

Article 25
The Company shall be managed by a Executive Board consisted of three (3) to seven (7) members, with one (1) Chairman Director, one (1) Planning and Participations Superintendent Director, one (1) Financial Director and one (1) to three (3) Executive officers without specific assignment, all of them residing and domiciled in Brazil, shareholders or not, elected by the Board of Directors and dismissed by it at any time, their reelection being permitted.

Paragraph One
The Executive Board members shall take office upon the execution of the respective term, recorded in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The Executive officers must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Paragraph Two
The area of action and specific competence of each member of the Executive Board may be established by the Board of Directors, when they are not set forth herein.

Paragraph Three
The members of the Executive Board may not assume, personally, any guaranty or surety.

Paragraph Four
The Executive Board may, through a meeting, appoint persons under the title of Managing Director to either run or manage sectors or areas, and such procedure does

not mean a delegation of authority which, whether by operation of law or hereby, is exclusive to elected Executive officers, and thus such persons are not to be granted with the status of member of any bylaws body.

Article 26

In the temporary absences:

a) of the Chairman Director, the Board of Directors Chairman shall appoint his substitute;

b) of any other Executive officer, his substitute shall be appointed by the Board of Directors Chairman among the other members of the Executive Board or among the direct subordinates of the absent or impeded Director, upon his recommendation. In this last case, the direct subordinate replacing the absent or impeded Director shall take part in all routine activities and shall have all the responsibilities of the referred Director, including to be present in the Executive Board meetings to present the subjects concerning the replaced Director without, however, exercising the voting right or receiving the replaced Director's compensation.

Paragraph One

In case of any vacancy in the Executive Board, the Board of Directors shall meet to decide about the actions to be taken to fill the vacancy in case it is necessary to reach the minimum number of members in the Executive Board or if they deem convenient to fill the vacancy. The term of office of the Executive Officer so elected will cease simultaneously with the one of his peers.

Paragraph Two

Provided what is set forth in article 26, b), above, the replacements set forth herein will result in the cumulation of positions, including the voting right, but not in the cumulation of compensation and other benefits applicable to the replaced person.

Article 27

The Executive Board will meet whenever convened in writing by the Chairman Director or by any two (02) Executive officers, the electronic mail being accepted, and the notice shall indicate the agenda and shall be sent up to two (02) days in advance. These meetings shall be valid if attended by a majority of the Board members in office, among who the Chairman Director or his substitute.

Paragraph One

In all Executive Board' meetings, the decisions shall be taken by a majority of votes of the attending members. In case of a tie, the Chairman shall have the casting vote. However, in case the Chairman or his substitute be beaten in any decision of the Executive Board, he shall be entitled to appeal to the Board of Directors and suspend the appealed against decision until this body makes a statement.

Paragraph Two

The Executive Board may meet, regardless any formal call, when there is any urgent matter.

In order to this meeting be considered valid, it is necessary the attendance, personally or by proxy, of two thirds (2/3) of the Executive Board' members, including the Chairman

Director or his substitute, and that the resolution is unanimously approved.

Article 28

Besides the authority required to perform both corporate and management purposes of the Company, the Executive Board is granted with the following authority:

a) to comply with and cause the compliance with the provisions hereof, the decisions from the General Meeting and the Board of Directors;

b) to run and manage corporate affairs, pursuant to the guidelines established by the Board of Directors;

c) to prepare monthly balance sheets and management reports, pursuant to the guidelines established by the Board of Directors;

d) to prepare the financial statements of each term, as provided for herein and/or in the applicable laws and regulations, by including, when applicable, a proposal for profit allocation, and submitting it to the Board of Directors;

e) to approve the procedures discussed in articles thirty-three (33) and thirty-four (34) hereof;

f) prepare both annual and pluriannual operation and investment budgets, comprehending, among others, industrial, commercial, financial and human resource plans, to be submitted to the Board of Directors;

g) to decide on the transactions referred to from letters "r.1" to "r.6" of article nineteen (19) hereof, in accordance with the competence amounts previously set forth by the Board of Directors;

h) to inform the Board of Directors, as represented by its Chairman, about any issue of material importance for the company operations;

i) to strive for the continuous improvement of the corporate environment and the results;

j) to give guaranties and/or suretyships for the benefit of other companies in which the Company has direct or indirect interests, either as a member or shareholder, by complying with the limit related to the full amount of such guaranteed obligation, corresponding to the percentage of such interest in the capital stock of said company;

k) to compromise, waive, quit and enter commitments;

l) to decide on the vote of the Company in subsidiaries, controlled and affiliated companies in which it has either direct or indirect interest;

m) to decide on the opening or close-down of branches, offices, plants, laboratories, agencies and warehouses, and

n) to monitor the performance of the Company investments;

o) any other authority which is not set forth, whether hereby or by operation of law, as exclusively held by the Board of Directors or the General Meeting.

Paragraph One

The approval of matters discussed in letters "g" (provided they are within the reach of the competence previously set forth by the Board of Directors), "j", "k", "l" and "m" of article 28 above, should be made at a meeting of the Executive Board, by following the procedures defined herein.

Paragraph Two

The Executive Board may submit to the Board of Directors a proposal for a capital increase according to what is set forth in paragraph 1, article 5 hereof.

Article 29
The Company shall be represented, actively and passively, by the Chairman, individually, or by the Superintendent Director together with any other Executive officer, in acts and operations which shall create obligations for it or discharge third parties from obligations towards it. In the cases mentioned in paragraph one, article 28 above, the execution of the act or instrument by the company's representatives shall depend on the prior approval by a meeting of the Executive Board.

Paragraph One
The Company may be represented by one Executive officer and one attorney, by two attorneys or even by one single attorney, provided that, on the occasion of granting the power of attorney, it is represented by (i) the Chairman Director, individually, or (ii) by any two Executive officers, and the powers granted to the attorney(s) and the term of the power of attorney are specified therein, in an accurate and consistent way, according to paragraph 5 below.

Paragraph Two
Powers with substitution clause shall not be granted, except for court purposes, when the substitution shall be admitted provided that the substituting attorney reserves equal powers to him.

Paragraph Three
Notwithstanding the provisions herein, the Company may be individually represented by any Executive Officer or attorney:
a) before any federal, state or municipal bodies and agencies, governmental agencies, state owned companies, state-and-private-owned companies and foundations, solely for administrative purposes;
b) in case of check or bills on behalf of financial institutions, for the effect of deposit in the Company's account, in the first case, and discount and/or collateral and/or merchant pledge and/or collection, in the second case, including for the execution of the respective agreements, proposals and statements;
c) before the Labor Justice, Department of Justice and Trade Unions, including for the purposes of appointment of representatives and as regards issues related with hiring, suspension and dismissal of employees and/or labor agreements;
d) before third parties, for the purposes of representation which does not involve liability of any nature for the Company or discharge of obligation towards it.

Paragraph Four
The initial summons of the Company shall only be valid when made to the Chairman Director or to two Executive officers.

Paragraph Five
Except for court purposes or in case of representing the Company in administrative contentious with the Public Administration bodies and procedures related to brands and patents, all other power of attorneys granted by the Company shall be effective up to June 30 of the year following the granting of the same power of attorneys, if a shorter term is not set forth, and, in any case, the respective instrument must always mention the term.

TITLE V
Audit Committee

Article 30
The Audit Committee is a permanent body and shall be composed of three (3) to five (5) members and substitutes in equal number, who shall receive the minimum compensation set forth by law.

Sole Paragraph
The members of the Audit Committee will take office upon the execution of the respective instrument, registered in a proper book, and they can only be vested upon the execution of the Instrument of Agreement of Officers referred to in the Rules of Level 2. The Audit Advisors Executive officers must, immediately after taking office, notify BOVESPA about the quantity and characteristics of the securities issued by the Company that they, directly or indirectly, hold, including their derivatives.

Article 31
The members of the Audit Committee shall be replaced in case of impediment or absence or in case of vacancy by their respective substitutes.

TITLE VI
Balance sheets and net income destination

Article 32
The fiscal year shall coincide with the calendar year and, thus, end on December 31 of each year, when the balance sheets shall be prepared together with the administrative bodies which shall submit to the Annual General Meeting the proposal for destination of the net income, adjusted according to article 202 of the Share Companies Act, in compliance with the following deduction order, as per the law:

a) five per cent (5%) at least, to the Legal Reserve Fund, up to twenty per cent (20%) of the capital stock;
b) the amounts that legally must be destined to the Contingent Reserve;
c) the amount necessary to pay a dividend which represents, in each year, thirty per cent (30%), at least, of the adjusted annual net income, as set forth in article 202 of the Share Companies Act. The dividends shall be declared with full respect to the rights, preferences, advantages and priorities of the then existing shares, according to the law and to these bylaws and, when applicable, to the General Meeting decisions;
d) the balance of the adjusted net income, if any, shall be destined as decided by the General Meeting, upon proposal by the Executive Board with the favorable opinion by the Board of Directors, and with the power to devote up to ninety per cent (90%) of the balance of the adjusted net income to the Capital Increase Reserve, in order to guarantee proper operating conditions. The amount of the Capital Increase Reserve cannot exceed eighty per cent (80%) of the capital stock. The remaining adjusted net income, after the deductions for the Capital Increase Reserve, may be devoted to the Special Statutory Reserve in order to guarantee the continuity of dividend distribution, until the balance of the Special Statutory Reserve reaches the limit of twenty per cent (20%) of the capital stock.

Paragraph One
As set forth in article 197 and its paragraphs of the Share Companies Act, in the fiscal year in which the amount of the mandatory dividend, calculated according to the terms hereof or according to article 202 of the mentioned law, exceeds the amount of accumulated net income of that year, the General Meeting may, upon proposal of the administrative bodies, devote the excess to the constitution of an income reserve for subsequent distribution.

Paragraph Two
According to provisions of article 199 of Share Companies Act, the income reserve balance, except the contingent and future income reserves, cannot exceed the capital stock; when this limit is reached, the General Meeting will decide on the application of the surplus, on the payment or the capital stock increase, or on the dividend distribution.

Paragraph Three
The General Meeting may allocate to the members of the Board of Directors and Executive Board an income sharing according to the cases, form and legal limits.

Paragraph Four
After the deductions set forth in this article and its paragraphs, the remaining income may be retained in full or in part, upon decision of the Annual General Meeting, based on the capital budget prepared by the administrative bodies, with an opinion by the Audit Committee, and approved by the Annual General Meeting, thus allowing that the Company may dispose of funds generated by its operations to maintain the investments already made, or that come to be made, required for its maintenance and development. The referred capital budget must be annually reviewed by the Annual General Meeting when its term exceeds one year.

Article 33
Upon proposal by the Executive Board, approved by the Board of Directors, the Company may pay interests to the shareholders, as compensation for the own capital, up to the limit set forth in article 9, Law No 9,249, of December 26, 1995; and according to paragraph 7 of the same article, the eventual amounts thus paid may be imputed to the amount of mandatory dividend set forth in law and in these bylaws.

Article 34
A semiannual balance shall be prepared on the last day of June of each year, and upon proposal by the Executive Board, approved by the Board of Directors:

a) The declaration and payment of semiannual dividend, on account of the annual dividend, shall be authorized;
b) Special balance sheets shall be prepared and dividends shall be distributed in shorter periods, on account of the annual dividend, provided the total dividend paid in each semester of the fiscal year does not exceed the amount of the capital reserves;
c) Intermediate dividend to the account of accrued incomes or of reserves of existing incomes in the last annual or semiannual balance shall be determined, on account of the annual dividend.

Article 35

The annual balance sheets shall be mandatorily audited by independent auditors, registered at the Securities and Exchange Commission. Such auditors shall be elected and/or dismissed by the Board of Directors, according to, when applicable, what is set forth in paragraph 2, article 142, Share Companies Act.

Article 36

The dividends not received or complained shall be deemed payable for three (3) years, counted from the date when they were made available to the shareholder and after that they shall be for the benefit of the Company.

TITLE VII
The winding up

Article 37

The Company shall be winded up according to the legal provisions, and the General Meeting must establish the form of winding up and appoint the receiver who must work during the period of winding up.

TITLE VIII
The disposal of share control, the cancellation of publicly-held company registration and the interruption of differentiated practices of corporative governance

Article 38

The disposal of the Company share control, both through only one transaction or through successive transactions, must be agreed subject to suspensive or termination condition, in which the acquirer of the control is obliged to present, within at most ninety (90) days, public acquisition offer of the remaining shares of other shareholders of the company, in order to assure equal treatment to the one given to the disposing Controlling Shareholder, except in the case set forth in the Sole Paragraph below.

Paragraph One

The public offer price mentioned above shall be eighty percent (80%) of the price paid by share of the control block, for the holders of preferred shares issued by the Company.

Paragraph Two

The Company will not register any transfer of shares for the purchaser or for the party that may hold the controlling power, while he/she does not subscribe the Controllers' Consent Term.

Paragraph Three

The Company will not register a shareholders' agreement that provides about the exercising of the controlling power while its signatories do not subscribe the Controllers' Consent Term.

Article 39

The public offer mentioned above must also be carried out:

a) In case there is an onerous assignment of the share subscription rights and of other securities or rights related to securities convertible into shares which may result in disposal of the Company control;

b) In case of disposal of the control by the Controlling Shareholder of the Company, when the disposing controller shall be obliged to declare to the São Paulo Stock Exchange – BOVESPA, the amount assigned to the Company in this disposal and attach documentation to prove it.

Article 40

The person who has Company shares and acquire the share control, in reason of a private agreement of share purchase entered with the Controlling Shareholder, involving any quantity of shares, must:

a) To formulate the public offer mentioned in article 38 hereof;

b) To compensate the shareholders who have bought shares at a stock exchange within six (6) months before the day when the Company control was sold, and must pay to them any difference between the price paid for the disposing Controlling Shareholder shares and the amount paid at any stock exchange for shares of the Company in the same period, duly adjusted until the moment of payment.

Article 41

In the public offer of share acquisition to be carried out by the Company, provided the requirements set forth in the law in force are complied with, or by the Controlling Shareholder to cancel the publicly-held company registration of the Company or to stop the differentiated practices of corporative governance of Level 2 of the São Paulo Stock Exchange – BOVESPA, or also for corporate reorganization of which the resulting company is not classified as holder of corporate governance standard of Level 2, the minimum price to be offered must be equivalent to the economic value assessed in an evaluation report.

Article 42

The evaluation report mentioned in the article above must be prepared by a specialized company, with proven experience and not linked to the Company, its managers and controllers, and the report must also comply with the requirements set forth in paragraph 1, article 8, Law 6,404/76 and contain the liability set forth in paragraph 6 of the same article of said Law.

Paragraph One

The selection of the specialized company responsible for the determination of the economic value of the Company is the exclusive competence of the General Meeting, starting from the submission, by the Board of Directors, of a list with three names, and the respective resolution must be approved by majority of votes of the shareholders representing the Outstanding Shares attending the General Meeting which decides on the subject, and the blank votes shall not be counted, and each share, regardless kind or class, is entitled to one vote on this decision. If opened in first call, the General Meeting shall have the attendance of shareholders representing at least 20% (twenty percent) of the total Outstanding Shares; if opened in second call, it may have the attendance of any number of shareholders representing the Outstanding Shares.

Paragraph Two
The costs to prepare the requested evaluation report must be fully borne by the offeror.

TITLE IX
Transient Provisions
Maintenance of Liquidity at a Stock Exchange

Article 43
According to what is set forth in paragraphs seven, eleven and twelve below, any Purchasing Shareholder (according to what is set forth in paragraph nine), who acquires or becomes the holder of preferred shares issued by the Company, in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company must, within sixty (60) days counted from the acquisition date or the event that resulted in the ownership of the shares in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, require the registration and, immediately after the registration assignment, carry out a public offer to acquire all the shares issued by the Company ("OPA"), according to what is set forth in the applicable rules of the Securities and Exchange Commission - CVM, BOVESPA and the provisions herein.

Paragraph One
The OPA must be (i) indistinctly directed to all the Company shareholders, (ii) made through auction to be carried out at BOVESPA, (iii) by the established price according to the provisions of paragraph 2 below, and (iv) paid in cash, in the national legal tender.

Paragraph Two
The acquisition price of each share issued by the Company, to be paid at the OPA, cannot be less than the result obtained according to the application of the following formula:

OPA Price = Share Value + Premium

where:
"OPA Price" corresponds to the acquisition price of each share issued by the Company at the OPA according to this article.

"Share Value" corresponds to the highest value among: (i) the highest closing unitary price reached by the preferred shares issued by the Company during the period of twelve (12) months before the OPA is carried out in any stock exchange in which the Company shares were negotiated, (ii) the highest unitary price paid by the Purchasing Shareholder, at any time, for a preferred share or lot of preferred shares issued by the Company; and (iii) the value equivalent to fifteen (15) times the Consolidated Company EBITDA (according to what is set forth in paragraph nine below) deducted from the Company net consolidated debt, divided by the total number of shares issued by the Company.

"Premium" corresponds to fifty per cent (50%) of the Share Value.

Paragraph Three

The realization of the OPA above mentioned shall not exclude the possibility of another Company shareholder, including the Controlling Shareholder or, if applicable, the own Company, formulate a competitive OPA, according to the applicable law.

Paragraph Four

The Purchasing Shareholder must comply with the possible requests or requirements of the Securities and Exchange Commission – CVM concerning the OPA, within the maximum periods set forth in the applicable law.

Paragraph Five

In case the Purchasing Shareholder does not comply with the duties set forth herein, including when it comes to comply with the maximum terms (i) to carry out or request the OPA registration or (ii) comply with the possible requests or requirements of the Securities and Exchange Commission – CVM, the Company Board of Directors shall convene a Special General Meeting, in which the Purchasing Shareholder shall not entitled to vote to decide about the suspension of the exercise of rights of the referred Purchasing Shareholder, including the right to receive dividends, according to what is set forth in article 120, Law No 6,404, of December 15, 1976, without prejudice to the Purchasing Shareholder's liability for damages and losses caused to the remaining shareholders as a result of the noncompliance of the liabilities set forth herein.

Paragraph Six

Any Purchasing Shareholder (according to paragraph nine below), who purchases or becomes the holder of other rights, including trust or usufruct, on the preferred shares issued by the Company, in quantity equal or superior to eight per cent (8%) of the total of the preferred shares issued by the Company, shall be equally obliged to, within at most sixty (60) days counted from the date of such acquisition or event that resulted in the ownership of such rights on the shares in quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, carry out or request the registration, as the case may be, of an OPA, according to the provisions herein.

Paragraph Seven

The provisions herein do not apply to the case of any person who become holder of preferred shares issued by the Company in a quantity equal or superior to eight per cent (8%) of the total of preferred shares issued by the Company, as a result of (i) takeover of another company by the Company, (ii) takeover of shares of another company by the Company, or (iii) the subscription of Company shares, carried out in primary issue, including the issue of shares to acquire the control of another company, (iv) the performance of strategic partnerships which involve the exchange with or assignment of preferred shares by the Controlling Shareholder to third parties or (v) the transfer, to the Controlling Shareholder, of preferred shares held on the Effective Date by People Related to the Controlling Shareholder or vice-versa, as well as those among People Related to the Controlling Shareholder.

Paragraph Eight

In order to calculate the eight per cent (8%) of the total of the preferred shares issued by the Company mentioned in the main section of this article, the involuntary

additions of share stake resulting from the share cancellation at the treasury or the Company capital stock reduction because of the share cancellation shall not be computed.

Paragraph Nine
For the purposes of this article, the terms below with initial capital letters shall have the following meanings:

"Purchasing Shareholder" means any person (including, without limitation, any individual or legal entity, investment fund, condominium, portfolio, universality of rights, or another form of organization, residing or domiciled in Brazil or abroad), or a group of people linked through voting agreement among themselves, or similar, and/or who acts representing the same interest of the Purchasing Shareholder, who subscribes and/or acquires shares from the Company, under any form.

"Outstanding Shares" means all shares issued by the Company except those (i) held, directly or indirectly, by the Controlling Shareholder and/or people linked to him; (ii) in the Company treasury; (iii) held by a company controlled by the Company; and (iv) held, directly or indirectly, by Company managers.

"Controlling Shareholder" has the meaning set forth in article 116, Law No 6,404, of December 15, 1976.

"Effective Date" is the date of publication of the minutes of the Special General Meeting in which the decision on the introduction of this Title IX in the Company bylaws was made.

"Consolidated EBITDA" is the Company consolidated operating income before the net financial expenses, tax income and social contribution, depreciation, and amortization, obtained from the audited consolidated financial statements related to the latest fiscal year end and made available to the market by the Company.

"People Related to the Controlling Shareholder" means any person (including, without limitation, any individual or legal entity, investment fund, condominium, portfolio, universality of rights, or another form of organization, residing, domiciled, or headquartered in Brazil or abroad), who is, directly or indirectly, controlled or managed by the Company Controlling Shareholder, (ii) who controls or manages, under any form, the Company Controlling Shareholder, (iii) who takes part in a control group of the Company Controlling Shareholder, or (iv) who is, directly or indirectly, controlled or managed by any person who controls or manages, directly or indirectly, the Company Controlling Shareholder.

Paragraph Ten
If the Securities and Exchange Commission - CVM rule applicable to the OPA set forth herein establishes the adoption of a calculation criteria to fix the acquisition price of each Company share at the OPA which results in an acquisition price higher than the one determined in the provisions of paragraph two above, it must prevail in the OPA realization set forth herein the acquisition price calculated according to the Securities and Exchange Commission – CVM rule.

Paragraph Eleven
It is not obliged to carry out the OPA the Purchasing Shareholder who, within sixty (60) days counted from the date of acquisition of the preferred shares which caused his insertion in the rule contained herein, disposes of the excess of shares at a Stock Exchange.

Paragraph Twelve
The shareholders who hold preferred shares issued by the Company in quantity equal or superior to eight per cent (8%) of the total of the preferred shares issued by the Company, on the Effective Date, shall not be obliged to carry out an OPA as set forth herein.

Paragraph Thirteen
The stakes held by the Company shareholders on the Effective Date shall not be considered for the purposes of the equity calculation set forth in this article 44. In this way, the shareholders who hold preferred shares of the Company on the Effective Date may acquire additional number of shares up to 8% of the total of the preferred shares issued by the Company, besides the stake held on the Effective Date, without incurring in the obligation to carry out the OPA as set forth herein.

Article 44
The provisions contained in this Title IX shall be applicable for a period of two (2) years counted from the Effective Date, and may be automatically postponed for equal periods, except as otherwise determined by the Company Special General Meeting on the subject.

TITLE X
Final Provisions

Arbitrage

Article 45
Any and all conflict between the Company, its shareholders, Officers and members of the Audit Committee, as regards the provisions hereof, the Share Companies Act, the Agreement of Adoption of Differentiated Practices of Corporative Governance – Level 2, as well as the "Rules of Level 2", both of the São Paulo Stock Exchange – BOVESPA, if applicable, the norms issued by the National Monetary Board, Brazil Central Bank, the Stock Exchange Commission and other capital market norms, shall be settled through arbitrage, according to the provisions of the Rule of the Market Arbitrage Chamber, of the São Paulo Stock Exchange- BOVESPA.

(approved in the Special General Meeting of Suzano Petroquímica S.A., held on April 19, 2006)